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REGISTRANT'S NAME E New Media

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
APR 30 2004
THOMSON FINANCIAL

FILE NO. 82- 5701 FISCAL YEAR 12/31/03

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 4/30/04



ANNUAL REPORT 2003

AR/S
12-31-03

enewmedia

CONTENTS

CORPORATE INFORMATION

EXECUTIVE DIRECTORS

Joseph Wing Kong LEUNG *(Chairman)*
James C. NG *(Chief Executive Officer)*
Derek Wai Choi LEUNG
Wing Tung YEUNG

INDEPENDENT NON-EXECUTIVE DIRECTORS

Raymond Wai Pun LAU
Jen CHEN

COMPANY SECRETARY

Pui Man CHENG

AUDITORS

KPMG
8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong

SHARE REGISTRARS

Computershare Hong Kong Investor Services Limited
Rooms 1712-1716, 17th Floor
Hopewell Centre
183 Queen's Road East, Hong Kong

PRINCIPAL BANKERS

The Hongkong & Shanghai Banking Corporation Limited
JPMorgan Private Bank
International Bank of Asia Limited
United Commercial Bank

SOLICITORS

Woo, Kwan, Lee & Lo

REGISTERED OFFICE

Suite 1502, 15th Floor
Chinachem Golden Plaza
77 Mody Road, Tsimshatsui East
Kowloon, Hong Kong

INCORPORATION IN HONG KONG

27 April 1966

LISTING

16 November 1972

NO. OF EMPLOYEES

274

WEB SITE

www.enewmedia.com

STOCK CODE

Hong Kong Stock Exchange: 0128
American Depositary Receipt: ENEWY

CORPORATE COMMUNICATIONS

Tel : (852) 2594 0600
Fax : (852) 2827 1491
Email : info@enewmedia.com

CHAIRMAN'S STATEMENT

For the year ended 31 December 2003, the Group recorded a turnover of HK$138,600,000, representing a decrease of 28% when compared to that of last year. Loss attributable to shareholders was HK$34,069,000, representing a decrease of 71% from the previous year.

The decrease in turnover was primarily due to the recession in the telecommunications industry and the decline in the business of the Clubs, in large part due to the outbreak of the Severe Acute Respiratory Syndrome in the first half of the year.

The Group entered into an agreement with strategic partners to convert the Shanghai Hilltop Country Club into a spa resort with a 4-Star hotel complex. The Shanghai Club was closed towards the end of last year for renovations, and the project is estimated to be completed by the end of 2004.

In October 2003, the Group acquired a 60% interest in The Swank Shop Limited ("Swank"). Swank operates a chain of boutiques and counters retailing premium fashion and the name "Swank" is synonymous with imported luxurious fashion. This acquisition enabled the Group to enter into the premium brand retail business. With the influx of Chinese tourists through the Individual Visit Scheme and continued economic improvement, the Group believes that the current growth in high end retail trade in Hong Kong will continue and is optimistic that Swank can bring to the Group tremendous opportunities in the premium brand retail business.

The Management Discussion and Analysis is set out on pages 3 to 6.

I would like to take this opportunity to thank my fellow directors, dedicated employees, our supportive shareholders and our business partners for their confidence and continued support in the Group.

Joseph Wing Kong LEUNG
Chairman

Hong Kong, 30 March 2004

MANAGEMENT DISCUSSION AND ANALYSIS

FINANCIAL REVIEW

The Group reported a turnover of HK$138,600,000 (2002: HK$193,359,000) and consolidated loss attributable to shareholders amounted to HK$34,069,000 (2002: HK$119,435,000) for the year ended 31 December 2003. The reported loss represented a 71% decrease as compared with that of the previous year. Basic and diluted loss per share was 2.1 HK cents (2002: 7.2 HK cents).

BUSINESS REVIEW

PREMIUM FASHION — THE SWANK SHOP LIMITED ("SWANK")

In 2003, the Group became a strategic partner (60%) of Swank. Swank is one of the most prestigious and recognised names in premium fashion retailing to selected loyal customers through a chain of boutiques and counters in major high-end department stores in Hong Kong.

Swank has over 48 years of experience in operating premium retail shops in Hong Kong and the name Swank has become synonymous with luxury and style when it comes to fashion. Currently, Swank carries some of the most sought after brands from Europe and across the world through distribution arrangements, joint ventures and management agreements. Management believes that such valuable experience and assets will take Swank into an even stronger position for future expansion in Hong Kong and the PRC. Currently, management is undertaking studies to pursue retailing venues in the near future in various major cities in the PRC including Beijing, Shanghai and others.

The Group immediately benefited from the positive performance of Swank. Going ahead, the Group believes Swank will enter into a new era with the rebound in consumer confidence in Hong Kong and the influx of Chinese tourists through the Individual Visit Scheme.

CLUB MANAGEMENT

Shanghai

During the first half of 2003, the Club experienced a significant drop in sales, largely due to the outbreak of Severe Acute Respiratory Syndrome ("SARS"). Cost-reduction programs were immediately implemented in response. Business started to recover steadily from July with occupancy rate rebounding to 80% by the end of August. Such rebound in occupancy rate has continued since.

Since July, the Club has co-operated with Shanghai Landis Hospitality Management Co. Ltd. ("SLHM"), a hotel management company based in Shanghai in which the Group has a 20% interest, to convert the Club into a Spa and 4-Star Hotel. The Club was temporarily closed in December for major renovations, with the expectation from SLHM that work will be completed by the end of 2004. The Club is forecast to contribute to the Group's profit within one year after re-opening.

CLUB MANAGEMENT (CONTINUED)

Hong Kong

The impact of SARS reduced member patronage to less than half its normal level during March and April to such an extent that the Western Restaurant's evening service was suspended. Normal business momentum gradually returned during the latter part of the year. A variety of sales promotion and marketing activities were introduced to boost trading in the intensely competitive environment brought about by reduced demand. Such measures, together with stringent cost controls and an improvement in the number of visitors to Hong Kong later in the year contributed to a reasonably satisfactory result by the year-end.

BIO-MEDICAL

Cardima Inc. ("Cardima")

Listed on NASDAQ and based in California, Cardima is developing an innovative micro-catheter, Revelation Tx microcatheter system, for treatment of atrial fibrillation (irregular heartbeat) which affects an estimated 4.5 million individuals worldwide.

In a meeting in May 2003, the US Food and Drug Administration's ("US FDA") Circulatory System Device Panel provided Cardima and the US FDA with several suggestions on how to re-examine existing data and on the collection of additional data on existing patients, allowing a Pre-Market Approval application to be re-compiled and re-submitted in January 2004, which management feels is a very positive development.

Genovate Biotechnology Company Limited ("Genovate")

Genovate (founded in Taiwan in 1993 by Genelabs Technologies, Inc. of the USA) is a fully integrated pharmaceutical company, encompassing in its operation: new drug development and new formulation capability; clinical trials for local and international pharmaceutical companies; drug manufacturing; drug marketing and distribution in Taiwan.

Genovate has a range of new drug products in the pipeline. The newly developed drug "Prestara", co-developed by Genelabs Technologies and Genovate for treatment of lupus, received an approvable letter from the US FDA in August 2002. Subject to a successful confirmatory clinical trial, the market launch of the product is expected to be some time in 2004. "Genetaxyl" is an improved version of Paclitaxel (BMS' Taxol) developed by Genovate for treatment of breast cancer. The drug received an approval licence in Taiwan in January 2003. In addition, two drug products have completed clinical studies in Taiwan: "Urotrol", a new drug for treatment of urinary incontinence; and "Glusafe", for the treatment of diabetes.

In 2003, Genovate made a strategic investment, becoming one of the founding shareholders of Pharmaessentia Corp. ("PME"). PME, based in Taiwan, was founded by a group of scientists having a recognised capability in drug research and development in the Taiwan pharmaceutical industry. The investment is aimed at providing Genovate with access to a continuum of new drug products for future growth.

TELECOMMUNICATIONS

International Premium Rate Services ("IPRS")

Trading conditions of the telecommunications market worldwide continued to be sluggish in 2003. As a result, traffic volume as well as revenue were further reduced. While the US IPRS market proved to be suffering a longer-term recession than most had originally anticipated, Japan and some major European markets were also dampened by a general trend of tariff reduction, thus affecting profitability on the whole.

To reverse this downward trend, management has taken an active course of action and revamped the existing business model using a more proactive and coordinated approach with its chain of suppliers. Management anticipates that traffic volume, payment rates and payment quality will be improved by securing these new business arrangements. As a result, management believes that improvements in several markets should be forthcoming.

Notwithstanding the current difficult market conditions, the Group maintained some of the investments made in what management believed to be the strategic locations for IPRS service. Given the cyclical nature of the IPRS business, management had reasons to believe a number of these strategic locations will be due for recovery in the short to medium term; and by maintaining our presence, the Group will be leading the market as well as the competition when the situation turns around.

Management is also pleased to report that the Group has continued to maintain excellent relationships with major carriers around the world. While further steps have been taken to fortify the relationships with these long term partners, management is reaching out to the world concentrating on acquiring new carrier partners with an aim to provide our customers with innovative and reliable services.

Despite the extremely difficult circumstances affecting the telecommunications industry in 2004 and in particular the IPRS market, management took significant and effective action to improve business performance, reduce redundant overhead and provide for a more flexible base to respond and adapt more effectively to market changes.

Wireless Network Card Business

Shanghai ENM Telecom & Technology Limited ("SENMTT") commenced operations in July by marketing and distributing GPRS network cards with China Mobile Shanghai. In October, SENMTT expanded its business by cooperating with China Unicom Shanghai for its CDMA1X network cards under the same business model. In 2004, management plans to further expand the business in Shanghai and explore new opportunities in the Guangdong area.

OTHER INVESTMENTS

ChinaPay.com Holdings Limited ("ChinaPay")

ChinaPay's main business is providing B2C electronic payment and intra-bank fund transfer solution services in the PRC through its Joint Venture, ChinaPay e-Payment Service Company Limited ("ChinaPay e-Payment"), with China UnionPay. Although, as projected, ChinaPay e-Payment activities did not contribute to ChinaPay's bottom line in 2003, there was significant improvement in its revenue performance during the year as a result of the introduction of on-line mutual fund investment transaction services. In 2004, ChinaPay e-Payment plans to expand its business to other major cities in the PRC from its hub in Shanghai.

Beijing Smartdot Technologies Co. Ltd. ("Smartdot")

Smartdot's operations were significantly impacted in a number of ways by the outbreak of SARS, and it also faced strong competition in the software development market in the PRC, resulting in a deficit result for 2003. However, during the last quarter of 2003, Smartdot managed to secure a number of contracts/projects and it is expected that its performance will improve in 2004. However, under the Group's conservative policy, management decided to write off the goodwill in this investment, amounting to approximately HK$14.5 million.

LIQUIDITY AND FINANCIAL POSITION

At 31 December 2003, the Group was in a solid financial position with a cash and deposit holdings of HK$635,058,000 (2002: HK$621,112,000). At 31 December 2003, total borrowings stood at HK$61,931,000 (2002: HK$63,651,000) with HK$52,787,000 (2002: HK$56,427,000) repayment falling due within one year. The Group's gearing ratio (a comparison of total borrowings with total equity) was 6.8% at year-end (2002: 6.7%). Current ratio at 31 December 2003 was 4.7 times (2002: 5.4 times).

At 31 December 2003, the Group's borrowings and bank balances were primarily denominated in Hong Kong dollars and United States dollars and exchange differences were reflected in the audited financial statements. All borrowings of the Group are either interest free or on a floating rate basis.

In the reporting year, the Group did not resort to acquiring any financial instruments for hedging purposes.

PLEDGE OF ASSETS

Particulars of the pledges of assets of the Group and the Company are set out in note 21 on the financial statements.

EMPLOYEE AND REMUNERATION POLICIES

At the date of this report, the Group employs a total of 274 full time staff with its main workforce stationed in the Group's office in Hong Kong. The Group's remuneration policies are performance based and are in line with the salary trends in the respective locations. The Group provides employee benefits such as staff insurance schemes, provident and pension funds, discretionary performance bonus, external training support and a performance-based share option scheme.

BIOGRAPHIES OF DIRECTORS AND SENIOR MANAGEMENT

EXECUTIVE DIRECTORS

Mr. Joseph Wing Kong LEUNG, 57, is the Chairman of the Group. Mr. Leung joined the Group in December 2000 as Executive Director and became Chairman in March 2001. Mr. Leung is a Director of Chinachem Group companies. He has over 30 years of experience in finance and management in property development. Mr. Leung is a fellow of the Hong Kong Institute of Real Estate Administration and a member of the executive committee of Real Estate Developers Association of Hong Kong.

Mr. James C. NG, 60, is the Chief Executive Officer of the Group. Prior to joining the Group in March 2001, Mr. Ng served as the CEO of a local bank in Hong Kong. He is a Director of Chinachem Group companies and an Adviser of the Employer's Federation of Hong Kong.

Mr. Derek Wai Choi LEUNG, 53, joined the Group in December 2000. He holds a BSc (Engineering) degree and is also a qualified chartered accountant. Mr. Leung had been in the banking industry for 16 years and in charge of the treasury and capital markets division of a banking subsidiary of one of the largest banks in the world for about ten years. He joined Chinachem Group in early 1997 and is responsible for the international investments of Chinachem Group companies.

Mr. Wing Tung YEUNG, 49, joined the Group as Executive Vice President in October 2001 and became Director in November 2002. Mr. Yeung is responsible for the investments of the Group. Prior to his appointment, Mr. Yeung was the Personal Assistant to the Managing Director of a listed company in Hong Kong for more than ten years, in charge of project investments and developments in Hong Kong, PRC and South East Asia. He had also worked in an American Bank as Manager of Commercial Banking and an international audit firm as Auditor. Mr. Yeung obtained his MBA from Indiana University, USA in 1978 and passed the board examination of the American Institute of Certified Public Accountants in the same year.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Raymond Wai Pun LAU, 54, joined the Group in March 2001. He is the Senior Partner of Ford, Kwan & Co. Solicitors & Notaries. He is a solicitor of the High Court of Hong Kong and he is also qualified to practise in the United Kingdom and the Australian Capital Territory. He is also a notary public and China-appointed Attesting Officer. Mr. Lau was a director of Pok Oi Hospital from 1987 to 1989 and a consultant of Pok Oi Hospital in 1990.

Dr. Jen CHEN, 49, joined the Group in February 2003. He has extensive experience and professional knowledge in the biopharmaceutical industry. Dr. Chen is the General Manager of Genovate Biotechnology Company Limited in Taiwan. Prior to this appointment, Dr Chen was the Vice President of Asian Operation in Genelabs Technologies, Inc. in the US. He had also worked in Novartis Pharmaceuticals Corporation for eight years in areas of new drug discovery and research. He is the author or co-author of more than 30 papers and ten patents in the field. Dr. Chen obtained his Ph.D. (Chemistry) from University of Rochester in New York, USA.

SENIOR MANAGEMENT

Mr. David Kin Hay HONG, 56, is the Managing Director of The Swank Shop Limited ("Swank"). Mr. Hong joined the family business in 1974 after his graduation from business studies in England. He was in charge of the manufacturing arm of Swank in the first few years. In the early 1980's, Mr. Hong moved on to the retail business unit and has headed Swank since 1991. Mr. Hong has valuable experience in high fashion retailing.

Mr. Hong was awarded by the French President with the titles of Chevalier de l'Ordre National du Merite in July 1996 and Chevalier de la Legion d'Honneur in June 2003.

Mr. Kenneth Sai Lai WONG, 42, joined the Group in July 2001 as Vice President - Investments. He is responsible for the Group's investment in Medical & Healthcare area. Prior to this appointment, Mr. Wong was the Vice President of Commercial Banking Business of First Pacific Bank, and Corporate Banking Officer of a major US bank where he gained international finance exposure in Chicago and New York. Before joining the banking industry, Mr. Wong had worked for an international accounting firm in performing project investment evaluation and feasibility study. Mr. Wong holds a Bachelor of Social Sciences Degree from the University of Hong Kong.

Ms. Gladys C. CHEN, 53, joined the Group as Chief Financial Officer in June 2001. Prior to her appointment, Ms. Chen was the Senior Vice President and Chief Financial Officer of a local bank in Hong Kong. She is a member of the American Institute of Certified Public Accountants.

Mr. Victor Yiu Keung CHIANG, 39, is the Financial Controller of the Group overseeing the financial management of the Group. He joined the Group in 2003 and has over 15 years' experience in professional accountancy practice and financial management experience with listed companies. Graduated from the Chinese University of Hong Kong with a bachelor's degree in business administration, he is a fellow member of the Hong Kong Society of Accountants and the Association of Chartered Certified Accountants. Mr. Chiang is also a Certified Public Accountant practising in Hong Kong.

Mr. Alex C.H. YIP, 31, joined the Group as Senior Legal Officer in September 2003. Prior to joining the Group, Mr. Yip practised corporate and commercial law in New York and Hong Kong and was associated with the New York law firms of Simpson Thacher & Bartlett LLP and Milbank, Tweed, Hadley & McCloy LLP. Mr. Yip worked on multiple billion US dollar transactions and has experience in mergers and acquisitions, private equity, securities and banking. He received his Juris Doctor degree from Boston College Law School in the US and his Bachelor of Arts degree in Economics and Political Science from University of Rochester in the US.

REPORT OF THE DIRECTORS

The directors present herewith their annual report together with the audited financial statements for the year ended 31 December 2003.

PRINCIPAL ACTIVITIES

The principal activities of the Company are investment holding and securities trading. The principal activities of the subsidiaries are provision of telecommunications services, operation of recreational clubs and investment holding. During the year, the Group acquired certain subsidiaries and a business of which the principal activities are wholesale and retail of fashion wear and accessories and marketing and distribution of network cards, respectively.

The analysis of the principal activities and geographical locations of the operations of the Company and its subsidiaries ("the Group") during the financial year are set out in note 11 on the financial statements.

Particulars of the Company's principal subsidiaries, associates and jointly controlled entities at 31 December 2003 are set out in the financial statements on pages 66 to 68.

MAJOR CUSTOMERS AND SUPPLIERS

The information in respect of the Group's sales and purchases attributable to the major customers and suppliers respectively during the financial year is as follows:

	Percentage of the Group's total	
	Sales	**Purchases**
The largest customer	24%	
Five largest customers in aggregate	36%	
The largest supplier		15%
Five largest suppliers in aggregate		49%

At no time during the year have the directors, their associates or any shareholder of the Company (which to the knowledge of the directors owns more than 5% of the Company's share capital) had any interest in these major customers and suppliers.

FINANCIAL STATEMENTS

The loss of the Group for the year ended 31 December 2003 and the state of the Company's and the Group's affairs as at that date are set out in the financial statements on pages 16 to 68.

DIVIDENDS

The directors do not recommend the payment of any dividend in respect of the year ended 31 December 2003 (2002: HK$Nil).

FIXED ASSETS

Details of the movements in fixed assets of the Group and the Company are set out in note 12 on the financial statements.

DEBENTURES

Particulars of the club debentures of the Group are set out in note 25 on the financial statements.

SHARE CAPITAL

Details of the movements in the share capital of the Company during the year are set out in note 30 on the financial statements.

RESERVES

Details of the movements in reserves of the Group and the Company during the year are set out in note 31 on the financial statements.

DIRECTORS

The directors during the financial year and up to the date of this report were:

EXECUTIVE DIRECTORS

Joseph Wing Kong LEUNG
James C. NG
Derek Wai Choi LEUNG
Wing Tung YEUNG

INDEPENDENT NON-EXECUTIVE DIRECTORS

Raymond Wai Pun LAU	
Jen CHEN	(appointed on 24 February 2003)
Cheng Fen CHAO	(resigned on 24 February 2003)

In accordance with article 101 of the Company's articles of association, Messrs. Joseph Wing Kong LEUNG and Derek Wai Choi LEUNG retire from the board by rotation at the forthcoming annual general meeting and, being eligible, offer themselves for re-election.

DIRECTORS' SERVICE CONTRACTS

No director proposed for re-election at the forthcoming annual general meeting has an unexpired service contract which is not determinable by the Company or any of its subsidiaries within one year without payment of compensation, other than normal statutory obligations.

DIRECTORS' INTERESTS AND SHORT POSITIONS, UNDERLYING SHARES AND DEBENTURES

The directors who held office at 31 December 2003 had the following interests in the shares of the Company, its subsidiaries and other associated corporations (within the meaning of the Securities and Futures Ordinance ("SFO")) at that date as recorded in the register of directors' interests and short positions required to be kept under section 352 of the SFO:

Interests in issued shares	Ordinary shares of HK$0.01 each of the Company Corporate interests	Percentage of total issued shares
Joseph Wing Kong LEUNG	200,000	0.012%

Apart from the foregoing, none of the directors of the Company or any of their spouses or children under eighteen years of age has interests or short positions in the shares, underlying shares or debentures of the Company or any of its subsidiaries as recorded in the register required to be kept under section 352 of the SFO or as otherwise notified to the Company pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

SHARE OPTION SCHEME

In an Extraordinary General Meeting of the Company held on 14 June 2002, the shareholders of the Company formally approved the termination of the share option scheme adopted on 30 December 1997 (the "Old Scheme") and the adoption of a new share option scheme (the "New Scheme"), in compliance with the amended Chapter 17 of the Rules Governing the Listing of Securities (the "Listing Rules") on The Stock Exchange of Hong Kong Limited (the "Stock Exchange") and for the purpose of providing the Company a flexible means of giving incentives and rewards to executive directors and employees for their contribution to the Group. All outstanding options granted under the Old Scheme shall remain valid and exercisable under the provisions of the Old Scheme.

Under the terms of the New Scheme, the Board may, at its discretion, invite executive directors and employees of the Group to take up options to subscribe for shares of the Company. The New Scheme shall be valid and effective for a period of 10 years ending on 13 June 2012, after which period no further options will be granted. The exercise price of options shall be determined by the Board and shall be at least the highest of (i) the closing price of the shares as stated in the Stock Exchange's daily quotation sheet on the offer date, which must be a business day; (ii) a price being the average of the closing prices of the shares as stated in the Stock Exchange's daily quotations sheets for the 5 business days immediately preceding the offer date; and (iii) the nominal value of the shares. A nominal consideration of HK$1 is payable on acceptance of any options granted.

SHARE OPTION SCHEME (CONTINUED)

The total number of shares available for issue under the New Scheme as at 31 December 2003 was 243,415,800 shares (including options for 1,320,000 shares that have been granted but not yet lapsed or exercised) which represented 14.7% of the issued share capital of the Company at 31 December 2003. In respect of the maximum entitlement of each participant under the New Scheme, the number of shares issued and to be issued upon exercise of the options granted to each participant in any 12-month period is limited to 1% of the Company's ordinary shares in issue. Any further grant of options in excess of this limit is subject to shareholders' approval in a general meeting.

During the year, no new options were granted, no options were cancelled or exercised, and 2,318,000 options issued under the Old Scheme lapsed.

At 31 December 2003, the employees of the Company had the following interests in options to subscribe for shares of the Company (market value per share at 31 December 2003 was HK$0.232). The options are unlisted. Each option gives the holder the right to subscribe for one ordinary share of HK$0.01 each of the Company.

	Number of options outstanding at the beginning of the year	Number of options lapsed during the year	Number of options outstanding at the end of the year	Date granted	Price per share on exercise of options
Granted under the Old Scheme:					
Employees	3,638,000	2,318,000	1,320,000	11 October 1999 to 18 September 2000	HK$0.63 to HK$1.90

Share options under the Old Scheme are exercisable before 29 December 2007.

Apart from the foregoing, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable the directors or chief executive of the Company or any of their spouses or children under eighteen years of age, to acquire benefits by means of the acquisition of shares in or debentures of the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS' INTERESTS AND SHORT POSITIONS IN SHARES AND UNDERLYING SHARES

The Company has been notified of the following interests in the Company's issued shares at 31 December 2003 amounting to 5% or more of the ordinary shares in issue:

	Ordinary shares of HK$0.01 each			
Substantial shareholders	Direct interests	Indirect interests	Total number of ordinary shares held	Percentage of total issued shares
Diamond Leaf Limited	162,884,503	—	162,884,503	9.8%
Solution Bridge Limited	408,757,642	—	408,757,642	24.8%
Ms Nina KUNG *(Note)*	—	571,642,145	571,642,145	34.6%

Note: The interests disclosed under Ms Nina KUNG represent her deemed interests in the shares of the Company by virtue of her interests in Diamond Leaf Limited and Solution Bridge Limited.

Apart from the foregoing, no other interests required to be recorded in the register kept under section 336 of the SFO have been notified to the Company.

DIRECTORS' INTERESTS IN CONTRACTS

No contract of significance to which the Company or any of its subsidiaries was a party, and in which a director of the Company had a material interest, subsisted at the end of the year or at any time during the year.

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

Neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company's listed securities during the year.

BANK LOANS AND OTHER BORROWINGS

Particulars of bank loans and other borrowings of the Company and the Group as at 31 December 2003 are set out in notes 24 and 26 on the financial statements.

FIVE YEAR SUMMARY

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on pages 69 and 70 of the annual report.

RETIREMENT SCHEMES

The Group principally operates a number of defined contribution retirement schemes and Mandatory Provident Fund Schemes for its Hong Kong employees. The Group also operates other defined contribution schemes for its overseas employees as appropriate in the relevant jurisdictions. Particulars of the principal retirement schemes are set out in note 27 on the financial statements.

CONNECTED TRANSACTIONS

The Company entered into a tenancy agreement with Hollywood Palace Company Limited, a company controlled by a substantial shareholder, in respect of the letting of Suites 1502, 1521 and 1522 on the 15th Floor, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong with a gross floor area of approximately 11,282 square feet for a term of two years from 1 May 2001 to 30 April 2003 at a monthly rental of HK$203,076. The tenancy agreement was renewed on 28 May 2003 for a further period of two years from 1 May 2003 to 30 April 2005 at a monthly rental of HK$157,948, with six months' rent-free period over the lease term.

AUDIT COMMITTEE

The Group's Audit Committee comprises two independent non-executive directors and continues to exercise its authority to review and supervise the financial reporting process and internal control system of the Group.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

The Company has complied throughout the year with the Code of Best Practice (the "Code") as set out by the Stock Exchange in Appendix 14 to the Listing Rules except that the independent non-executive directors are not appointed for a specific term as required by paragraph 7 of the Code, but are subject to retirement by rotation in accordance with the Company's articles of association.

AUDITORS

KPMG were first appointed as auditors of the Company in 2001 upon the retirement of RSM Nelson Wheeler.

KPMG retire and, being eligible, offer themselves for reappointment. A resolution for the reappointment of KPMG as auditors of the Company is to be proposed at the forthcoming annual general meeting.

By order of the board
Joseph Wing Kong LEUNG
Chairman

Hong Kong, 30 March 2004

REPORT OF THE AUDITORS

KPMG

TO THE SHAREHOLDERS OF e-NEW MEDIA COMPANY LIMITED

(Incorporated in Hong Kong with limited liability)

We have audited the financial statements on pages 16 to 68 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the directors to prepare financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently, that judgements and estimates are made which are prudent and reasonable and that the reasons for any significant departure from applicable accounting standards are stated.

It is our responsibility to form an independent opinion, based on our audit, on those financial statements and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's and the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2003 and of the Group's loss and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
Hong Kong, 30 March 2004

CONSOLIDATED INCOME STATEMENT

For the year ended 31 December 2003
(Expressed in Hong Kong dollars)

	Note	**2003** **$'000**	2002 $'000
Turnover	2 & 11	**138,600**	193,359
Cost of sales		**(42,848)**	(85,751)
Gross profit		**95,752**	107,608
Other revenue	3	**4,496**	1,539
Other net loss	3	**(17,965)**	(90,113)
Administrative and selling expenses		**(88,116)**	(77,134)
Other operating expenses		**(6,166)**	(27,956)
Loss from operations		**(11,999)**	(86,056)
Finance costs	4(a)	**(969)**	(1,253)
Share of profits less losses of associates		**(19,472)**	(1,792)
Impairment loss on goodwill		**—**	(30,000)
Loss from ordinary activities before taxation	4	**(32,440)**	(119,101)
Income tax	5(a)	**(111)**	(334)
Loss from ordinary activities after taxation		**(32,551)**	(119,435)
Minority interests		**(1,518)**	—
Loss attributable to shareholders	8 & 31	**(34,069)**	(119,435)
Loss per share	9		
- Basic and diluted		**(2.1) cents**	(7.2) cents

The notes on pages 23 to 68 form part of these financial statements.

CONSOLIDATED BALANCE SHEET

As at 31 December 2003
(Expressed in Hong Kong dollars)

	Note	2003		2002	
		$'000	**$'000**	$'000	$'000
Non-current assets					
Fixed assets	12(a)				
- Investment properties			**3,600**		3,600
- Other property and equipment			**170,717**		161,365
			174,317		164,965
Goodwill	13		**8,667**		—
Interest in associates	15		**17,153**		29,121
Interest in jointly controlled entities	16		**—**		—
Other non-current financial assets	17		**91,897**		108,563
			292,034		302,649
Current assets					
Short term investments	18	**108,821**		102,082	
Inventories	19	**30,341**		368	
Trade and other receivables	20	**48,183**		73,163	
Amounts due from associates		**2,229**		—	
Pledged deposits	21	**47,536**		47,536	
Cash and cash equivalents	22	**587,522**		573,576	
Tax recoverable	29(a)	**331**		—	
		824,963		796,725	
Current liabilities					
Trade and other payables	23	**118,136**		85,646	
Bank loans, secured	24	**46,680**		46,680	
Current portion of debentures	25	**900**		4,540	
Other loans, unsecured	26	**5,207**		5,207	
Current taxation	29(a)	**5,496**		5,474	
		176,419		147,547	
Net current assets			**648,544**		649,178
Total assets less current liabilities carried forward			**940,578**		951,827

CONSOLIDATED BALANCE SHEET

As at 31 December 2003
(Expressed in Hong Kong dollars)

	Note	2003		2002	
		$'000	***$'000***	*$'000*	*$'000*
Total assets less current liabilities brought forward			**940,578**		951,827
Non-current liabilities					
Debentures	25	**9,144**		7,224	
Deferred tax liabilities	29(b)	**117**		89	
			9,261		7,313
Minority interests			**20,006**		—
NET ASSETS			**911,311**		944,514
CAPITAL AND RESERVES					
Share capital	30		**16,507**		16,507
Reserves	31(a)		**894,804**		928,007
			911,311		944,514

Approved and authorised for issue by the board of directors on 30 March 2004.

Joseph Wing Kong LEUNG
Chairman

James C. NG
Chief Executive Officer

The notes on pages 23 to 68 form part of these financial statements.

BALANCE SHEET

As at 31 December 2003
(Expressed in Hong Kong dollars)

	Note	2003		2002	
		$'000	**$'000**	*$'000*	*$'000*
Non-current assets					
Fixed assets	12(b)				
- Investment properties			**3,600**		3,600
- Other property and equipment			**105,001**		100,001
			108,601		103,601
Interest in subsidiaries	14		**174,543**		169,106
Interest in associates	15		**556**		1,403
			283,700		274,110
Current assets					
Short term investments	18	**106,328**		100,044	
Trade and other receivables	20	**1,733**		31,527	
Pledged deposits	21	**47,536**		47,536	
Cash and cash equivalents	22	**555,872**		547,934	
		711,469		727,041	
Current liabilities					
Trade and other payables	23	**2,007**		2,167	
Amounts due to subsidiaries		**84,108**		54,692	
		86,115		56,859	
Net current assets			**625,354**		670,182
NET ASSETS			**909,054**		944,292
CAPITAL AND RESERVES					
Share capital	30		**16,507**		16,507
Reserves	31(b)		**892,547**		927,785
			909,054		944,292

Approved and authorised for issue by the board of directors on 30 March 2004.

Joseph Wing Kong LEUNG
Chairman

James C. NG
Chief Executive Officer

The notes on pages 23 to 68 form part of these financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

For the year ended 31 December 2003
(Expressed in Hong Kong dollars)

	Note	**2003** **$'000**	2002 *$'000*
Shareholders' equity at 1 January		**944,514**	1,033,564
Surplus on revaluation of land and buildings held for own use	31(a)	**33**	—
Exchange differences on translation of the financial statements of foreign entities	31(a)	**833**	385
Net gains not recognised in the income statement		**866**	385
Loss attributable to shareholders for the year	31(a)	**(34,069)**	(119,435)
Movements in share capital			
- reduction of share capital	30	**—**	(808,822)
Movements in reserves			
- creation of special reserve under capital reorganisation scheme	31(a)	**—**	808,822
- transfer of goodwill reserve to the income statement			
- impairment loss on goodwill	31(a)	**—**	30,000
		—	838,822
Shareholders' equity at 31 December		**911,311**	944,514

The notes on pages 23 to 68 form part of these financial statements.

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2003
(Expressed in Hong Kong dollars)

	Note	2003 $'000	2002 $'000
Operating activities			
Loss from ordinary activities before taxation		**(32,440)**	(119,101)
Adjustments for:			
- Depreciation		**11,664**	13,077
- Amortisation of goodwill		**267**	—
- Impairment loss on goodwill		**—**	30,000
- Impairment loss on goodwill included in share of profits less losses of associates		**14,519**	—
- Finance costs		**969**	1,253
- Dividend income from listed investments		**(4,162)**	(40,696)
- Dividend income from unlisted investments		**(3,409)**	—
- Interest income		**(7,140)**	(10,577)
- Share of profits less losses of associates		**4,953**	1,792
- (Write back of deficit)/deficit on revaluation of land and buildings		**(9,699)**	15,038
- Write back of provision for impairment loss on and non-recoverable amounts due from associates		**(171)**	(306)
- Impairment loss on fixed assets		**3,600**	—
- Net loss on disposal of fixed assets		**258**	56
- Net realised and unrealised loss on investments in securities		**17,707**	90,057
Foreign exchange loss/(gain)		**122**	(279)
Operating loss before changes in working capital		**(2,962)**	(19,686)
Decrease in inventories		**11,027**	84
Decrease in trade and other receivables		**6,160**	1,203
Decrease in trade and other payables		**(34,910)**	(2,606)
Net change in amounts due from associates		**(3,381)**	—
Cash used in operations		**(24,066)**	(21,005)
Interest received		**7,490**	10,487
Dividends received from listed investments		**4,162**	40,696
Dividends received from unlisted investments		**3,409**	—
Tax paid			
- Hong Kong Profits Tax paid		**(3)**	(1)
- Overseas tax paid		**(74)**	(275)
Net cash (used in)/from operating activities carried forward		**(9,082)**	29,902

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31 December 2003
(Expressed in Hong Kong dollars)

	Note	2003 *$'000*	2002 *$'000*
Net cash (used in)/from operating activities brought forward		**(9,082)**	29,902
Investing activities			
Payment for purchase of fixed assets		**(4,229)**	(684)
Payment for purchase of investments in securities		**—**	(30,692)
Net cash inflow in respect of acquisition of subsidiaries	32	**9,253**	—
Refund received/(deposits paid) in respect of acquisitions of securities and associates		**29,564**	(29,564)
Payment for purchase of associates		**(6,224)**	(2,966)
Payment for purchase of a business		**(754)**	—
Loans repaid by associates		**1,018**	3,340
Proceeds from sales of fixed assets		**7**	78
Proceeds from sale of investments in securities		**—**	1,928
Net cash from/(used in) investing activities		**28,635**	(58,560)
Financing activities			
Redemption of debentures		**(1,720)**	(6,196)
Repayment of bank loans		**(2,948)**	(6)
Other borrowing costs paid		**(1,085)**	(1,388)
Net cash used in financing activities		**(5,753)**	(7,590)
Net increase/(decrease) in cash and cash equivalents		**13,800**	(36,248)
Cash and cash equivalents at 1 January		**573,576**	609,736
Effect of foreign exchange rates changes		**146**	88
Cash and cash equivalents at 31 December	22	**587,522**	573,576

The notes on pages 23 to 68 form part of these financial statements.

NOTES ON THE FINANCIAL STATEMENTS

(Expressed in Hong Kong dollars)

1 SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

These financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (which include all applicable Statements of Standard Accounting Practice and Interpretations) issued by the Hong Kong Society of Accountants, accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. A summary of the significant accounting policies adopted by the Group is set out below.

(b) Basis of preparation of the financial statements

The measurement basis used in the preparation of the financial statements is historical cost modified by the revaluation of investment properties and land and buildings, and the marking to market of certain investments in securities as explained in the accounting policies set out below.

(c) Subsidiaries and controlled entities

A subsidiary, in accordance with the Hong Kong Companies Ordinance, is a company in which the Group, directly or indirectly, holds more than half of the issued share capital, or controls more than half the voting power, or controls the composition of the board of directors. Subsidiaries are considered to be controlled if the Group has the power, directly or indirectly, to govern the financial and operating policies, so as to obtain benefits from their activities.

An investment in a controlled subsidiary is consolidated into the consolidated financial statements, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Group, in which case, it is stated in the consolidated balance sheet at fair value with changes in fair value recognised in the consolidated income statement as they arise.

Intra-group balances and transactions, and any unrealised profits arising from intra-group transactions, are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains, but only to the extent that there is no evidence of impairment.

Minority interests at the balance sheet date, being the portion of the net assets of subsidiaries attributable to equity interests that are not owned by the Company, whether directly or indirectly through subsidiaries, are presented in the consolidated balance sheet separately from liabilities and the shareholders' equity. Minority interests in the results of the Group for the year are also separately presented in the income statement.

1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(c) Subsidiaries and controlled entities (continued)

Where losses attributable to the minority exceed the minority interest in the net assets of a subsidiary, the excess, and any further losses attributable to the minority, are charged against the Group's interest except to the extent that the minority has a binding obligation to, and is able to, make good the losses. All subsequent profits of the subsidiary are allocated to the Group until the minority's share of losses previously absorbed by the Group has been recovered.

In the Company's balance sheet, an investment in a subsidiary is stated at cost less any impairment losses (see note 1(j)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the Company, in which case, it is stated in the balance sheet at fair value with changes in fair value recognised in the income statement as they arise.

(d) Associates and jointly controlled entities

An associate is an entity in which the Group or Company has significant influence, but not control or joint control, over its management, including participation in the financial and operating policy decisions.

A jointly controlled entity is an entity which operates under a contractual arrangement between the Group or Company and other parties, where the contractual arrangement establishes that the Group or Company and one or more of the other parties share joint control over the economic activity of the entity.

An investment in an associate or a jointly controlled entity is accounted for in the consolidated financial statements under the equity method and is initially recorded at cost and adjusted thereafter for the post-acquisition change in the Group's share of the associate's or the jointly controlled entity's net assets, unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions that significantly impair its ability to transfer funds to the investor or venturer, in which case it is stated at fair value with changes in fair value recognised in the consolidated income statement as they arise. The consolidated income statement reflects the Group's share of the post-acquisition results of the associates and jointly controlled entities for the year, including any amortisation of positive or negative goodwill charged or credited during the year in accordance with note 1(e). When the Group's share of losses exceeds the carrying amount of the associate, the carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred obligations in respect of the associate.

1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d) Associates and jointly controlled entities (continued)

Unrealised profits and losses resulting from transactions between the Group and its associates and jointly controlled entities are eliminated to the extent of the Group's interest in the associate or jointly controlled entity, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in the income statement.

In the Company's balance sheet, investments in associates and jointly controlled entities are stated at cost less any impairment losses (see note 1(j)), unless it is acquired and held exclusively with a view to subsequent disposal in the near future or operates under severe long-term restrictions which significantly impair its ability to transfer funds to the investor or venturer, in which case, it is stated at fair value with changes in fair value recognised in the income statement as they arise.

(e) Goodwill

Positive goodwill arising on consolidation represents the excess of the cost of the acquisition over the Group's share of the fair value of the identifiable assets and liabilities acquired. In respect of controlled subsidiaries:

— for acquisitions before 1 January 2001, positive goodwill is eliminated against reserves and is reduced by impairment losses recognised in the consolidated income statement (see note 1(j)); and

— for acquisitions on or after 1 January 2001, positive goodwill is amortised to the consolidated income statement on a straight-line basis over its estimated useful life. Positive goodwill is stated in the consolidated balance sheet at cost less any accumulated amortisation and any impairment losses (see note 1(j)).

In respect of acquisitions of associates and jointly controlled entities, positive goodwill is amortised to the consolidated income statement on a straight-line basis over its estimated useful life. The cost of positive goodwill less any accumulated amortisation and any impairment losses (see note 1(j)) is included in the carrying amount of the interest in associates or jointly controlled entities.

1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(e) Goodwill (continued)

Negative goodwill arising on acquisitions of controlled subsidiaries, associates and jointly controlled entities represents the excess of the Group's share of the fair value of the identifiable assets and liabilities acquired over the cost of the acquisition. Negative goodwill is accounted for as follows:

— for acquisitions before 1 January 2001, negative goodwill is credited to a capital reserve; and

— for acquisitions on or after 1 January 2001, to the extent that negative goodwill relates to an expectation of future losses and expenses that are identified in the plan of acquisition and can be measured reliably, but which have not yet been recognised, it is recognised in the consolidated income statement when the future losses and expenses are recognised. Any remaining negative goodwill, but not exceeding the fair values of the non-monetary assets acquired, is recognised in the consolidated income statement over the weighted average useful life of those non-monetary assets that are depreciable/ amortisable. Negative goodwill in excess of the fair values of the non-monetary assets acquired is recognised immediately in the consolidated income statement.

In respect of any negative goodwill not yet recognised in the consolidated income statement:

— for controlled subsidiaries, such negative goodwill is shown in the consolidated balance sheet as a deduction from assets in the same balance sheet classification as positive goodwill; and

— for associates and jointly controlled entities, such negative goodwill is included in the carrying amount of the interests in associates or jointly controlled entities.

On disposal of a controlled subsidiary, an associate or a jointly controlled entity during the year, any attributable amount of purchased goodwill not previously amortised through the consolidated income statement or which has previously been dealt with as a movement on group reserves is included in the calculation of the profit or loss on disposal.

1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(f) Other investments in securities

The Group's and the Company's policies for investments in securities other than investments in subsidiaries, associates and jointly entities are as follows:

(i) Investments held on a continuing basis for an identified long-term purpose are classified as investment securities. Investment securities are stated in the balance sheet at cost less any provisions for diminution in value. Provisions are made when the fair values have declined below the carrying amounts, unless there is evidence that the decline is temporary, and are recognised as an expense in the income statement, such provisions being determined for each investment individually.

(ii) Provisions against the carrying value of investment securities are written back when the circumstances and events that led to the write-down or write-off cease to exist and there is persuasive evidence that the new circumstances and events will persist for the foreseeable future.

(iii) All other securities (whether held for trading or otherwise) are stated in the balance sheet at fair value. Changes in fair value are recognised in the income statement as they arise. Securities are presented as short term investments when they were acquired principally for the purpose of generating a profit from short term fluctuations in price.

(iv) Profits or losses on disposal of investments in securities are determined as the difference between the estimated net disposal proceeds and the carrying amount of the investments and are accounted for in the income statement as they arise.

(g) Fixed assets

(i) Fixed assets are carried in the balance sheets on the following bases:

— investment properties with an unexpired lease term of more than 20 years are stated in the balance sheet at their open market value which is assessed annually by external qualified valuers;

— land and buildings held for own use are stated in the balance sheet at their revalued amount, being their open market value at the date of revaluation less any subsequent accumulated depreciation (see note 1(i)). Revaluations are performed by qualified valuers with sufficient regularity to ensure that the carrying amount of these assets does not differ materially from that which would be determined using fair values at the balance sheet date; and

— equipment and other fixed assets are stated in the balance sheet at cost less accumulated depreciation (see note 1(i)) and impairment losses (see note 1(j)).

1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g) Fixed assets (continued)

(ii) Changes arising on the revaluation of investment properties and land and buildings held for own use are generally dealt with in reserves. The only exceptions are as follows:

— when a deficit arises on revaluation, it will be charged to the income statement if, and to the extent that, it exceeds the amount held in the reserve in respect of that same asset, or, solely in the case of investment properties, the portfolio of investment properties, immediately prior to the revaluation; and

— when a surplus arises on revaluation, it will be credited to the income statement if, and to the extent that, a deficit on revaluation in respect of that same asset, or, solely in the case of investment properties, the portfolio of investment properties, had previously been charged to the income statement.

(iii) Subsequent expenditure relating to a fixed asset that has already been recognised is added to the carrying amount of the asset when it is probable that future economic benefits, in excess of the originally assessed standard of performance of the existing asset, will flow to the enterprise. All other subsequent expenditure is recognised as an expense in the period in which it is incurred.

(iv) Gains or losses arising from the retirement or disposal of a fixed asset are determined as the difference between the estimated net disposal proceeds and the carrying amount of the asset and are recognised in the income statement on the date of retirement or disposal. On disposal of an investment property, the related portion of surpluses or deficits previously taken to the investment properties revaluation reserve is also transferred to the income statement for the year. For land and buildings, any related revaluation surplus is transferred from the revaluation reserve to the revenue reserve.

1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(h) Leased assets

Leases of assets under which the lessee assumes substantially all the risks and benefits of ownership are classified as finance leases. Leases of assets under which the lessor has not transferred all the risks and benefits of ownership are classified as operating leases.

(i) Assets held for use in operating leases

Where the Group leases out assets under operating leases, the assets are included in the balance sheet according to their nature and, where applicable, are depreciated in accordance with the Group's depreciation policies, as set out in note 1(i). Impairment losses are accounted for in accordance with the accounting policy as set out in note 1(j). Revenue arising from operating leases is recognised in accordance with the Group's revenue recognition policies, as set out in note 1(p)(vii).

(ii) Operating lease charges

Where the Group has the use of assets under operating leases, payments made under the leases are charged to the income statement in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives received are recognised in the income statement as an integral part of the aggregate net lease payments made. Contingent rentals are charged to the income statement in the accounting period in which they are incurred.

(i) Amortisation and depreciation

(i) No depreciation is provided on investment properties with an unexpired lease term of over 20 years or on freehold land.

(ii) Depreciation is calculated to write off the cost or valuation of other fixed assets over their estimated useful lives as follows:

— leasehold land and buildings are depreciated on a straight-line basis over the remaining term of the lease;

— other fixed assets are depreciated on a straight-line basis over their estimated useful lives as follows:

Leasehold improvements	Over the shorter of remaining term of the lease and 5 - 6 years
Furniture, fixtures and equipment	3 - 7 years
Communications equipment	6 years
Motor vehicles	3 - 5 years

1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(j) Impairment of assets

The following assets are reviewed at each balance sheet date for any indications of impairment and/or to evaluate the appropriateness of any impairment loss provision previously made:

— property and equipment (other than properties carried at revalued amounts);

— investments in subsidiaries, associates and jointly controlled entities (except for those accounted for at fair value under notes 1(c) and 1(d)); and

— goodwill (whether taken initially to reserves or recognised as an asset).

If any such indication exists, an impairment loss is recognised in the income statement to the extent of the excess of the carrying amount of the asset over its recoverable amount.

(i) Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

(ii) Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is reversed only if the loss was caused by a specific external event of an exceptional nature that is not expected to recur, and the increase in recoverable amount relates clearly to the reversal of the effect of that specific event.

A reversal of an impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to the income statement in the year in which reversals are recognised.

1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(k) Inventories

Inventories are carried at the lower of cost and net realisable value.

Cost is calculated using the first-in, first-out formula or, where applicable, on a specific identification basis, and comprises all costs of purchase and other costs incurred in bringing the inventories to their present location and condition.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

(l) Cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition. Bank overdrafts that are repayable on demand and form an integral of the Group's cash management are also included as a component of cash and cash equivalents for the purpose of the cash flow statement.

(m) Employee benefits

(i) Salaries, annual bonuses, paid annual leave, leave passage and the cost to the Group of non-monetary benefits are accrued in the year in which the associated services are rendered by employees of the Group. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

(ii) Contributions to Mandatory Provident Funds as required under the Hong Kong Mandatory Provident Fund Schemes Ordinance and defined contribution provident fund schemes and retirement costs in respect of overseas employees according to local requirements are recognised as an expense in the income statement as incurred.

(iii) When the Group grants employees options to acquire shares of the Company, no employee benefit cost or obligation is recognised at the date of grant. When the options are exercised, equity is increased by the amount of the proceeds received.

1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n) Income tax

(i) Income tax for the year comprises current tax and movements in deferred tax assets and liabilities. Current tax and movements in deferred tax assets and liabilities are recognised in the income statement except to the extent that they relate to items recognised directly in equity, in which case they are recognised in equity.

(ii) Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

(iii) Deferred tax assets and liabilities arise from deductible and taxable temporary differences respectively, being the difference between the carrying amounts of assets and liabilities for financial reporting purposes and their tax bases. Deferred tax assets also arise from unused tax losses and unused tax credits.

Apart from certain limited exceptions, all deferred tax liabilities, and all deferred tax assets to the extent that it is probable that future taxable profits will be available against which the asset can be utilised, are recognised. Future taxable profits that may support the recognition of deferred tax assets arising from deductible temporary differences include those that will arise from the reversal of existing taxable temporary differences, provided those differences relate to the same taxation authority and the same taxable entity, and are expected to reverse either in the same period as the expected reversal of the deductible temporary difference or in periods into which a tax loss arising from the deferred tax asset can be carried back or forward. The same criteria are adopted when determining whether existing taxable temporary differences support the recognition of deferred tax assets arising from unused tax losses and credits, that is, those differences are taken into account if they relate to the same taxation authority and the same taxable entity, and are expected to reverse in a period, or periods, in which the tax loss or credit can be utilised.

The limited exceptions to recognition of deferred tax assets and liabilities are those temporary differences arising from goodwill not deductible for tax purposes, negative goodwill treated as deferred income, the initial recognition of assets or liabilities that affect neither accounting nor taxable profit (provided they are not part of a business combination), and temporary differences relating to investments in subsidiaries to the extent that, in the case of taxable differences, the Group controls the timing of the reversal and it is probable that the differences will not reverse in the foreseeable future, or in the case of deductible differences, unless it is probable that they will reverse in the future.

The amount of deferred tax recognised is measured based on the expected manner of realisation or settlement of the carrying amount of the assets and liabilities, using tax rates enacted or substantively enacted at the balance sheet date. Deferred tax assets and liabilities are not discounted.

1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n) Income tax (continued)

The carrying amount of a deferred tax asset is reviewed at each balance sheet date and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the related tax benefit to be utilised. Any such reduction is reversed to the extent that it becomes probable that sufficient taxable profit will be available.

Additional income taxes that arise from the distribution of dividends are recognised when the liability to pay the related dividends is recognised.

(iv) Current tax balances and deferred tax balances, and movement therein, are presented separately from each other and are not offset. Current tax assets are offset against current tax liabilities, and deferred tax assets are offset against deferred tax liabilities if, and only if, the Company or the Group has the legally enforceable right to set off current tax assets against current tax liabilities and the following additional conditions are met:

- in the case of current tax assets and liabilities, the Company or the Group intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously; or
- in the case of deferred tax assets and liabilities, if they relate to income taxes levied by the same taxation authority on either:
  - the same taxable entity; or
  - different taxable entities, which, in each future period in which significant amounts of deferred tax liabilities or assets are expected to be settled or recovered, intend to realise the current tax assets and settle the current tax liabilities on a net basis or realise and settle simultaneously.

(o) Provisions and contingent liabilities

Provisions are recognised for liabilities of uncertain timing or amount when the Company or Group has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditures expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events, are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p) Revenue recognition

Provided it is probable that the economic benefits will flow to the Group and the revenue and costs, if applicable, can be measured reliably, revenue is recognised in the income statement as follows:

(i) Wholesale and retail of fashion wear and accessories

Revenue is recognised when goods are delivered to customers, which is taken to be the point in time when the customer has accepted the goods and the related risks and rewards of ownership. Revenue is after deduction of any trade discounts and sales returns.

(ii) Telecommunications services

Telecommunications services include the provision of telecommunications services and marketing and distribution of network cards.

Provision of telecommunications services

Revenue from telecommunications services, comprising proprietary services and carrier operations, is recognised when the services are rendered on the basis of traffic statistics agreed with international telecommunications carriers to the extent of the amounts expected to be received.

Revenue received from certain international telecommunications carriers is subject to clawback arrangements, whereby the originating/transit international telecommunications carriers may clawback amounts previously paid if subsequently they do not receive the corresponding payments from the end customers/other intermediate carriers respectively. Actual and potential clawbacks are taken into consideration in calculating the amount of revenue to be recognised.

Marketing and distribution of network cards

Revenue from marketing and distribution of network cards is recognised at the time when the services are rendered and the Group's right to receive payment is established.

(iii) Recreational club operation

Entrance fees are recognised when the application for club membership is accepted and no significant uncertainty as to collectability exists. Annual subscription fees are recognised over the relevant period of the membership. Revenue from the provision of club facilities, catering and other services is recognised when goods are delivered or services are rendered.

1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(p) Revenue recognition (continued)

(iv) Consulting, management and other services

Revenue from the provision of consulting, management and other services is recognised when the relevant services have been provided and the Group's right to receive payment is established.

(v) Dividends

Dividend income from investments is recognised when the shareholder's right to receive payment is established.

(vi) Interest income

Interest income from bank deposits is accrued on a time-apportioned basis by reference to the principal outstanding and the rate applicable.

(vii) Sub-leasing rental income

Rental income receivable under operating sub-leases is recognised in the income statement in equal instalments over the accounting periods covered by the lease term, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased asset. Lease incentives granted are recognised in the income statement as an integral part of the aggregate net lease payments receivable. Contingent rentals are recognised as income in the accounting period in which they are earned.

(q) Translation of foreign currencies

Foreign currency transactions during the year are translated into Hong Kong dollars at the exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Hong Kong dollars at the exchange rates ruling at the balance sheet date. Exchange gains and losses are dealt with in the income statement.

The results of foreign enterprises are translated into Hong Kong dollars at the average exchange rates for the year; balance sheet items are translated into Hong Kong dollars at the rates of exchange ruling at the balance sheet date. The resulting exchange differences are dealt with as a movement in reserves.

On disposal of a foreign enterprise, the cumulative amount of exchange differences which relate to that foreign enterprise is included in the calculation of the profit or loss on disposal.

1 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r) Related parties

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

(s) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

In accordance with the Group's internal financial reporting, the Group has chosen business segment information as the primary reporting format and geographical segment information as the secondary reporting format for the purposes of these financial statements.

Segment revenue, expenses, results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis to that segment. For example, segment assets may include inventories, trade receivables and property, plant and equipment. Segment revenue, expenses, assets, and liabilities are determined before intra-group balances and intra-group transactions are eliminated as part of the consolidation process, except to the extent that such intra-group balances and transactions are between Group enterprises within a single segment. Inter-segment pricing is based on similar terms as those available to other external parties.

Segment capital expenditure is the total cost incurred during the period to acquire segment assets (both tangible and intangible) that are expected to be used for more than one period.

Unallocated items mainly comprise financial and corporate assets, interest-bearing loans, borrowings, corporate and financing expenses and minority interests.

2 TURNOVER

The principal activities of the Group are wholesale and retail of fashion wear and accessories, provision of telecommunications services (including marketing and distribution of network cards), operation of recreational clubs, and investment and treasury operations. The amount of each significant category of revenue recognised in turnover is as follows:

	2003	2002
	$'000	$'000
Wholesale and retail of fashion wear and accessories	52,636	—
Telecommunications services*	50,606	117,735
Recreational club operation	20,647	24,351
Dividend income from listed investments	4,162	40,696
Dividend income from unlisted investments	3,409	—
Interest income	7,140	10,577
	138,600	193,359

* Included in turnover from the provision of telecommunications services for the year ended 31 December 2003 is a sum of $25,572,000 received from a final transit carrier in respect of traffic revenue generated in prior years which was not recognised previously in view of the uncertainty of its collectibility.

3 OTHER REVENUE AND OTHER NET LOSS

	2003	2002
	$'000	$'000
Other revenue		
Consulting services fees	1,015	1,043
Sub-leasing rental income	1,244	—
Management fees	876	—
Gain on the waiver of repayment of other loans	600	—
Others	761	496
	4,496	1,539
Other net loss		
Net realised and unrealised loss on investments in securities	(17,707)	(90,057)
Net loss on disposal of fixed assets	(258)	(56)
	(17,965)	(90,113)

4 LOSS FROM ORDINARY ACTIVITIES BEFORE TAXATION

Loss from ordinary activities before taxation is arrived at after charging/(crediting):

	2003	2002
	$'000	*$'000*
(a) Finance costs:		
Interest on bank loans and overdrafts	**969**	1,253
(b) Staff costs (including directors' remuneration):		
Contributions to defined contribution plans	**1,342**	1,060
Salaries, wages and other benefits	**48,034**	43,346
	49,376	44,406
(c) Other items:		
Cost of inventories sold	**31,253**	3,982
Depreciation	**11,664**	13,077
Auditors' remuneration	**2,025**	1,256
Amortisation of goodwill	**267**	—
Exchange gain	**(671)**	(873)
(Write back of deficit)/deficit on revaluation of land and buildings	**(9,699)**	15,038
Operating lease charges on land and buildings		
— minimum lease payments	**9,419**	4,354
— contingent rentals	**3,046**	—
Write back of provision for impairment loss on and non-recoverable amounts due from associates	**(171)**	(306)
Impairment loss on fixed assets	**3,600**	—
Rentals receivable under operating leases in respect of subleased land and buildings including contingent rentals of $215,000 (2002: $Nil), net of outgoings	**572**	—
(d) Included in share of profits less losses of associates:		
— amortisation of goodwill	**1,815**	1,815
— impairment loss on goodwill	**14,519**	—

5 INCOME TAX IN THE CONSOLIDATED INCOME STATEMENT

(a) Taxation in the consolidated income statement represents:

	2003	2002
	$'000	*$'000*
Current tax - Provision for Hong Kong Profits Tax		
Tax for the year	3	3
Underprovision in respect of prior years	—	1
	3	4
Current tax - Overseas		
Tax for the year	115	307
(Over)/underprovision in respect of prior years	(7)	1
	108	308
Deferred tax *(note 29(b))*	—	(7)
Share of associates' taxation	—	29
	111	334

In March 2003, the Hong Kong Government announced an increase in the Profits Tax rate applicable to the Group's operations in Hong Kong from 16% to 17.5%. This increase is taken into account in the preparation of the Group's 2003 financial statements. Accordingly, the provision for Hong Kong Profits Tax for 2003 is calculated at 17.5% (2002: 16%) of the estimated assessable profits for the year. Overseas taxation is charged at the appropriate current rates of taxation ruling in the relevant jurisdictions.

5 INCOME TAX IN THE CONSOLIDATED INCOME STATEMENT (CONTINUED)

(b) Reconciliation between tax expense and accounting loss at applicable tax rates:

	2003 $'000	2002 $'000
Loss before tax	**(32,440)**	(119,101)
Notional tax on loss before tax, calculated at the applicable tax rates in the jurisdictions concerned	**(6,897)**	(19,885)
Tax effect of non-deductible expenses	**20,262**	51,095
Tax effect of non-taxable revenue	**(17,406)**	(43,843)
Tax effect of unused tax losses not recognised	**6,933**	13,050
Tax effect of prior years' tax losses utilised in current year	**(2,774)**	(85)
(Over)/under-provision in prior years	**(7)**	2
Actual tax expense	**111**	334

6 DIRECTORS' REMUNERATION

Directors' remuneration disclosed pursuant to Section 161 of the Hong Kong Companies Ordinance is as follows:

	2003 $'000	2002 $'000
Fees	**140**	140
Other emoluments paid to executive directors:		
— Salaries and other emoluments	**5,747**	7,166
— Retirement scheme contributions	**36**	46
	5,923	7,352

Included in the directors' remuneration were fees of $40,000 (2002: $40,000) paid to independent non-executive directors during the year.

The remuneration of the directors is within the following bands:

	2003 Number of directors	2002 Number of directors
$Nil - $1,000,000	**5**	4
$1,000,001 - $1,500,000	**—**	1
$1,500,001 - $2,000,000	**1**	1
$3,500,001 - $4,000,000	**1**	1

7 INDIVIDUALS WITH HIGHEST EMOLUMENTS

Of the five individuals with the highest emoluments, 2 (2002: 3) are directors whose emoluments are disclosed in note 6. The aggregate of the emoluments in respect of the other 3 (2002: 2) individuals are as follows:

	2003	2002
	$'000	*$'000*
Salaries and other emoluments	**3,274**	2,429
Retirement scheme contributions	**34**	24
	3,308	2,453

The emoluments of the 3 (2002: 2) individuals with the highest emoluments are within the following bands:

	2003	2002
	Number of individuals	Number of individuals
$500,001 - $1,000,000	**2**	—
$1,000,001 - $1,500,000	**1**	2

8 LOSS ATTRIBUTABLE TO SHAREHOLDERS

The consolidated loss attributable to shareholders includes a loss of $35,238,000 (2002: $119,072,000) which has been dealt with in the financial statements of the Company.

9 LOSS PER SHARE

(a) Basic loss per share

The calculation of basic loss per share is based on the loss attributable to shareholders of $34,069,000 (2002: $119,435,000) and the 1,650,658,000 ordinary shares in issue during both years.

(b) Diluted loss per share

The diluted loss per share for the years ended 31 December 2003 and 2002 is the same as the basic loss per share as the exercise of outstanding share options in full would have an anti-dilutive effect on the loss per share.

10 CHANGE IN ACCOUNTING POLICY

In prior years, deferred tax liabilities were provided using the liability method in respect of the taxation effect arising from all material timing differences between the accounting and tax treatment of income and expenditure, which were expected with reasonable probability to crystallise in the foreseeable future. Deferred tax assets were not recognised unless their realisation was assured beyond reasonable doubt. With effect from 1 January 2003, in order to comply with Statement of Standard Accounting Practice 12 (revised) issued by the Hong Kong Society of Accountants, the Group adopted a new policy for deferred tax as set out in note 1(n). The adoption of this accounting policy has no material effect on the Group's results for the current and the prior years and the net assets as at the year end.

11 SEGMENT REPORTING

Segment information is presented in respect of the Group's business and geographical segments. Business segment information is chosen as the primary reporting format because this is more relevant to the Group's internal financial reporting.

Business segments

The Group comprises the following main business segments:

Wholesale and retail of fashion wear and accessories:	trading of fashion wear and accessories
Telecommunications services:	the provision of telecommunications services and marketing and distribution of network cards
Recreational club operation:	the provision of recreational facilities and catering services
Investment and treasury:	the holding and trading of investments for short term and long term investment returns and treasury operations
e-commerce enabling technologies:	the provision of e-commerce enabling technologies

11 SEGMENT REPORTING (CONTINUED)

Business segments (continued)

	Wholesale and retail of fashion wear and accessories		Telecommunications services		Recreational club operation		Investment and treasury		e-commerce enabling technologies		Consolidated	
	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002	2003	2002
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Turnover from external customers	52,636	–	50,606	117,735	20,647	24,351	14,711	51,273	–	–	138,600	193,359
Other revenue	2,245	–	1,062	1,043	446	439	743	57	–	–	4,496	1,539
Segment revenue	54,881	–	51,668	118,778	21,093	24,790	15,454	51,330	–	–	143,096	194,898
Segment result	3,745	–	4,922	(2,341)	(8,357)	(9,138)	(19,596)	(56,120)	–	(428)	(19,286)	(68,027)
Other group expenses											(2,412)	(2,991)
Write back of deficit/ (deficit) on revaluation of land and buildings											9,699	(15,038)
Loss from operations											(11,999)	(86,056)
Finance costs											(969)	(1,253)
Share of profits less losses of associates	–	–	–	–	(338)	–	(19,134)	(1,792)	–	–	(19,472)	(1,792)
Impairment loss on goodwill											–	(30,000)
Income tax											(111)	(334)
Minority interests											(1,518)	–
Loss attributable to shareholders											(34,069)	(119,435)
Depreciation and amortisation for the year	678	–	5,338	6,698	5,417	5,806	498	573	–	–	11,931	13,077
Impairment loss for the year	–	–	3,600	–	–	–	–	–	–	–	3,600	–
Significant non-cash expenses (other than depreciation and amortisation)	–	–	262	12	–	–	32,800	92,053	–	–	33,062	92,065
Segment assets	96,986	–	18,116	67,914	160,981	157,524	819,830	841,087	–	128	1,095,913	1,066,653
Investment in associates and jointly controlled entities	2,127	–	–	–	5,886	–	9,140	29,121	–	–	17,153	29,121
Unallocated assets											3,931	3,600
Total assets											1,116,997	1,099,374
Segment liabilities	45,253	–	64,856	76,369	20,799	22,899	2,478	3,348	–	–	133,386	102,616
Unallocated liabilities											72,300	52,244
Total liabilities											205,686	154,860
Capital expenditure incurred during the year:												
- in respect of investments	–	–	754	–	6,224	–	–	63,222	–	–	6,978	63,222
- in respect of fixed assets	3,653	–	446	166	108	518	22	–	–	–	4,229	684
	3,653	–	1,200	166	6,332	518	22	63,222	–	–	11,207	63,906

11 SEGMENT REPORTING (CONTINUED)

Geographical segments

The Group's business is conducted on a worldwide basis, but participates in six principal economic environments.

In presenting information on the basis of geographical segments, segment revenue is based on the geographical location of customers. Segment assets and capital expenditure are based on the geographical location of the assets.

	Revenue from external customers		**Segment assets**	
	2003	2002	**2003**	2002
	$'000	*$'000*	***$'000***	*$'000*
Hong Kong	**82,443**	72,865	**941,723**	887,482
PRC (excluding Hong Kong)	**2,836**	4,042	**79,574**	85,825
Japan	**922**	29,128	**—**	—
Other Asia Pacific regions	**3,271**	6,759	**35,104**	41,110
Europe	**13,396**	50,813	**2,563**	431
North America	**35,689**	24,414	**58,033**	84,526
Others	**43**	5,338	**—**	—
	138,600	193,359	**1,116,997**	1,099,374

	Capital expenditure incurred in respect of Investments		**Capital expenditure incurred in respect of fixed assets**	
	2003	2002	**2003**	2002
	$'000	*$'000*	***$'000***	*$'000*
Hong Kong	**—**	29,564	**3,783**	184
PRC (excluding Hong Kong)	**6,978**	—	**163**	360
Japan	**—**	—	**—**	—
Other Asia Pacific regions	**—**	29,767	**283**	121
Europe	**—**	—	**—**	19
North America	**—**	3,891	**—**	—
Others	**—**	—	**—**	—
	6,978	63,222	**4,229**	684

12 FIXED ASSETS

(a) The Group

	Land and buildings	Leasehold improvements	Furniture, fixtures and equipment	Communications equipment	Motor vehicles	Sub-total	Investment properties	Total
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Cost or valuation:								
At 1 January 2003	150,000	2,236	16,356	38,948	2,513	210,053	3,600	213,653
Exchange adjustments	–	–	1,655	1,186	41	2,882	–	2,882
Additions:								
- through acquisition of subsidiaries	4,300	–	42,132	–	1,908	48,340	–	48,340
- others	–	–	4,093	173	–	4,266	–	4,266
Surplus on revaluation	9,754	–	–	–	–	9,754	–	9,754
Less: elimination of accumulated depreciation	(4,754)	–	–	–	–	(4,754)	–	(4,754)
Disposals	–	(565)	(14,443)	(3,172)	–	(18,180)	–	(18,180)
At 31 December 2003	**159,300**	**1,671**	**49,793**	**37,135**	**4,462**	**252,361**	**3,600**	**255,961**
Representing:								
Cost	–	1,671	49,793	37,135	4,462	93,061	–	93,061
Valuation - 31 December 2003	159,300	–	–	–	–	159,300	3,600	162,900
	159,300	**1,671**	**49,793**	**37,135**	**4,462**	**252,361**	**3,600**	**255,961**
Accumulated depreciation:								
At 1 January 2003	–	823	13,895	31,820	2,150	48,688	–	48,688
Exchange adjustments	–	–	1,198	1,054	49	2,301	–	2,301
Charge for the year	4,754	535	2,217	3,856	302	11,664	–	11,664
Acquisition of subsidiaries	–	–	36,285	–	1,775	38,060	–	38,060
Impairment loss	–	–	93	3,507	–	3,600	–	3,600
Written back on revaluation	(4,754)	–	–	–	–	(4,754)	–	(4,754)
Written back on disposal	–	(383)	(14,430)	(3,102)	–	(17,915)	–	(17,915)
At 31 December 2003	**–**	**975**	**39,258**	**37,135**	**4,276**	**81,644**	**–**	**81,644**
Net book value:								
At 31 December 2003	**159,300**	**696**	**10,535**	**–**	**186**	**170,717**	**3,600**	**174,317**
At 31 December 2002	150,000	1,413	2,461	7,128	363	161,365	3,600	164,965

12 FIXED ASSETS (CONTINUED)

(a) The Group (continued)

Impairment loss

In 2003, the Group restructured its telecommunications business which resulted in the communications equipment and certain furniture and equipment being taken out of service. Accordingly, the carrying amount of these assets was written down by $3,600,000 (included in other operating expenses), based on the respective assets' estimated net selling price of $Nil.

(b) The Company

	Land and buildings	Furniture, fixtures and equipment	Sub-total	Investment properties	Total
	$'000	*$'000*	*$'000*	*$'000*	*$'000*
Cost or valuation:					
At 1 January 2003	100,000	3	100,003	3,600	103,603
Surplus on revaluation	7,198	—	7,198	—	7,198
Less: elimination of accumulated depreciation	(2,198)	—	(2,198)	—	(2,198)
At 31 December 2003	**105,000**	**3**	**105,003**	**3,600**	**108,603**
Representing:					
Cost	—	3	3	—	3
Valuation - 31 December 2003	105,000	—	105,000	3,600	108,600
	105,000	**3**	**105,003**	**3,600**	**108,603**
Accumulated depreciation:					
At 1 January 2003	—	2	2	—	2
Charge for the year	2,198	—	2,198	—	2,198
Written back on revaluation	(2,198)	—	(2,198)	—	(2,198)
At 31 December 2003	**—**	**2**	**2**	**—**	**2**
Net book value:					
At 31 December 2003	**105,000**	**1**	**105,001**	**3,600**	**108,601**
At 31 December 2002	100,000	1	100,001	3,600	103,601

12 FIXED ASSETS (CONTINUED)

(c) The analysis of net book value of properties is as follows:

	The Group		The Company	
	2003	2002	**2003**	2002
	$'000	*$'000*	***$'000***	*$'000*
In Hong Kong under medium-term lease	**112,900**	103,600	**108,600**	103,600
In the People's Republic of China under medium-term lease	**50,000**	50,000	**—**	—
	162,900	153,600	**108,600**	103,600

(d) Investment properties of the Group and the Company were revalued at 31 December 2003 by an independent firm of surveyors, DTZ Debenham Tie Leung Limited, on an open market value basis. No revaluation surplus or deficit on investment properties has been taken to the income statement during the current and prior years.

(e) The Group's and the Company's land and buildings held for own use were revalued at 31 December 2003 by independent firms of surveyors, DTZ Debenham Tie Leung Limited and Vigers Appraisal and Consulting Limited on an open market value basis. Among the Group's revaluation surpluses of $9,754,000 (2002: $Nil), $9,699,000 (2002: net revaluation deficit of $15,038,000) has been credited (2002: debited) to the consolidated income statement and included in other operating expenses. $33,000 (2002: $Nil) representing the remaining revaluation surplus of $55,000, net of minority interests' share of $22,000, has been transferred to the revaluation reserve. The revaluation surplus of $7,198,000 (2002: deficit of $17,419,000) for the Company has been credited (2002: debited) to the income statement.

The carrying amount of the land and buildings held for own use by the Group and the Company at 31 December 2003 would have been $133,042,000 (2002: $136,324,000) and $33,713,000 (2002: $34,488,000) respectively had they been carried at cost less accumulated depreciation.

13 GOODWILL

	The Group $'000
Cost:	
At 1 January 2003	—
Addition through acquisition of subsidiaries *(note 32)*	7,051
Addition through acquisition of a business	1,883
At 31 December 2003	**8,934**
Accumulated amortisation:	
At 1 January 2003	—
Amortisation for the year	267
At 31 December 2003	**267**
Carrying amount:	
At 31 December 2003	**8,667**
At 31 December 2002	—

The amortisation charge for the year is included in other operating expenses in the consolidated income statement.

14 INTEREST IN SUBSIDIARIES

	The Company	
	2003	2002
	$'000	*$'000*
Unlisted shares, at cost	**12,700**	12,700
Amounts due from subsidiaries	**1,139,989**	1,070,758
	1,152,689	1,083,458
Less: impairment loss	**(978,146)**	(914,352)
	174,543	169,106

Details of principal subsidiaries are shown on pages 66 to 67.

15 INTEREST IN ASSOCIATES

	The Group		The Company	
	2003	2002	**2003**	2002
	$'000	*$'000*	***$'000***	*$'000*
Unlisted shares, at cost	**—**	—	**1**	1
Share of net assets	**18,686**	13,473	**—**	—
Goodwill	**14,519**	16,334	**—**	—
Loan to an associate	**2,730**	—	**—**	—
Amounts due from associates	**8,609**	9,627	**555**	1,402
	44,544	39,434	**556**	1,403
Less: Impairment loss	**(27,391)**	(10,313)	**—**	—
	17,153	29,121	**556**	1,403

As at 31 December 2003, the Group held a 29.4% effective interest in Givenchy China Co. Limited ("Givenchy China"), a company incorporated in Hong Kong which is principally engaged in the trading of fashion wear and accessories.

The Group's interest in Givenchy China was acquired through the Group's acquisition of subsidiaries on 12 October 2003 and is held for subsequent disposal in the near future for a consideration of approximately $2,127,000, as determined in accordance with the shareholders agreement entered into between a subsidiary and the majority shareholder of Givenchy China. Accordingly, this has not been equity accounted for and is stated at fair value at 31 December 2003.

The loan to an associate is unsecured, bears interest at a rate of 2.5% per annum and has no fixed terms of repayment.

Details of principal associates are shown on page 68.

16 INTEREST IN JOINTLY CONTROLLED ENTITIES

	The Group	
	2003	2002
	$'000	*$'000*
Share of net liabilities	**(17,913)**	(17,913)
Amounts due from jointly controlled entities	**36,141**	36,141
	18,228	18,228
Less: impairment loss	**(18,228)**	(18,228)
	—	—

Details of principal jointly controlled entities are shown on page 68.

17 OTHER NON-CURRENT FINANCIAL ASSETS

	The Group	
	2003	2002
	$'000	*$'000*
Investment securities		
Equity securities listed outside Hong Kong	**2,236**	2,236
Unlisted equity securities	**21,660**	54,460
	23,896	56,696
Other securities		
Equity securities listed outside Hong Kong	**33,420**	25,066
Unlisted equity securities	**34,581**	26,801
	68,001	51,867
	91,897	108,563
Market value of listed securities	**38,312**	34,295

18 SHORT TERM INVESTMENTS

	The Group		The Company	
	2003	2002	**2003**	2002
	$'000	*$'000*	***$'000***	*$'000*
Trading securities (at market value)				
Equity securities listed in Hong Kong	**108,821**	102,082	**106,328**	100,044

Included in trading securities are ordinary shares of $2 each of China Motor Bus Company, Limited, which is incorporated in Hong Kong, as follows:

	The Group		The Company	
	2003	2002	**2003**	2002
	$'000	*$'000*	***$'000***	*$'000*
Market value of ordinary shares of China Motor Bus Company, Limited	**100,874**	97,553	**100,272**	96,970
Proportion of ownership interest	**4.5%**	4.5%	**4.5%**	4.5%

19 INVENTORIES

	The Group	
	2003	2002
	$'000	*$'000*
Merchandise held for resale		
– Wholesale and retail of fashion wear and accessories	**29,108**	—
– Telecommunications services	**908**	—
Food and beverages		
– Recreational club operation	**325**	368
	30,341	368

Included in inventories are merchandise held for resale amounting to $29,108,000 (2002: $Nil), stated net of a general provision, made in order to state these inventories at the lower of their cost and estimated net realisable value.

20 TRADE AND OTHER RECEIVABLES

	The Group		The Company	
	2003	2002	**2003**	2002
	$'000	*$'000*	***$'000***	*$'000*
Trade debtors	**13,474**	13,647	**—**	—
Deposits, prepayments and other receivables	**34,709**	59,516	**1,733**	31,527
	48,183	73,163	**1,733**	31,527

Included in deposits, prepayments and other receivables is a short term loan to a third party in the amount of $13,180,000 (2002: $14,448,000). At 31 December 2002, there were deposits of $37,344,000 paid in respect of acquisition of equity interests in two companies. During 2003, $7,780,000 was reclassified to other non-current financial assets upon completion of the acquisition, whereas the remaining $29,564,000 was refunded to the Group.

Included in deposits, prepayments and other receivables are amounts totalling $2,602,000 (2002: $75,000) which are expected to be recovered after more than one year.

Included in trade debtors are receivables (net of provisions for bad and doubtful debts) with the following ageing analysis:

	The Group	
	2003	2002
	$'000	*$'000*
0 - 1 month	**6,171**	3,065
2 - 3 months	**2,002**	4,394
Over 3 months	**5,301**	6,188
	13,474	13,647

The Group maintains a defined credit policy for its trade customers and the credit terms given vary according to the business activities. The financial strengths of and the period of business with individual customers are considered in arriving at the respective credit terms. Reviews of major receivables are conducted regularly.

21 PLEDGED DEPOSITS

Pledges of the Company's fixed deposits of US$6,110,000 (2002: US$6,110,000) were given to banks to secure short term loans and other general banking facilities to the extent of US$6,110,000 (2002: US$6,110,000).

22 CASH AND CASH EQUIVALENTS

	The Group		The Company	
	2003	2002	**2003**	2002
	$'000	*$'000*	***$'000***	*$'000*
Deposits with banks and other financial institutions	**552,642**	538,137	**552,642**	538,137
Cash at bank and in hand	**34,880**	35,439	**3,230**	9,797
	587,522	573,576	**555,872**	547,934

23 TRADE AND OTHER PAYABLES

All trade and other payables are due within one month or on demand.

24 BANK LOANS, SECURED

	The Group	
	2003	2002
	$'000	*$'000*
Bank loans	**46,680**	46,680

The bank loans of US$6,000,000 were secured by pledge of fixed deposits and were repayable on demand.

Subsequent to 31 December 2003, the Group repaid the bank loans in full, details of which are set out in note 36.

25 DEBENTURES

Each debenture holder is entitled to be a debenture member of the Hilltop Country Club (the "Club") subject to the Club Rules and By-laws for so long as the debentures shall remain outstanding, and has the right to use and enjoy all the facilities of the Club free from monthly subscription. At 31 December 2003, the Group's debentures were redeemable as follows:

	2003	2002
	$'000	*$'000*
Within one year	**900**	4,540
In the second year	**954**	480
In the third to fifth year	**8,190**	6,744
	9,144	7,224
	10,044	11,764

All redeemable debentures are non-interest bearing and may be renewed upon maturity subject to the Group's prior consent.

26 OTHER LOANS, UNSECURED

The loans are due to a minority shareholder of a subsidiary, and are unsecured, interest free and repayable on demand.

(Expressed in Hong Kong dollars)

27 EMPLOYEE RETIREMENT BENEFITS

(a) Defined contribution provident fund schemes ("PF Schemes")

The PF Schemes are administered by independent trustees. Under the PF Schemes, both the Group and staff make monthly contributions to the PF Schemes each with an amount of 5% of the employees' basic salaries. Any forfeited contributions and related accrued interest are used to reduce the employer's contributions. For the year ended 31 December 2003, the Group's net provident fund contributions charged to the income statement amounted to $302,000 (2002: $201,000), after utilising the aggregate amount of employer's contributions forfeited during the current year of $42,000 (2002: $Nil).

(b) Mandatory provident fund schemes ("MPF Schemes")

The MPF Schemes were established in December 2000 under the Hong Kong Mandatory Provident Fund Schemes Ordinance. All new Hong Kong staff join the MPF Schemes. Under the MPF Schemes, the Group and staff are required to contribute each at 5% of the employees' relevant income (capped at $20,000). For the year ended 31 December 2003, the Group's mandatory provident fund contributions charged to the income statement amounted to $972,000 (2002: $728,000).

28 SHARE OPTION SCHEME

In an extraordinary general meeting of the Company held on 14 June 2002, the shareholders of the Company formally approved the termination of the share option scheme adopted on 30 December 1997 (the "Old Scheme") and the adoption of a new share option scheme (the "New Scheme"), in compliance with the amended Chapter 17 of the Listing Rules. A summary of the principal terms of the New Scheme was sent to the shareholders of the Company in a circular dated 28 May 2002. All new options shall be granted under the terms and conditions of the New Scheme. No options have yet been granted under the New Scheme.

All outstanding options granted under the Old Scheme shall remain valid and exercisable under the provisions of the Old Scheme.

(a) Movements in share options

	2003 Number	2002 Number
At 1 January	**3,638,000**	9,256,000
Lapsed	**(2,318,000)**	(5,618,000)
At 31 December	**1,320,000**	3,638,000
Options vested at 31 December	**1,320,000**	3,638,000

28 SHARE OPTION SCHEME (CONTINUED)

(b) Terms of unexpired and unexercised share options at balance sheet date

Date granted	Exercise price	2003 Number	2002 Number
11 October 1999	$1.528	**636,000**	636,000
22 October 1999	$1.530	**300,000**	300,000
1 December 1999	$1.804	**96,000**	144,000
27 March 2000	$1.900	**—**	1,950,000
1 August 2000	$0.630	**288,000**	408,000
18 September 2000	$0.670	**—**	200,000
		1,320,000	3,638,000

These share options are exercisable before 29 December 2007.

The exercise in full of the remaining share options would, under the present capital structure of the Company, result in the issue of 1,320,000 additional ordinary shares of $0.01 at a total consideration of approximately $1,785,000.

29 INCOME TAX IN THE BALANCE SHEET

(a) Current taxation in the consolidated balance sheet represents:

	2003 *$'000*	2002 *$'000*
(i) Taxation recoverable	**331**	—
(ii) Tax payable		
Provision for Hong Kong Profits Tax for the year	**3**	3
Provision for overseas taxation for the year	**115**	307
Hong Kong Profits Tax paid	**(3)**	(1)
Overseas tax paid	**(74)**	(275)
Balance of tax provision relating to prior years	**5,455**	5,440
	5,496	5,474

29 INCOME TAX IN THE BALANCE SHEET (CONTINUED)

(b) Deferred tax assets and liabilities recognised

(i) The Group

The components of deferred tax (assets)/liabilities recognised in the consolidated balance sheet and the movements during the year are as follows:

	Depreciation allowances in excess of related depreciation	Tax losses	Total
	$'000	*$'000*	*$'000*
Deferred tax arising from:			
At 1 January 2002			
- as previously reported	175	(80)	95
- prior period adjustments *(note 10)*	2,361	(2,361)	—
- as restated	2,536	(2,441)	95
Exchange difference	1	—	1
(Credited)/charged to income statement	(345)	338	(7)
At 31 December 2002 (restated)	2,192	(2,103)	89
At 1 January 2003			
- as previously reported	89	—	89
- prior period adjustments *(note 10)*	2,103	(2,103)	—
- as restated	2,192	(2,103)	89
Exchange difference	28	—	28
(Credited)/charged to income statement	(455)	455	—
At 31 December 2003	**1,765**	**(1,648)**	**117**

29 INCOME TAX IN THE BALANCE SHEET (CONTINUED)

(b) Deferred tax assets and liabilities recognised (continued)

(ii) The Company

The components of deferred tax (assets)/liabilities recognised in the balance sheet and the movements during the year are as follows:

	Depreciation allowances in excess of related depreciation	Tax losses	Total
	$'000	*$'000*	*$'000*
Deferred tax arising from:			
At 1 January 2002			
- as previously reported	—	—	—
- prior period adjustments *(note 10)*	1,053	(1,053)	—
- as restated	1,053	(1,053)	—
Charged/(credited) to income statement	102	(102)	—
At 31 December 2002 (restated)	1,155	(1,155)	—
At 1 January 2003			
- as previously reported	—	—	—
- prior period adjustments *(note 10)*	1,155	(1,155)	—
- as restated	1,155	(1,155)	—
Charged/(credited) to income statement	217	(217)	—
At 31 December 2003	**1,372**	**(1,372)**	**—**

	The Group		The Company	
	2003	2002	**2003**	2002
	$'000	*$'000*	***$'000***	*$'000*
Net deferred tax liability recognised on the balance sheet	**117**	89	—	—

29 INCOME TAX IN THE BALANCE SHEET (CONTINUED)

(c) Deferred tax assets unrecognised

Deferred tax assets have not been recognised in respect of the following items:

	The Group		The Company	
	2003	2002	**2003**	2002
	$'000	*$'000*	***$'000***	*$'000*
		(restated)		*(restated)*
Deductible temporary differences	**(1,438)**	(352)	**—**	—
Tax losses	**(58,048)**	(44,963)	**(19,805)**	(21,956)
	(59,486)	(45,315)	**(19,805)**	(21,956)

The deductible temporary differences and tax losses do not expire under current tax legislation.

30 SHARE CAPITAL

	2003		2002	
	No. of shares		No. of shares	
	'000	***$'000***	*'000*	*$'000*
Authorised:				
Ordinary shares of $0.01 each	**100,000,000**	**1,000,000**	100,000,000	1,000,000
Issued and fully paid:				
At 1 January	**1,650,658**	**16,507**	1,650,658	825,329
Reduction of share capital *(note 30(a) & note 31)*	**—**	**—**	—	(808,822)
At 31 December	**1,650,658**	**16,507**	1,650,658	16,507

(Expressed in Hong Kong dollars)

30 SHARE CAPITAL (CONTINUED)

In 2002, a capital reorganisation scheme was approved by the shareholders at an extraordinary general meeting on 11 July 2002 and was subsequently confirmed by the sanction of an order of the High Court of Hong Kong dated 6 August 2002. The details of the capital reorganisation scheme are as follows:

(a) the authorised share capital of the Company was reduced from $1,000,000,000, divided into 2,000,000,000 ordinary shares of $0.50 each, to $20,000,000 divided into 2,000,000,000 ordinary shares of $0.01 each. Such reduction was effected by cancelling paid up capital per share by $0.49 on each of the 1,650,658,676 ordinary shares in issue on 6 August 2002, being the date on which the court petition was heard, and by reducing the nominal value of all the issued and unissued ordinary shares of the Company from $0.50 to $0.01 per ordinary share; and

(b) upon such reduction of capital taking effect:

  (i) the authorised share capital of the Company was increased to its former amount of $1,000,000,000 by the creation of an additional 98,000,000,000 ordinary shares of $0.01 each; and

  (ii) a special capital reserve was created and credited with an amount equal to the credit arising from the said reduction of capital as detailed in (a) above, which amounted to $808,822,751. Such reserve shall not be treated as realised profit and shall, for as long as the Company shall remain a listed company, be treated as an undistributable reserve. However, the special capital reserve may be reduced by the aggregate of any increase in the issued capital or in the share premium account of the Company resulting from an issue of shares for cash or other new consideration or upon a capitalisation of distributable reserves.

31 RESERVES

(a) The Group

	Share premium $'000	Capital redemption reserve $'000	Special reserve $'000	Exchange reserve $'000	Goodwill reserve $'000	Revaluation reserve $'000	Accumulated losses $'000	Total $'000
At 1 January 2002	1,189,721	478	—	790	(30,000)	—	(952,754)	208,235
Exchange differences	—	—	—	385	—	—	—	385
Reduction of share capital *(note 30)*	—	—	808,822	—	—	—	—	808,822
Impairment loss on goodwill	—	—	—	—	30,000	—	—	30,000
Loss for the year	—	—	—	—	—	—	(119,435)	(119,435)
At 31 December 2002	1,189,721	478	808,822	1,175	—	—	(1,072,189)	928,007
At 1 January 2003	1,189,721	478	808,822	1,175	—	—	(1,072,189)	928,007
Exchange differences	—	—	—	833	—	—	—	833
Revaluation surpluses	—	—	—	—	—	33	—	33
Loss for the year	—	—	—	—	—	—	(34,069)	(34,069)
At 31 December 2003	**1,189,721**	**478**	**808,822**	**2,008**	**—**	**33**	**(1,106,258)**	**894,804**

The accumulated losses of the Group include profit of $227,000 (2002: $328,000) retained by associates.

(b) The Company

	Share premium $'000	Special reserve $'000	Capital redemption reserve $'000	Accumulated losses $'000	Total $'000
At 1 January 2002	1,189,721	—	478	(952,164)	238,035
Reduction of share capital *(note 30)*	—	808,822	—	—	808,822
Loss for the year	—	—	—	(119,072)	(119,072)
At 31 December 2002	1,189,721	808,822	478	(1,071,236)	927,785
At 1 January 2003	1,189,721	808,822	478	(1,071,236)	927,785
Loss for the year	—	—	—	(35,238)	(35,238)
At 31 December 2003	**1,189,721**	**808,822**	**478**	**(1,106,474)**	**892,547**

32 ACQUISITION OF SUBSIDIARIES

On 12 October 2003, the Group acquired 60% interest in Kenmure Limited and its subsidiaries for $33,000,000, satisfied in cash.

	2003
	$'000
Net assets acquired	
Fixed assets	10,280
Interest in associates	2,127
Inventories	41,000
Trade and other receivables	18,874
Amounts due from associates	1,113
Tax recoverable	331
Cash and cash equivalents	42,253
Trade and other payables	(67,516)
Bank loans	(2,948)
Amount due to an associate	(2,265)
Minority interests	(17,300)
Net identifiable assets and liabilities	25,949
Goodwill arising on consolidation *(note 13)*	7,051
Total purchase price paid, satisfied in cash	33,000

An analysis of the net cash inflow in respect of the purchase of subsidiaries is as follows:

Cash consideration	(33,000)
Cash and cash equivalents of the subsidiaries acquired	42,253
Net cash inflow in respect of the purchase of subsidiaries	9,253

33 COMMITMENTS

(a) Operating leases

(i) Operating lease commitments

At 31 December 2003, the total future minimum lease payments under non-cancellable operating leases are payable as follows:

	The Group		The Company	
	2003	2002	**2003**	2002
	$'000	*$'000*	***$'000***	*$'000*
Within 1 year	**23,672**	1,312	**1,986**	880
After 1 year but within 5 years	**25,946**	87	**609**	—
	49,618	1,399	**2,595**	880

The Group leases a number of properties under operating leases. The leases run for an initial period of one to five years, certain of which have renewal options at expiration when all terms are renegotiated. Certain leases contain a contingent rental element based on various percentages of tenant's sales receipts.

(ii) Future operating lease income

The Group's total future minimum sublease payments receivable under non-cancellable operating leases as at 31 December 2003 amounted to $5,339,000 (2002: $Nil).

(b) Acquisition of equity interests

During 2002, a wholly-owned subsidiary of the Company entered into an agreement with certain third parties, upon the terms and conditions set out therein, to form a club and leisure business management company in Shanghai ("the Shanghai Company"). During 2003, the subsidiary subscribed for 20% of the shares of the Shanghai Company for a consideration of US$1,600,000. As at 31 December 2003, the subsidiary had a commitment to pay the remaining balance of US$800,000 by 7 April 2005.

(c) Other commitments

As at 31 December 2003, the Company, acting on behalf of Hill Top Country Club Limited, was a party to a co-operative joint venture agreement with a PRC joint venture partner in respect of Shanghai Hilltop Country Club Ltd. ("SHCCL"). According to the terms of the co-operative joint venture agreement and supplementary agreement signed on 2 September 2002, the Company committed to pay the PRC joint venture partner any shortfall in the profit distributed by SHCCL to the PRC joint venture partner below the amounts of RMB1,650,000 and US$268,000 per annum from 2001 to 2008 and from 2009 to 2022 respectively. During the year, the operation of SHCCL was sub-contracted to the Shanghai Company in which the Group has a 20% interest. According to the sub-contracting agreement signed on 16 June 2003, the Shanghai Company has undertaken to pay any such amounts due to the PRC joint venture partner during the sub-contracting period from 1 July 2003 to 30 June 2016. As at 31 December 2003, the maximum amount payable by the Company to the PRC joint venture partner up to 27 December 2022 in excess of the amount provided for in these financial statements amounted to $36,966,000, of which $23,413,000 is expected to be absorbed by the Shanghai Company.

(Expressed in Hong Kong dollars)

34 CONTINGENT LIABILITIES

At 31 December 2003, there were contingent liabilities in respect of the following:

(a) One of the telecommunications content providers of a subsidiary issued a letter through its solicitors in March 2002 claiming damages of US$1,500,000 from that subsidiary in relation to rate changes applied by that subsidiary for services delivered by the content provider. The claimant also disputes traffic volumes generated in the past and claims to have been underpaid by at least US$2,736,125.

Management has studied the allegations raised and sought legal advice on the subsidiary's legal rights and liabilities. Upon advice, the subsidiary has sought to refute most of the allegations and has made a counterclaim of US$6,214,708 for the return of sums advanced on account to the content provider due to uncollectibles, discrepancies arising on reconciliation of traffic volumes and other related items.

Management considers that it is unlikely that any loss will arise and accordingly, no provision has been made in the financial statements.

(b) During the year ended 31 December 2003, the Company executed corporate guarantees as part of the security for general banking facilities granted to certain subsidiaries to the extent of US$6,110,000 (2002: US$6,110,000) and for rental payable by a subsidiary to the extent of $101,000 (2002: $264,000).

35 MATERIAL RELATED PARTY TRANSACTIONS

(a) During the year, the Company received interest income amounting to $42,000 (2002: $138,000) from an associate.

(b) On 28 May 2003, the Company renewed its tenancy agreement with a company controlled by a substantial shareholder of the Company. Rental expense payable under the expired and renewed agreements during the year ended 31 December 2003 amounted to $2,166,000 (2002: $2,843,000). The terms of the tenancy agreement are on an arm's length basis.

(c) During the year, the Group paid consultancy fees amounting to $312,000 (2002: $Nil) to a company in which the spouse of a director of one of the Group's subsidiaries has controlling interest.

(d) The Group entered into agreements with an associate for sub-lease of a shop unit and the provision of shop management services and received sub-leasing rental and management income amounting to $664,000 (2002: $Nil) and $420,000 (2002: $Nil) respectively.

36 POST BALANCE SHEET EVENT

Subsequent to 31 December 2003, one of the Group's subsidiaries repaid the bank loans of $46,680,000 (US$6,000,000) in full. Accordingly, pledges of the Company's fixed deposits given to secure such bank loans have been reduced by an equivalent amount.

37 COMPARATIVE FIGURES

During the current year, the directors have re-evaluated the investment objectives of an investment security, whose primary operations consisted of telecommunications operations and was classified under the telecommunications services segment in 2002. As the Group's investment objectives are of an investment holding nature, the directors consider it more appropriate to disclose the investment under the investment and treasury segment.

As a result, the investment security in the amount of $54,460,000 for the prior year has been reclassified from the telecommunications services segment to the investment and treasury segment in order to conform with the current year's presentation.

GROUP STRUCTURE

(a) The following is a list of the principal subsidiaries at 31 December 2003:

Name of company	Place of incorporation/ operation *	Particulars of issued and paid up capital	Proportion of ownership interest: Group's effective interest	held by the Company	held by subsidiary	Principal activities
Asia Pacific Telecommunications Limited	Hong Kong	Ordinary HK$2,000	100%	—	100%	Provision of telecommunications services
Christabel Trading Company Limited	Hong Kong	Ordinary HK$4,500,000	60%	—	60%	Retail and wholesale of fashion wear and accessories
e-New Media Technology Limited	British Virgin Islands/ Hong Kong	Ordinary US$1	100%	100%	—	Investment holding
e-Media (Asia) Limited	Cayman Islands/ Hong Kong	Ordinary US$1	100%	100%	—	Investment holding
e-Media Telecom Limited	British Virgin Islands/ Hong Kong	Ordinary US$1	100%	—	100%	Investment holding
ENM Investments Limited	Cayman Islands/ Hong Kong	Ordinary US$1	100%	100%	—	Investment holding
Hill Top Country Club Limited	Hong Kong	Ordinary HK$10,000,000	100%	100%	—	Club management
Jackpot International Business Inc.	British Virgin Islands/ Hong Kong	Ordinary US$1	100%	—	100%	Investment holding
Kenmure Limited	Hong Kong	Ordinary HK$55,000,000	60%	—	60%	Investment holding
Lion Dragon Limited	British Virgin Islands/ Hong Kong	Ordinary US$1	100%	—	100%	Investment holding
New Media Corporation	Cayman Islands/ Hong Kong	Ordinary US$2,227,280	100%	—	100%	Investment holding
New Media Telecom Asia Limited	Taiwan	Ordinary NT$2,000,000	100%	—	100%	Provision of telecommunications services

* where different from the place of incorporation

(a) The following is a list of the principal subsidiaries at 31 December 2003: (Continued)

Name of company	Place of incorporation/ operation *	Particulars of issued and paid up capital	Proportion of ownership interest: Group's effective interest	held by the Company	held by subsidiary	Principal activities
Powerbridge Limited	British Virgin Islands/ Hong Kong	Ordinary US$600,000	75%	—	75%	Investment holding
Richtime Management Limited	British Virgin Islands/ Hong Kong	Ordinary US$1	100%	—	100%	Investment holding
Shanghai ENM Telecom & Technology Limited#	The People's Republic of China (Wholly foreign-owned enterprise)	US$500,000	75%	—	75%	Marketing and distribution of network cards
Shanghai Hilltop Country Club Ltd.	The People's Republic of China (Sino-foreign Co-operative joint venture)	US$7,200,000	80%	—	80%	Club management
The Swank Shop Limited	Hong Kong	Ordinary HK$104,500,000	60%	—	60%	Retail and wholesale of fashion wear and accessories
Ventures Triumph Limited	British Virgin Islands/ Hong Kong	Ordinary US$1	100%	—	100%	Investment holding
Voice Information Systems Limited	Hong Kong	Ordinary "A" HK$3,000,000 Ordinary "B" HK$2,000,000	100%	—	100%	Provision of telecommunications services
Wintalent International Limited	British Virgin Islands/ Hong Kong	Ordinary US$1	100%	—	100%	Investment holding

* where different from the place of incorporation

\# as translated from Chinese name

(b) The following is a list of the principal associates at 31 December 2003:

Name of Company	Place of incorporation	Attributable equity interest held by the Group	Principal activities
Beijing Smartdot Technologies Co. Ltd.	The People's Republic of China	20%	Software developer and solution project provider
Givenchy China Co. Limited	Hong Kong	29%	Trading of fashion wear and accessories
S & S Technologies Company Limited	Cayman Islands	25%	Provider of IP based broadband services and wireless value added services
Shanghai Landis Hospitality Management Co. Ltd.#	The People's Republic of China	20%	Club management
Ventile Investments Limited	British Virgin Islands	35%	Provision of finance
V.S. Limited	Hong Kong	21%	Retail of fashion wear and accessories

(c) The following is a list of the principal jointly controlled entities at 31 December 2003:

Name of Company	Place of incorporation	Attributable equity interest held by the Group	Principal activities
e-Brilliant Company Limited	Cayman Islands	50%	Investment holding
e-Brilliant Pte Limited	Singapore	50%	In liquidation

as translated from Chinese name

FIVE YEAR SUMMARY

(Expressed in Hong Kong dollars)

RESULTS

	9 months ended 31 December 1999 $'000	Year ended 31 December 2000 $'000	Year ended 31 December 2001 $'000	Year ended 31 December 2002 $'000	**Year ended 31 December 2003 $'000**
Turnover	223,176	878,169	419,450	193,359	**138,600**
Loss from operations	(248)	(190,604)	(187,810)	(86,056)	**(11,999)**
Finance costs	(6,473)	(11,408)	(5,486)	(1,253)	**(969)**
Share of results of associates	6	(452)	405	(1,792)	**(19,472)**
Share of results of jointly controlled entities	—	(11,541)	(6,427)	—	—
Impairment loss on goodwill *(note 1)*	—	(473,061)	—	(30,000)	—
Loss from ordinary activities before taxation	(6,715)	(687,066)	(199,318)	(119,101)	**(32,440)**
Income tax	(1,442)	236	1,622	(334)	**(111)**
Minority interests	2,721	9,209	—	—	**(1,518)**
Loss attributable to shareholders	(5,436)	(677,621)	(197,696)	(119,435)	**(34,069)**

(Expressed in Hong Kong dollars)

ASSETS AND LIABILITIES

	31 December 1999 $'000	31 December 2000 $'000	31 December 2001 $'000	31 December 2002 $'000	**31 December 2003 $'000**
Non-current assets	724,423	469,519	304,483	302,649	**292,034**
Net current assets	208,973	779,562	735,726	649,178	**648,544**
Total assets less current liabilities	933,396	1,249,081	1,040,209	951,827	**940,578**
Non-current liabilities	(187,482)	(17,582)	(6,645)	(7,313)	**(9,261)**
Minority interests	(37,772)	—	—	—	**(20,006)**
	708,142	1,231,499	1,033,564	944,514	**911,311**
Share capital	624,480	825,329	825,329	16,507	**16,507**
Reserves	83,662	406,170	208,235	928,007	**894,804**
	708,142	1,231,499	1,033,564	944,514	**911,311**

Notes:

(1) Following the requirements of Statement of Standard Accounting Practice 31 "Impairment of assets" the directors have performed an assessment of the fair value of its assets, including goodwill that had previously been eliminated against reserves, and has retrospectively restated the 2000 result for the impairment of goodwill arising from the acquisition of subsidiaries according to the transitional provisions of Statement of Standard Accounting Practice 30 "Business combinations".

(2) Pursuant to the revised (December 2001) Hong Kong Statement of Standard Accounting Practice 11 "Foreign currency translation", the Group changed its accounting policy for translation of the results of foreign enterprises in 2002. Figures for the years from 1999 to 2001 have not been adjusted for comparison purposes as the effect of this change in accounting policy is not material.

(3) Pursuant to Hong Kong Statement of Standard Accounting Practice 12 (revised) "Income taxes", the Group adopted a new accounting policy for deferred tax in 2003, as explained in note 10 on the financial statements. Figures for the nine months ended 31 December 1999 and the years from 2000 to 2002 have not been adjusted for comparison purposes as the effect of this change in accounting policy is not material.

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Annual General Meeting of the Company will be held at the Hilltop Country Club, 10 Hilltop Road, Lo Wai, Tsuen Wan, New Territories, Hong Kong at 10:00 a.m. on Thursday, 3 June 2004 for the following purposes:

1. To receive and consider the Audited Financial Statements and the Reports of the Directors and Auditors for the year ended 31 December 2003.

2. To re-elect the retiring Directors and authorise the Board of Directors to fix the Directors' remuneration.

3. To re-appoint Auditors and authorise the Board of Directors to fix their remuneration.

4. As special business, to consider and, if thought fit, to pass with or without amendments, the following resolution as an Ordinary Resolution:

"THAT:

(a) subject to paragraph (c) of this Resolution, pursuant to section 57B of the Companies Ordinance the exercise by the Directors of the Company during the Relevant Period of all powers of the Company to allot, issue and deal with additional shares in the capital of the Company and to make or grant offers, agreements and options which might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b) the approval in paragraph (a) of this Resolution shall authorise the Directors of the Company during the Relevant Period to make or grant offers, agreements and options which might require the exercise of such powers after the end of the Relevant Period;

(c) the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the Directors of the Company pursuant to the approval in paragraph (a) of this Resolution, otherwise than pursuant to (i) a Rights Issue or (ii) the exercise of options granted under the share option scheme of the Company, shall not in aggregate exceed 20 percent of the aggregate nominal amount of the share capital of the Company in issue at the date of passing this Resolution and the said approval shall be limited accordingly; and.

(d) for the purpose of this Resolution:

"Relevant Period" means the period from the passing of this Resolution until whichever is the earlier of:

(i) the conclusion of the next Annual General Meeting of the Company;

(ii) the expiration of the period within which the next Annual General Meeting of the Company is required by the Companies Ordinance to be held; and

(iii) the revocation or variation of the authority given under this Resolution by an ordinary resolution of the shareholders of the Company in general meeting.

"Rights Issue" means an offer of shares open for a period fixed by the Directors of the Company to holders of shares on the register on a fixed record date in proportion to their then holdings of such shares (subject to such exclusion or other arrangements as the Directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the law of, or the requirements of, any recognised regulatory body or any stock exchange in any territory outside Hong Kong)."

5. As special business, to consider and, if thought fit, to pass with or without amendments, the following resolution as a Special Resolution:

"**THAT** the existing Articles of Association of the Company be altered in the following manner:

(a) Article 2

(i) by deleting the definition of "associate" in its entirety and substituting therefor the following new definition and its marginal note:

Associate.	"associate" shall have the meaning ascribed to it under the Listing Rules;

(ii) by deleting the definition of "clearing house" in its entirety and substituting therefor the following new definition and its marginal note:

Clearing house.	"clearing house" shall mean a clearing house recognised by the laws of the jurisdiction in which the shares of the Company are listed or quoted on a stock exchange in such jurisdiction;

(iii) by adding the following definitions and their marginal notes immediately after the definition of "dollars":

Electronic communication.	"electronic communication" shall mean a communication sent by electronic transmission in any form through any medium;
Entitled person.	"entitled person" shall mean an "entitled person" as defined under the Companies Ordinance;

(iv) by adding the following definition and its marginal note immediately after the definition of "Hongkong Government":

Listing Rules.	"the Listing Rules" shall mean the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time;

(v) by deleting the definition of "newspaper" in its entirety and substituting therefor the following new definition and its marginal note:

newspaper.	"newspaper" shall mean a newspaper published daily and circulating generally in Hong Kong and specified in the list of newspapers issued and published in the Gazette for the purpose of Section 71A of the Companies Ordinance by the Chief Secretary For Administration;

(vi) by adding the following definition and its marginal note immediately after the definition of "the register":

relevant financial documents.	"relevant financial documents" shall mean the "relevant financial documents" as defined under the Companies Ordinance;

(vii) by adding the following definition and its marginal note immediately after the definition of "shareholders" or "members":

summary financial report.	"summary financial report" shall mean the "summary financial report" as defined under the Companies Ordinance;

(viii) by deleting the definition of "writing" or "printing" in its entirety and substituting therefor the following new definition and its marginal note:

writing. printing.	"writing" and "printing" shall mean written or printed or printed by lithography or printed by photography or typewritten or produced by any other modes of representing words or figures in a visible form or, to the extent permitted by, and in accordance with any other applicable laws, rules and regulations, any visible substitute for writing (including an electronic communication), or partly in one visible form and partly in another visible form;

(ix) by adding the following paragraph and its marginal note immediately after the definition of "Ordinance to bear same meaning in Articles":

document being executed. document.	References to a document being executed include references to its being executed under hand or under seal or, to the extent permitted by, and in accordance with the Companies Ordinance and other applicable laws, rules and regulations, by electronic signature or by any other method. References to a document, to the extent permitted by, and in accordance with any other applicable laws, rules and regulations, include references to any information in visible form whether having physical substance or not.

(b) Article 3(a)

by adding the sentence "Pursuant to a special resolution passed on 11th July, 2002, the par value of each ordinary share of the Company was reduced to HK$0.01." at the end of Article 3(a);

(c) Article 15

by adding the words "within a prescribed period as required under the Companies Ordinance and/or the Listing Rules" after the word "receive" in the second line of Article 15 and deleting the words "or lodgment of a transfer (or within such other period as the conditions of issue shall provide)" in the second and third lines of Article 15;

(d) Article 42

by adding the words "with a prescribed period as required under the Companies Ordinance and/or the Listing Rules" after the word "issued" in the third line of Article 42 and deleting the words "without charge" in the third and last lines of Article 42;

(e) Article 73

(i) by adding the words "unless a poll is taken as may from time to time be required under the Listing Rules or any other applicable laws, rules and regulations or" before the word "unless" in the second line of the first paragraph of Article 73;

(ii) by inserting the words "a poll is so taken as required under the Listing Rules or any other applicable laws, rules and regulations or unless" after the word "Unless" at the beginning of the second paragraph of Article 73;

(f) Article 82

by adding the following new paragraph and its marginal note as Article 82(c):

Voting in contravention to Listing Rules.

(c) Where the Company has actual knowledge that any shareholder is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such shareholder in contravention of such requirement or restriction shall not be counted.

(g) Article 93

by adding the following new paragraph immediately after paragraph (d) of Article 93:

(e) An alternate Director shall be deemed to be the agent of the Director who appoints him. A Director who appoints an alternate Director shall be vicariously liable for any tort committed by the alternate Director while acting in the capacity of alternate Director.

(h) Article 100

(i) by deleting Article 100(h) in its entirety and substituting therefor the following:

(h) Save as otherwise provided by the Articles, a Director shall not vote (nor be counted in the quorum) on any resolution of the Board approving any contract or arrangement or any other proposal in which he or any of his associate(s) is/are, to the knowledge of such Director, materially interested, but this prohibition shall not apply to any of the following matters namely:

(i) any contract or arrangement or proposal for the giving to such Director or his associate(s) any security or indemnity in respect of money lent by him or any of his associate(s) or obligations incurred or undertaken by him or any of his associate(s) at the request of or for the benefit of the Company or any of its subsidiaries;

(ii) any contract or arrangement or proposal for the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which the Director or his associate(s) has/have himself/themselves assumed responsibility in whole or in part whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii) any contract or arrangement concerning an offer of shares or debentures or other securities of or by the Company or any other company which the Company may promote or to be interested in for subscription or purchase, where the Director or his associate(s) is/are to be interested as a participant in the underwriting or sub-underwriting of the offer;

(iv) any contract or arrangement in which the Director or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company or any of its subsidiaries by virtue only of his/their interest in shares or debentures or other securities of the Company;

(v) any contract or arrangement or proposal concerning any other company in which the Director or his associate(s) is/are interested only, whether directly or indirectly, as an officer or executive or a shareholder or in which the Director and/or his associate(s) is/are beneficially interested in shares of that company, provided that the Director and any of his associate(s) are not in aggregate beneficially interested in 5 per cent. or more of the issued shares of any class of such company (or of any third company through which his interest or that of any of his associate(s) is derived) or of the voting rights;

(vi) any proposal or arrangement concerning the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates to the Director or his associate(s) and employees of the Company or of any of its subsidiaries and does not provide in respect of any Director, or his associate(s), as such any privilege or advantage not generally accorded to the employees to which such fund or scheme relates; or

(vii) any contract or arrangement concerning the adoption, modification or operation of any employees' share scheme or any share incentive scheme or share option scheme under which the Director or his associate(s) may benefit.

(ii) by deleting Article 100(i) in its entirety and substituting therefor the following:

(i) A company shall be deemed to be a company in which a Director and/or his associate(s) owns 5 per cent. or more if and so long as (but only if so long as) he and/or his associates, (either directly or indirectly) are the holders of or beneficially interested in 5 per cent. or more of any class of the equity share capital of such company or of the voting rights available to members of such company (or of any third party through which his/their interest or that of any of his associates is derived). For the purpose of this paragraph there shall be disregarded any shares held by a Director or his associate(s) as bare or custodian trustee and in which he or any of them has no beneficial interest, any shares comprised in a trust in which the interest of the Director or his associate(s) is/are in reversion or remainder if and so long as some other person is entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the Director or his associate(s) is/are interested only as a unit holder and any shares which carry no voting right at general meetings and very restrictive dividend and return of capital right.

(iii) by deleting the words "together with any of his associates", "is" and "that Director" in the first and second lines respectively of Article 100(j) and substituting therefor the words "and/or his associate(s)", "is/are" and "that Director and/or his associate(s)" respectively;

(iv) by adding the words "and/or his associate(s)" immediately after "(other than the Chairman of meeting)" and "the interest of the Director" in the second and eighth lines of Article 100(k) respectively;

(v) by deleting Article 100(l) in its entirety;

(vi) by re-numbering Article 100(m) as Article 100(l);

(i) Articles 105

by deleting Article 105 in its entirety and substituting therefor the following:

Notices to be given when person proposed for election.	105. No person, other than a retiring Director, shall, unless recommended by the Directors for election, be eligible for election to the office of Director at any general meeting, unless notice in writing of the intention to propose that person for election as a Director and notice in writing by that person of his willingness to be elected shall have been given to the Company at least seven days before the date of the general meeting. The period for lodgment of such notices shall commence no earlier than the day after the despatch of the notice of the general meeting appointed for such election and end no later than 7 days prior to the date of such general meeting.

(j) Article 107

by deleting the words "special resolution" in the first line and marginal note of Article 107 and substituting therefor the words "ordinary resolution";

(k) Article 163

by deleting Article 163 in its entirety and substituting therefor the following Article and its marginal note:

Relevant financial documents and summary financial report.	163. (a) The Board shall from time to time in accordance with the provisions of the Companies Ordinance cause to be prepared and laid before the Company at its annual general meeting the relevant financial documents.
	(b) Subject to paragraph (c) of this Article, the Company shall in accordance with the Companies Ordinance and any other applicable laws, rules and regulations, deliver or send to every entitled person a copy of the relevant financial documents of the Company or a copy of the summary financial report in place of a copy of the relevant financial documents from which the report is derived, not less than twenty-one days before the date of the general meeting of the Company concerned (or such other time as is permitted under the Companies Ordinance and any other applicable laws, rules and regulations). Provided that this Article shall not require a copy of

these documents to be sent to more than one of the joint holders of any shares or debentures or to any member of, or any holder of debentures, who is not entitled to receive notices of general meetings of the Company and of whose address the Company is unaware, but any member or holder of debentures of the Company to whom a copy of these documents has not been sent, shall be entitled to receive a copy of these documents free of charge on application at the registered office of the Company.

(c) Where any entitled person has, in accordance with the Companies Ordinance and any other applicable laws, rules and regulations, agreed to his having access to the relevant financial documents and/or the summary financial report of the Company on the Company's computer network as mentioned in Article 168(v) or, to the extent permitted by, and in accordance with the Companies Ordinance and any other applicable laws, rules and regulations, in any other manner (including any other form of electronic communication) instead of being sent the documents or report, as the case may be (an "assenting person"), the publication or making available by the Company, in accordance with the Companies Ordinance and any other applicable laws, rules and regulations, on the Company's computer network referred to above of the relevant financial documents and/or the summary financial report throughout the period beginning not less than twenty-one days before the date of the general meeting of the Company concerned and ending on such date in accordance with the Companies Ordinance and any other applicable laws, rules and regulations (or such other period or time as is permitted under the Companies Ordinance and other applicable laws, rules and regulations) shall be treated as having sent a copy of the relevant financial documents or a copy of the summary financial report to an assenting person in satisfaction of the Company's obligations under paragraph (b) of this Article.

(l) Article 167, 168, 169 and 170

by deleting Articles 167, 168, 169 and 170 in their entirety and substituting therefor the following new Articles and their marginal notes:

Address for notice.

167. Every entitled person shall register with the Company an address either in Hong Kong or elsewhere to which notices can be sent and if any member shall fail so to do, notice may be given to such member by sending the same in any of the manners hereafter mentioned to his last known place of business or residence, or if there be none, by posting the same for one day at the registered office of the Company or by posting the same on the website of the Company or any other electronic means. In the case of joint holders of a share, all notices shall be given to that one of the joint holders whose name stands first in the register of members and notice so given shall be sufficient notice to all the joint holders.

Service of notices.

168. Any notice or document (including any "corporate communication" as defined in the Listing Rules), whether or not to be given or issued under the Companies Ordinance, other applicable laws, rules and regulations or these presents from the Company, may be served or delivered by the Company upon any entitled person:

(i) personally;

(ii) by sending it through the post in a prepaid envelope or wrapper addressed to such person at his registered place of address;

(iii) by advertisement in English in at least one English language newspaper and in Chinese in at least one Chinese language newspaper being in each case a newspaper published daily and circulating generally in Hong Kong and specified or permitted for this purpose by the Companies Ordinance and any other applicable laws, rules and regulations, and for such period as the Board shall think fit to the extent permitted by, and in accordance with the Companies Ordinance and other applicable laws, rules and regulations;

(iv) by sending or transmitting it as an electronic communication to such person at any telex or facsimile transmission number or electronic number or electronic address or computer network or website supplied by him to the Company for the giving of notice or document from the Company to him to the extent permitted by, and in accordance with the Companies Ordinance and other applicable laws, rules and regulations;

(v) by publishing it on the Company's computer network and giving to such person a notice in accordance with the Companies Ordinance, any other applicable laws, rules and regulations stating that the notice or other document is available there (a "notice of publication") to the extent permitted by, and in accordance with the Companies Ordinance and any other applicable laws, rules and regulations. The notice of publication may be given to such person by any of the means set out in paragraphs (i) to (iv) or (vi) of this Article; or

(vi) by sending or otherwise making available to such person through such means to the extent permitted by, and in accordance with, the Companies Ordinance and any other applicable laws, rules and regulations.

When notice deemed to be served.

169. (a) Any notice or other document (including any "corporate communication" as defined in the Listing Rules) given or issued by or on behalf of the Company:

(i) if served or delivered in person, shall be deemed to have been served or delivered at the time of personal service or delivery, and in proving such service or delivery, a certificate in writing signed by the Secretary (or other officer of the Company or such other person appointed by the Board) that the notice or document was so served or delivered shall be conclusive evidence thereof;

(ii) if served or delivered by post, shall be deemed to have been served or delivered on the day following that on which the envelope or wrapper containing the same is put into a post office situated within Hong Kong, and in proving such service or delivery, it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly prepaid, addressed and put into such post office. A certificate in writing signed by the Secretary (or such other officer of the Company or such other person appointed by the Board) that the envelope or wrapper containing the notice or other document was so prepaid, addressed and put into such post office shall be conclusive evidence thereof;

(iii) if sent or transmitted as an electronic communication in accordance with Article 168(iv) or through such means in accordance with Article 168(vi), shall be deemed to have been served or delivered at the time of the relevant despatch or transmission. A notice or document published in the Company's computer network in accordance with Article 168(v), shall be deemed to have been served or delivered on the day following that on which a notice of publication is sent to the entitled person. In proving such service or delivery, a certificate in writing signed by the Secretary (or such other officer of the Company or such other person appointed by the Board) as to the fact and time of such service, delivery, despatch, transmission or publication shall be conclusive evidence provided that no notification that the electronic communication has not reached its recipient has been received by the sender, except that any failure in transmission beyond the sender's control shall not invalidate the effectiveness of the notice or document being served; and

(iv) if served by advertisement in newspaper in accordance with Article 168(iii), shall be deemed to have been served on the day on which such notice or document is first published.

Choice of language.

(b) Subject to the Companies Ordinance and any other applicable laws, rules and regulations, any notice or other document (including but not limited to the documents referred to in Article 163 and "corporate communication" as defined in the Listing Rules) may be given by the Company in the English language only, in the Chinese language only or in both. Where a person has in accordance with the Companies Ordinance and any other applicable laws, rules and regulations consented to receive notices and other documents (including but not limited to the documents referred to in Article 163 and any corporate communication as defined in the Listing Rules) from the Company in the English language only or the Chinese language only but not both, it shall be sufficient for the Company to serve on or deliver to him any such notice or document in such language only in accordance with these presents unless and until there is a notice of revocation or amendment of such consent given or deemed to have been given by such person to the Company in accordance with the Companies Ordinance and any other applicable laws, rules and regulations which shall have effect in respect of any notice or document to be served on or delivered to such person subsequent to the giving of such notice of revocation or amendment.

Service of notice to persons entitled on death, mental disorder or bankruptcy of a member.

170. A notice or document may be given by or on behalf of the Company to the person(s) entitled to a share in consequence of death, mental disorder or bankruptcy of a member in such manner as provided in Article 168 in which the same might have been given if the death, mental disorder or bankruptcy had not occurred.

(m) Article 172

by deleting the words "by post or left at the registered address of any member in pursuance of these presents" in the first and second lines of Article 172 and substituting therefor the words "to any member in such manner as provided in Article 168";

(n) Article 173

by deleting the words "written or printed" in Article 173 and substituting therefor the words "written, printed or made electronically";

(o) Article 178

by deleting the words "paragraph (c) of the provision to Section 165 of the Ordinance" in the fourth line of paragraph (a) of Article 178 and substituting therefor the words "paragraph (2) of Section 165 of the Companies Ordinance"; and

(p) new Article 179

by adding the following new Article and its marginal note immediately after Article 178:

Liability insurance for officer or auditor

179. The Company shall have power to purchase and maintain for any officer of the Company, or any person employed by the Company as auditors:

(a) insurance against any liability to the Company, a related company or any other party in respect of any negligence, default, breach of duty or breach of trust (save for fraud) of which he may be guilty in relation to the Company or a related company; and

(b) insurance against any liability incurred by him in defending any proceedings, whether civil or criminal, taken against him for any negligence, default, breach of duty or breach of trust (including fraud) of which he may be guilty in relation to the Company or a related company.

For the purpose of this Article 179, "related company" means any company which is the Company's subsidiary or holding company or a subsidiary of the Company's holding company."

By order of the Board
Pui Man CHENG
Company Secretary

Hong Kong, 21 April 2004

Notes:

1. A member entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and, in the event of a poll, vote in his stead. A proxy need not be a member of the Company.

2. A proxy shall be deemed to be validly appointed if a duly completed form of proxy together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy of that power of authority, must be deposited at the Registered Office of the Company at Suite 1502, 15th Floor, Chinachem Golden Plaza, 77 Mody Road, Tsimshatsui East, Kowloon, Hong Kong NOT LESS THAN 48 hours before the time for holding the Meeting.

二零零三年年報

2003



enewmedia

目錄

公司資料

執行董事

梁榮江 *(主席)*
吳智明 *(行政總裁)*
梁煒才
楊永東

獨立非執行董事

劉偉檳
陳正

公司秘書

鄭佩敏

核數師

畢馬威會計師事務所
香港中環
遮打道10號
太子大廈8樓

股份過戶登記處

香港中央證券登記有限公司
香港皇后大道東183號
合和中心
17樓1712-1716室

主要銀行

香港上海滙豐銀行有限公司
摩根大通私人銀行
港基國際銀行有限公司
聯合銀行

律師

胡關李羅律師行

註冊辦事處

香港九龍
尖沙咀東部麼地道77號
華懋廣場
15樓1502室

香港註冊成立日期

一九六六年四月二十七日

上市日期

一九七二年十一月十六日

僱員人數

274名

公司網址

www.enewmedia.com

股份代號

香港聯交所： 0128
美國預託證券： ENEWY

企業傳訊

電話 ： (852) 2594 0600
傳真 ： (852) 2827 1491
電郵 ： info@enewmedia.com

主席報告書

截至二零零三年十二月三十一日止年度，本集團錄得營業額138,600,000港元，較去年減少28%。股東應佔虧損為34,069,000港元，較去年減少71%。

營業額減少主要由於電訊業蕭條以及俱樂部業務表現欠佳所致，而在頗大程度上可歸因於上半年爆發之嚴重急性呼吸系統綜合症。

本集團與策略夥伴訂立一份協議，將上海顯達鄉村俱樂部改建為一所附設有四星級酒店之水療浴渡假中心。上海俱樂部於去年年底暫停營業，以進行翻新，工程預計於二零零四年年底完成。

於二零零三年十月，本集團收購詩韻有限公司(「詩韻」)60%權益。詩韻經營連鎖服裝店及專櫃作高級時裝零售，「詩韻」這個品牌即等同進口華麗時裝。此項收購促使本集團躋身高級品牌零售業務。隨著中國遊客透過「個人遊計劃」來港，以及經濟環境持續改善，本集團相信香港現時高級零售貿易之增長將會持續，並且有信心詩韻能為本集團在高級品牌零售業務帶來無限商機。

管理層討論及分析載於第3至6頁。

本人謹藉此機會感謝各董事、僱員、股東及業務夥伴對本集團充滿信心，以及對本集團一貫之鼎力支持，深表感謝。

主席
梁榮江

香港，二零零四年三月三十日

管理層討論及分析

業績概覽

截至二零零三年十二月三十一日止年度，本集團錄得營業額138,600,000港元（二零零二年：193,359,000港元）及股東應佔綜合虧損34,069,000港元（二零零二年：119,435,000港元）。所錄得之虧損，較去年減少71%。每股基本及攤薄虧損為2.1港仙（二零零二年：7.2港仙）。

業務回顧

高級時裝－詩韻有限公司（「詩韻」）

於二零零三年，本集團成為詩韻之策略性夥伴(60%)。詩韻於高級時裝界為享負盛名之品牌，透過各連鎖服裝店及於高級百貨公司之專櫃，為各特選客戶提供忠誠服務。

詩韻於香港經營高級時裝零售店之經驗超過48年，詩韻這個品牌在時裝界已公認為等同華麗及時尚。現時，詩韻透過分銷安排、合營企業及管理協議，從歐洲及世界各地引進若干最受愛戴之品牌。管理層相信詩韻之寶貴經驗及資產，將使詩韻之業務在香港及中國擴充時處於更強優勢。現時，管理層正研究在不久將來於中國主要城市包括北京、上海及其他地區發展零售業務之商機。

本集團已即時從詩韻之良好表現獲益。本集團相信，隨着本港消費者信心回升，以及中國遊客透過個人遊來港，詩韻將進入一個新紀元。

俱樂部管理

上海

於二零零三年上半年，俱樂部之銷售額大幅下降，主要受到嚴重急性呼吸系統綜合症（「SARS」）爆發之影響，故立即實行削減成本措施。業務於七月開始穩定地恢復過來，入住率於八月底回升至80%，並持續改善。

自七月以來，俱樂部與一家本集團持有20%股權，以上海為基地之酒店管理公司－上海麗致育樂經營管理有限公司（「上海麗致」）合作，將俱樂部改建為一所附設有四星級酒店之水療浴渡假中心。俱樂部於十二月暫時停業，以作主要翻新工程，上海麗致預期工程將於二零零四年底前完成。預測俱樂部重新開業後一年內將為本集團帶來溢利。

俱樂部管理（續）

香港

由於SARS爆發之影響，會員於三月及四月期間之消費減少，較正常水平不足一半，而西式餐廳之晚膳服務亦須暫時停止。本年度下半年業務已逐漸回復正常。面對需求減低帶來之激烈競爭，俱樂部已推出不同銷售宣傳及市場推廣活動以刺激業務。該等措施，連同嚴緊之成本控制及年內較後時間訪港旅客人數上升，使俱樂部於本年底取得合理滿意之業績。

生物醫藥

Cardima Inc.（「Cardima」）

Cardima於納斯達克上市，以加利福尼亞洲為基地，現正開發用於治療心房纖維性顫動（心律不規則）之新穎微型導管，即Revelation Tx微型導管系統。估計現時全球有4,500,000名心律不規則病患者。

於二零零三年五月舉行之會議上，美國食品及藥物管理局（「美國食品及藥物管理局」）之Circulatory System Device Panel向Cardima及美國食品及藥物管理局提供多項建議，例如如何重新審查現有數據及收集更多有關現有病患者之數據，以重新編製並已於二零零四年一月遞交推出市場前批核之申請，管理層認為此乃一正面發展。

健亞生物科技股份有限公司（「健亞」）

健亞（由美國Genelabs Technologies, Inc.於一九九三年在台灣創立）為一家綜合性之藥物公司，其業務範圍包括：開發新藥物及研製新劑型、為當地及國際藥物公司進行臨床試驗、製藥，以及在台灣市場進行藥物推廣及分銷。

健亞正在開發一系列新藥物。由Genelabs Technologies及健亞合作開發，用於治療紅斑狼瘡之藥物「Prestara」，已於二零零二年八月收到美國食品及藥物管理局之可批准函件。待臨床試驗證實成功後，預期該產品將於二零零四年期間推出市場。「Genetaxyl」為健亞所開發之治療乳癌藥物「Paclitaxel」(BMS' Taxol)之改良配方。該藥物於二零零三年一月已獲台灣頒發批核許可證。此外，有兩種藥品已於台灣完成臨床研究：治療尿失禁之新藥「Urotrol」及治療糖尿病之「Glusafe」。

於二零零三年，健亞作出一項策略性投資，成為Pharmaessentia Corp.（「PME」）之其中一始創股東。以台灣為基地之PME，是由一群於台灣藥業界具有藥物研發認可能力之科學家創辦。該項投資旨在為健亞持續提供新藥品作未來發展。

電訊

國際電訊增值服務(「IPRS」)

於二零零三年，全球電訊市場之營運狀況持續蕭條。因此，傳送量及收益進一步下降。美國IPRS市場被證實衰退期較原先預計為長，而日本及若干歐洲市場亦因收費普遍下調而減弱，因此整體盈利受到影響。

管理層為了扭轉此下滑之趨勢，已採取積極行動，並與供應商夥伴運用更進取及協調之方法，重組現有之業務模式。管理層預期，傳送量、結算率及還款質素將因該等新業務安排而獲得改善。因此，管理層相信，多個市場之表現即將可望有所改善。

儘管現時市況艱難，本集團維持在提供IPRS服務之策略地點作出若干投資。鑑於IPRS之周期性質，管理層相信，多個該等策略地點將很快於短期至中期復甦；而本集團之持續參與，將於市場情況獲得扭轉時能取得先機及競爭優勢。

管理層亦欣然報告，本集團繼續與全球主要電訊公司維持良好關係。藉着進一步採取其他措施鞏固與該等長期夥伴之關係，管理層正致力於全球其他地方尋求新電訊公司合作夥伴，為客戶提供創新及可靠之服務。

展望二零零四年嚴峻環境將持續影響電訊業，尤其是IPRS市場，管理層採取重大及有效之措施以改善業務表現，節省間接成本，並提供更具彈性之業務模式以有效適應市場變動。

無線上網卡業務

上海安電通信科技發展有限公司(「上海安電」)於七月開始營運，與上海移動通信有限責任公司合作推廣及分銷GPRS無線上網卡。於十月，上海安電擴大其業務，根據相同之業務模式，與上海中國聯通合作經銷其CDMA1X無線上網卡。於二零零四年，管理層計劃進一步擴大上海業務，並於廣東一帶開拓新商機。

其他投資

ChinaPay.com Holdings Limited(「ChinaPay」)

ChinaPay之主要業務是透過與中國銀聯股份有限公司合營之企業－上海銀聯電子支付服務有限公司(「銀聯電付」),於中國提供消費者對商業電子支付及銀行間跨行資金轉賬解決方案服務。誠如預測,於二零零三年,雖然銀聯電付業務並未對ChinaPay之盈利作出貢獻,但年內,因推出網上互惠基金投資交易服務,其收益表現有重大改善。於二零零四年,銀聯電付計劃擴大其業務範圍由上海至中國其他主要城市。

北京慧點科技開發有限公司(「慧點」)

慧點之營運在多方面受到SARS疫症重大影響,及面對中國軟件開發市場之強大競爭,導致二零零三年出現虧絀。然而,於二零零三年最後一季,慧點取得多份合約,預期其表現將於二零零四年獲得改善。然而,根據本集團之保守政策,管理層決定撇銷此項投資之商譽價值,約為14,500,000港元。

流動資金及財務狀況

於二零零三年十二月三十一日,本集團之財務狀況穩健,持有現金及存款達635,058,000港元(二零零二年:621,112,000港元)。於二零零三年十二月三十一日,借貸總額為61,931,000港元(二零零二年:63,651,000港元),其中52,787,000港元(二零零二年:56,427,000港元)須於一年內到期償還。年終時,本集團之資本負債比率(即借貸總額與股東權益總額之比率)為6.8%(二零零二年:6.7%)。於二零零三年十二月三十一日之流動比率為4.7倍(二零零二年:5.4倍)。

於二零零三年十二月三十一日,本集團之借貸及銀行結餘主要以港元及美元為單位,而滙兑差額已於經審核財務報表內反映。本集團之借款均為免息或以浮息計算。

於呈報年度,本集團並無購入任何金融工具作對沖用途。

資產抵押

本集團及本公司之資產抵押詳情載於財務報表附註21。

僱員及酬金政策

於本報告刊發日期,本集團合共聘用274名全職僱員,大部分駐於本集團之香港辦事處。本集團之酬金政策乃按僱員表現計算,並符合各有關地區之薪酬趨勢。本集團提供僱員福利如職工保險計劃、公積金及退休金、酌情表現花紅、外部訓練支援,以及根據表現授予之購股權計劃。

董事及高級管理層簡介

執行董事

梁榮江先生，五十七歲，本集團主席。梁先生於二零零零年十二月加入本集團為執行董事，並於二零零一年三月獲委任為主席。梁先生是華懋集團公司之董事，擁有逾三十年之財務及地產發展管理經驗。梁先生是香港地產行政學會資深會員，亦是香港地產建設商會執行委員會成員。

吳智明先生，六十歲，本集團行政總裁。吳先生於二零零一年三月加入本集團前，曾擔任香港一間本地銀行之行政總裁。吳先生是華懋集團公司之董事，亦同時擔任香港僱主聯合會諮詢委員。

梁煒才先生，五十三歲，於二零零零年十二月加入本集團。梁先生持有理學士(工程系)學位，亦是合資格特許會計師。梁先生擁有十六年銀行業經驗，曾掌管全球其中一間最大銀行之銀行附屬公司的財務及資本市場部約十年。他於一九九七年初加入華懋集團，負責華懋集團之國際投資業務。

楊永東先生，四十九歲，於二零零一年十月加入本集團為執行副總裁，並於二零零二年十一月獲委任為本集團董事，負責集團的投資業務。楊先生加入本集團前，曾於本港一間上市公司擔任執行董事之私人助理逾十年，負責香港、中國及東南亞地區的投資及發展業務。在此之前，楊先生亦曾出任一家美資銀行的商業貸款部經理及於一所國際會計師行出任核數師。楊先生於一九七八年獲得美國Indiana University的工商管理碩士學位，並於同年通過美國公認會計師公會的公開考試。

獨立非執行董事

劉偉楨先生，五十四歲，於二零零一年三月加入本集團。劉先生為梁錦濤•關學林律師行之高級合夥人。劉先生是香港高等法院之律師，並合資格於英國及澳洲省市執業。劉先生為一名法律公證人及中國委託公證人。劉先生於一九八七年至一九八九年期間擔任博愛醫院總理，並於一九九零年擔任該院顧問。

陳正博士，四十九歲，於二零零三年二月加入本集團。陳博士於生化藥制業務方面擁有廣泛經驗及專業知識。陳博士現擔任台灣健亞生物科技股份有限公司總經理。在此之前，陳博士擔任美國健亞股份有限公司亞洲業務副總裁。陳博士亦曾於諾華製藥公司在新藥發明及研究方面工作八年。陳博士擁有逾三十篇著作及十項專利。陳博士持有美國紐約羅徹斯特大學化學博士學位。

高級管理層

康建熾先生，五十六歲，是詩韻有限公司(「詩韻」)之董事總經理。康先生在英國完成工商管理課程後，於一九七四年參與家族企業業務。初期，康先生主理詩韻生產部門。一九八零年初，康先生開始掌管零售業務，並於一九九一年起，成為詩韻領導人。康先生在高級時裝零售界擁有寶貴經驗。

於一九九六年七月，康先生獲法國總統授予Chevalier de l'Ordre National du Merite稱號；並於二零零三年六月，獲授予Chevalier de la Legion d'Honneur稱號。

黃世禮先生，四十二歲，於二零零一年七月加入本集團為投資部副總裁。黃先生負責集團的醫藥及保健業務投資項目。加入本集團前，黃先生擔任香港第一太平銀行商業貸款部副總裁；及於一所美資銀行出任企業銀行主任，並在芝加哥及紐約獲得有關國際金融經驗。在加入銀行業前，黃先生亦曾於一所國際會計師行工作，負責投資評估及研究等工作。黃先生持有香港大學社會科學學士學位。

陳左惠嫻女士，五十三歲，於二零零一年六月加入本集團為財務總裁。加入本集團前，陳女士擔任香港一間本地銀行之高級副總裁及財務總裁。陳女士為美國公認會計師公會會員。

蔣耀強先生，三十九歲，本集團之財務總監，負責本集團之整體財務管理。蔣先生於二零零三年加入本集團，積逾十五年專業會計工作及上市公司財務管理工作經驗。蔣先生畢業於香港中文大學，持有工商管理學士學位，為香港會計師公會及英國特許公認會計師公會資深會員，亦是香港執業會計師。

葉仲衡先生，三十一歲，於二零零三年九月加入本集團為高級法律顧問。葉先生曾於美國紐約及香港執業，並受聘於美國誠信律師樓及美邦律師樓。葉先生於執業期間曾處理多種法律事務，並對合併收購、市場融資、銀行借貸、私人投資基金等方面擁有豐富經驗。葉先生持有美國波士頓學院法律學院的法學博士學位以及美國羅徹斯特大學的經濟學及政治科學文學士學位。

董事會報告

董事謹此提呈截至二零零三年十二月三十一日止年度之年報及經審核之財務報表。

主要業務

本公司之主要業務為投資控股及證券買賣。附屬公司之主要業務為提供電訊服務、經營俱樂部及投資控股。本集團於年內收購若干附屬公司及業務，其主要業務分別為批發及零售時裝及飾物及推廣和分銷網絡卡。

本公司及其附屬公司(「本集團」)於本財政年度內之主要業務及經營地區之分析載於財務報表附註11。

有關於二零零三年十二月三十一日，本公司各主要附屬公司、聯營公司、及共同控制公司之資料載於財務報表第66至68頁。

主要客戶及供應商

於本財政年度內，有關本集團主要客戶及供應商分別應佔之銷售額及購貨額資料如下：

	佔本集團之百分比	
	銷售總額	購貨總額
最大客戶	24%	
五名最大客戶合計	36%	
最大供應商		15%
五名最大供應商合計		49%

本公司各董事、彼等之聯繫人士或任何股東(據董事所知擁有本公司股本5%以上)，於本年度內概無擁有該等主要客戶或供應商之任何權益。

財務報表

本集團截至二零零三年十二月三十一日止年度之虧損及本公司與本集團於該日之財務狀況載於財務報表第16至68頁。

股息

董事並不建議派發截至二零零三年十二月三十一日止年度之任何股息(二零零二年：零港元)。

固定資產

本集團及本公司之固定資產之變動詳情載於財務報表附註12。

債券

本集團之俱樂部債券資料載於財務報表附註25。

股本

於本年度內，本公司股本變動之詳情載於財務報表附註30。

儲備

於本年度內，本集團及本公司儲備之變動詳情載於財務報表附註31。

董事

於本財政年度內及直至本報告日期為止，董事如下：

執行董事

梁榮江
吳智明
梁煒才
楊永東

獨立非執行董事

劉偉檳
陳正　　　(於二零零三年二月二十四日獲委任)
趙承汾　　(於二零零三年二月二十四日辭任)

根據本公司組織章程細則第一零一條規定，梁榮江先生及梁煒才先生須於即將舉行之股東週年大會上依章輪值告退，惟彼等符合資格，願膺選連任。

董事之服務合約

於即將舉行之股東週年大會上獲提名連任之董事，均無訂立倘於一年內為本公司或其任何附屬公司終止則須作出賠償之合約(一般法定賠償除外)。

董事股份權益及淡倉、相關股份及債券

根據證券及期貨條例（「證券及期貨條例」）第352條要求所置之董事權益及淡倉登記冊所載，於二零零三年十二月三十一日在任董事持有以下本公司、其附屬公司及其他聯繫公司（定義見證券及期貨條例）之股份權益：

於已發行股份權益	本公司每股0.01港元之普通股公司權益	已發行股份總額之百分比
梁榮江	200,000	0.012%

除上述者外，根據證券及期貨條例第352條要求所置之董事權益登記冊所載，或按上市公司董事進行證券交易的標準守則向本公司所作出申報，概無本公司董事或任何彼等之配偶或未滿十八歲之子女，擁有本公司或其任何附屬公司之股份權益或淡倉、相關股份或債券。

購股權計劃

為符合香港聯合交易所有限公司（「聯交所」）證券上市規則（「上市規則」）第17章（經修訂），及提供本公司一項具彈性方法，就執行董事及僱員對本集團之貢獻提供鼓勵及獎賞，於二零零二年六月十四日舉行的本公司股東特別大會上，本公司股東已正式終止於一九九七年十二月三十日採納之購股權計劃（「舊計劃」）及採納一項新購股權計劃（「新計劃」）。所有根據舊計劃授出之尚未行使購股權持續生效，並可根據舊計劃之條文行使。

根據新計劃之條款，董事會可按其酌情權邀請本集團執行董事及僱員接納可認購本公司股份之購股權。新計劃有效期直至二零一二年六月十三日，為期10年，而該期間後將不可再授出購股權。購股權之行使價將由董事會釐定，並須最少為以下三者之最高價：(i)於要約日期（須為營業日），在聯交所每日報價表所列之股份收市價；(ii)緊接要約日期前5個營業日，在聯交所每日報價表所列之股份平均收市價；及(iii)股份之面值。於接納任何授出之購股權時須支付1港元之代價。

購股權計劃（續）

於二零零三年十二月三十一日，根據新計劃可供發行之股份總數為243,415,800股（包括已獲授出但尚未失效或行使可認購1,320,000股之購股權），相當於本公司於二零零三年十二月三十一日已發行股本之14.7%。根據新計劃，於任何12個月期間，各參與者於行使購股權時，最多可認購已發行或將予發行之股份總數上限為本公司已發行普通股1%。任何授出之購股權超出此限制，須經股東於股東大會批准，方可實行。

年內，並無授出新購股權，亦無註銷或行使購股權，而根據舊計劃授出之2,318,000購股權已失效。

於二零零三年十二月三十一日，本公司僱員擁有以下可認購本公司股份之購股權權益（每股股份於二零零三年十二月三十一日之市價面值為0.232港元）。購股權並無上市。每份購股權供持有人認購本公司一股每股面值0.01港元之普通股之權利。

	年初尚未行使之購股權數目	於本年度內失效之購股權數目	年終尚未行使之購股權數目	授出日期	行使購股權時須支付之每股價格
根據舊計劃已授出：					
僱員	3,638,000	2,318,000	1,320,000	一九九九年十月十一日至二零零零年九月十八日	0.63港元至1.90港元

根據舊計劃授出之購股權於二零零七年十二月二十九日前可予以行使。

除上述者外，本公司或其任何附屬公司於本年度內任何時間概無參與任何安排，致使本公司董事或行政人員或任何彼等之配偶或十八歲以下子女，可藉購買本公司或任何其他機構之股份或債券而獲益。

主要股東股份權益及淡倉及相關股份

本公司已獲知會於二零零三年十二月三十一日下列人士擁有相等於5%或以上本公司已發行普通股：

	每股面值0.01港元的普通股			
主要股東	直接權益	間接權益	所持有之普通股總額	已發行股份總額之百分比
Diamond Leaf Limited	162,884,503	—	162,884,503	9.8%
Solution Bridge Limited	408,757,642	—	408,757,642	24.8%
龔如心女士 *(附註)*	—	571,642,145	571,642,145	34.6%

附註： 龔如心女士名下所披露之權益為因彼於Diamond Leaf Limited及Solution Bridge Limited所持有之權益，而被視為龔如心女士於本公司股份所持有之權益。

除上述者外，根據證券及期貨條例第336條要求所置之董事權益登記冊，本公司概無獲知會其他權益。

董事之合約權益

於結算日或本年度內任何時間，概無本公司董事於本公司或其任何附屬公司簽訂之重大合約中，擁有重大權益。

購買、出售或贖回本公司上市證券

本公司或其任何附屬公司於本年度內概無購買、出售或贖回本公司任何上市證券。

銀行及其他貸款

本公司及本集團於二零零三年十二月三十一日之銀行及其他貸款資料載於財務報表附註24及26。

五年概要

本集團過往五個財政年度之業績及資產和負債概要載於本年報第69及70頁。

退休計劃

本集團主要為其香港僱員營運若干定額供款退休計劃及一項強制性公積金計劃。本集團亦為其他海外僱員營運適用於有關司法權區之定額供款計劃。主要退休計劃之詳情載於財務報表附註27。

關連交易

本公司與一名主要股東所控制之公司Hollywood Palace Company Limited訂立一租賃協議，以月租203,076港元租賃香港九龍尖沙咀東部麼地道77號華懋廣場十五樓1502、1521及1522室，建築樓面面積約11,282平方尺，由二零零一年五月一日起至二零零三年四月三十日止，為期兩年。租賃協議於二零零三年五月二十八日以月租157,948港元續期兩年，由二零零三年五月一日起至二零零五月四月三十日止，租賃期內享有六個月免租期。

審核委員會

本集團審核委員會包括兩名獨立非執行董事，並繼續行使其權力，審閱及監察本集團之財務申報過程及內部監控系統。

遵守最佳應用守則

本公司於本年度內一直遵守聯交所上市規則附錄十四所載之最佳應用守則(「守則」)，惟獨立非執行董事並非根據守則第7段所規定以特定任期委任，但須根據本公司章程細則輪值告退。

核數師

畢馬威會計師事務所於二零零一年在羅申美會計師行退任時，首次獲委任為本公司核數師。

畢馬威會計師事務所任滿告退，惟彼合符資格，願膺繼續獲聘任。有關續聘畢馬威會計師事務所為本公司核數師之決議案，將於即將舉行之股東週年大會上提呈。

承董事會命
主席
梁榮江

香港，二零零四年三月三十日

核數師報告

KPMG

致安寧數碼科技有限公司各股東

(於香港註冊成立之有限公司)

本核數師(以下簡稱「我們」)已審核載於第16頁至第68頁按照香港公認會計原則編製的財務報表。

董事及核數師的責任

香港《公司條例》規定董事須編製真實和公允的財務報表。在編製該等財務報表時,董事必須貫徹採用合適的會計政策,作出審慎及合理的判斷和估計,並說明任何重大背離適用會計準則的原因。

我們之責任是根據我們審核工作的結果,對該等財務報表提出獨立意見,並按照香港《公司條例》第141條的規定,只向作為法人團體的股東報告。除此以外,我們的報告書不可用作其他用途。我們概不就本報告書的內容,對任何其他人士負責或承擔法律責任。

意見的基礎

我們是按照香港會計師公會頒佈的《核數準則》進行審核工作。審核範圍包括以抽查方式查核與財務報表所載數額及披露事項有關的憑證,亦包括評估董事於編製該等財務報表時所作的主要估計和判斷,所釐定的會計政策是否適合　貴公司及　貴集團的具體情況,以及有否貫徹運用並足夠披露該等會計政策。

我們在策劃和進行審核工作時,是以取得一切我們認為必需的資料及解釋為目標,使我們能獲得充分的憑證,就該等財務報表是否存在重大的錯誤陳述,作出合理確定。在提出意見時,我們亦已衡量財務報表所載資料在整體上是否足夠。我們相信,我們的審核工作已為下列意見建立合理的基礎。

意見

我們認為,上述財務報表均真實和公允地反映　貴公司及　貴集團於二零零三年十二月三十一日的財務狀況,和　貴集團截至該日止年度的虧損及現金流量,並已按照香港《公司條例》適當地編製。

畢馬威會計師事務所

執業會計師

香港,二零零四年三月三十日

綜合收益表

截至二零零三年十二月三十一日止年度
(以港元呈列)

	附註	二零零三年 千元	二零零二年 千元
營業額	2 及 11	**138,600**	193,359
銷售成本		**(42,848)**	(85,751)
毛利		**95,752**	107,608
其他收益	3	**4,496**	1,539
其他虧損淨額	3	**(17,965)**	(90,113)
行政及銷售費用		**(88,116)**	(77,134)
其他經營費用		**(6,166)**	(27,956)
經營虧損		**(11,999)**	(86,056)
融資成本	4(a)	**(969)**	(1,253)
應佔聯營公司溢利減虧損		**(19,472)**	(1,792)
商譽減值虧損		**—**	(30,000)
經常業務除稅前虧損	4	**(32,440)**	(119,101)
所得稅	5(a)	**(111)**	(334)
經常業務除稅後虧損		**(32,551)**	(119,435)
少數股東權益		**(1,518)**	—
股東應佔虧損	8 及 31	**(34,069)**	(119,435)
每股虧損	9		
一基本及攤薄		**(2.1)**仙	(7.2)仙

第23頁至68頁之附註屬本財務報表之一部份。

綜合資產負債表

二零零三年十二月三十一日
（以港元呈列）

	附註	二零零三年		二零零二年	
		千元	千元	千元	千元
非流動資產					
固定資產	12(a)				
－投資物業			**3,600**		3,600
－其他物業及設備			**170,717**		161,365
			174,317		164,965
商譽	13		**8,667**		—
於聯營公司之權益	15		**17,153**		29,121
於共同控制公司之權益	16		**—**		—
其他非流動金融資產	17		**91,897**		108,563
			292,034		302,649
流動資產					
短期投資	18	**108,821**		102,082	
存貨	19	**30,341**		368	
應收賬款及其他應收款項	20	**48,183**		73,163	
應收聯營公司款項		**2,229**		—	
已抵押存款	21	**47,536**		47,536	
現金及現金等值	22	**587,522**		573,576	
可退回稅項	29(a)	**331**		—	
		824,963		796,725	
流動負債					
應付賬款及其他應付款項	23	**118,136**		85,646	
銀行貸款－已抵押	24	**46,680**		46,680	
債券之即期部份	25	**900**		4,540	
其他貸款－無抵押	26	**5,207**		5,207	
本期稅項	29(a)	**5,496**		5,474	
		176,419		147,547	
流動資產淨值			**648,544**		649,178
總資產減流動負債結轉			**940,578**		951,827

綜合資產負債表

二零零三年十二月三十一日
(以港元呈列)

	附註	二零零三年		二零零二年	
		千元	千元	千元	千元
總資產減流動負債承前			**940,578**		951,827
非流動負債					
債券	25	**9,144**		7,224	
遞延税項負債	29(b)	**117**		89	
			9,261		7,313
少數股東權益			**20,006**		—
資產淨值			**911,311**		944,514
資本及儲備					
股本	30		**16,507**		16,507
儲備	31(a)		**894,804**		928,007
			911,311		944,514

於二零零四年三月三十日獲董事會批准及授權頒佈

主席
梁榮江

行政總裁
吳智明

第23至68頁之附註屬本財務報表之一部份。

資產負債表

二零零三年十二月三十一日
（以港元呈列）

	附註	二零零三年		二零零二年	
		千元	千元	千元	千元
非流動資產					
固定資產	12(b)				
－投資物業			**3,600**		3,600
－其他物業及設備			**105,001**		100,001
			108,601		103,601
於附屬公司之權益	14		**174,543**		169,106
於聯營公司之權益	15		**556**		1,403
			283,700		274,110
流動資產					
短期投資	18	**106,328**		100,044	
應收賬款及其他應收款項	20	**1,733**		31,527	
已抵押存款	21	**47,536**		47,536	
現金及現金等值	22	**555,872**		547,934	
		711,469		727,041	
流動負債					
應付賬款及其他應付款項	23	**2,007**		2,167	
應付附屬公司款項		**84,108**		54,692	
		86,115		56,859	
流動資產淨值			**625,354**		670,182
資產淨值			**909,054**		944,292
資本及儲備					
股本	30		**16,507**		16,507
儲備	31(b)		**892,547**		927,785
			909,054		944,292

於二零零四年三月三十日獲董事會批准及授權頒佈

主席 *行政總裁*
梁榮江 吳智明

第23至68頁之附註屬本財務報表之一部份。

綜合股東權益變動表

截至二零零三年十二月三十一日止年度

（以港元呈列）

	附註	二零零三年 千元	二零零二年 千元
於一月一日之股東權益		**944,514**	1,033,564
重估持有作自用之土地及樓宇之盈餘	31(a)	**33**	—
換算海外公司之財務報表所產生之滙兑差額	31(a)	**833**	385
未於收益表確認之淨收益		**866**	385
年內股東應佔虧損	31(a)	**(34,069)**	(119,435)
股本變動			
一削減股本	30	—	(808,822)
儲備變動			
一根據資本重組計劃設立之特殊儲備	31(a)	—	808,822
一將商譽儲備撥至收益表			
一商譽減值虧損	31(a)	—	30,000
		—	838,822
於十二月三十一日之股東權益		**911,311**	944,514

第23至68頁之附註屬本財務報表之一部份。

綜合現金流量表

截至二零零三年十二月三十一日止年度
（以港元呈列）

	附註	二零零三年 千元	二零零二年 千元
經營業務			
經常業務除税前虧損		**(32,440)**	(119,101)
經下列各項調整：			
－折舊		**11,664**	13,077
－商譽攤銷		**267**	—
－商譽減值虧損		**—**	30,000
－於應佔聯營公司溢利減虧損內之商譽減值虧損		**14,519**	—
－融資成本		**969**	1,253
－上市證券投資之股息收入		**(4,162)**	(40,696)
－非上市證券投資之股息收入		**(3,409)**	—
－利息收入		**(7,140)**	(10,577)
－應佔聯營公司溢利減虧損		**4,953**	1,792
－重估土地及建築物（虧絀撥回）／虧絀		**(9,699)**	15,038
－聯營公司減值及未能收回聯營公司欠款之撥備撥回		**(171)**	(306)
－固定資產減值虧損		**3,600**	—
－出售固定資產虧損淨額		**258**	56
－投資證券之已變現及未變現虧損淨額		**17,707**	90,057
滙兑虧損／（收益）		**122**	(279)
營運資金變動前經營虧損		**(2,962)**	(19,686)
存貨減少		**11,027**	84
應收賬款及其他應收款項減少		**6,160**	1,203
應付賬款及其他應付款項減少		**(34,910)**	(2,606)
應收聯營公司款項之變動淨額		**(3,381)**	—
用於經營業務之現金		**(24,066)**	(21,005)
已收利息		**7,490**	10,487
已收上市證券投資之股息		**4,162**	40,696
已收非上市證券投資之股息		**3,409**	—
已付税項			
－已付香港利得税		**(3)**	(1)
－已付海外税項		**(74)**	(275)
（用於）／產生自經營業務現金淨額結轉		**(9,082)**	29,902

綜合現金流量表

截至二零零三年十二月三十一日止年度
(以港元呈列)

	附註	二零零三年 千元	二零零二年 千元
(用於)／產生自經營業務現金淨額承前		**(9,082)**	29,902
投資活動			
購買固定資產款項		**(4,229)**	(684)
購買投資證券款項		**—**	(30,692)
就收購附屬公司之現金流入淨額	32	**9,253**	—
就購買證券及聯營公司已收退款／(已付按金)		**29,564**	(29,564)
購買聯營公司款項		**(6,224)**	(2,966)
購買業務款項		**(754)**	—
聯營公司償還貸款		**1,018**	3,340
出售固定資產所得款項		**7**	78
出售投資證券所得款項		**—**	1,928
產生自／(用於)投資活動之現金淨額		**28,635**	(58,560)
融資活動			
贖回債券		**(1,720)**	(6,196)
償還銀行貸款		**(2,948)**	(6)
已付其他借貸成本		**(1,085)**	(1,388)
用於融資活動之現金淨額		**(5,753)**	(7,590)
現金及現金等值增加／(減少)淨額		**13,800**	(36,248)
於一月一日之現金及現金等值		**573,576**	609,736
外幣滙率變動影響		**146**	88
於十二月三十一日之現金及現金等值	22	**587,522**	573,576

第23至68頁之附註屬本財務報表之一部份。

財務報表附註

（以港元呈列）

1 主要會計政策

(a) 符合指引聲明

本財務報表乃按照香港會計師公會發出所有適用之香港財務報告準則（包括所有適用之《會計實務準則》及詮釋）、香港公認之會計原則及香港《公司條例》之規定而編製。本財務報表亦符合《香港聯合交易所有限公司證券上市規則》適用之披露規定。本集團採納之主要會計政策簡列如下。

(b) 財務報表編製基礎

本財務報表是以原值成本為編製基礎，及按投資物業、土地及樓宇之重估價值，部份證券投資按其市場價值所修訂，如下文所載之會計政策所解釋。

(c) 附屬公司及受控實體

根據香港《公司條例》，附屬公司是指一家本集團直接或間接持有其過半數已發行股本，或控制其過半數投票權，或控制其董事會組成之公司。倘本集團有權直接或間接管理其財政及營運政策而從其業務中獲取利益，則被列為受控附屬公司。

受控附屬公司之投資乃於綜合財務報表中綜合處理，除非為旨在於可見未來出售而收購及持有，或其向本集團轉撥資金之能力因嚴苛長期限制下經營而被重大削減，於該情況下，該項投資於綜合資產負債表內按公平值列賬，並於公平值出現變動時於綜合收益表內確認該等變動。

集團內公司間之結餘及交易，及任何由集團內公司間之交易所產生之未變現溢利於編製綜合財務報表時悉數撇銷。由集團內公司間之交易所引致之未變現虧損按撇銷未變現收益之相同方式撇銷，惟僅以並無證據顯示出現減值為限。

於結算日之少數股東權益，即非由本公司直接或間接透過附屬公司擁有之少數股東應佔附屬公司淨資產部份，乃於綜合資產負債表內與負債及股東權益分開呈報。本集團年內業績之少數股東權益亦於收益表中分開呈報。

1 主要會計政策(續)

(c) 附屬公司及受控實體(續)

倘若少數股東應佔虧損超過少數股東權益應佔一間附屬公司之淨資產，則該差額及任何少數股東應佔之進一步虧損均自本集團之權益中扣除，除非少數股東有具約束力之責任及必須有能力彌補該等虧損。該附屬公司其後之所有溢利均分配至本集團，直至本集團之前為少數股東承擔之應佔虧損得以彌補為止。

於本公司之資產負債表內，一間附屬公司之投資乃按成本減任何減值虧損列賬(見附註1(j))，除非為旨在於可見未來出售而收購及持有，或其向本公司轉撥資金之能力因嚴苛長期限制下經營而被重大削減；於該情況下，該項投資於資產負債表內按公平值列賬，並於公平值出現變動時於收益表內確認該等變動。

(d) 聯營公司及共同控制公司

聯營公司為本集團或本公司對其管理有重大影響力(惟並非控制或共同控制)之公司，包括參與其財政及營運政策之決定。

共同控制公司是指根據本集團或本公司與其他人士訂立之合約安排而經營之實體，按合約安排規定，本集團或本公司及一名或以上之其他訂約方均享有該實體之經濟活動之共同控制權。

於聯營公司或共同控制公司之投資，是以權益會計法在綜合財務報表內入賬。先以成本入賬，再根據本集團於收購後應佔該聯營公司或共同控制公司之資產淨值變動作出調整。除非為旨在於可見未來出售而收購及持有，或其向投資者或合營方轉撥資金之能力因嚴苛長期限制下經營而被重大削減，於該情況下，該項投資於綜合資產負債表內按公平值列賬，並於公平值出現變動時於綜合收益表內確認該等變動。綜合收益表反映出年內本集團所佔聯營公司及共同控制公司於收購後之業績及是年度正商譽之支出或負商譽之收入(見附註1(e))。倘本集團之應佔虧損超過聯營公司之賬面值，則賬面值會減至零，並終止確認進一步虧損，惟本集團就該聯營公司負有實際責任則除外。

1 主要會計政策(續)

(d) 聯營公司及共同控制公司(續)

本集團與其聯營公司及共同控制公司之間交易所產生之未變現損益，均按本集團於聯營公司或共同控制公司所佔之權益比率抵銷，但如能證明已轉讓資產因出現減值虧損而產生未變現虧損，則該未變現虧損會即時在收益表內確認。

本公司之資產負債表所列示之聯營公司及共同控制公司投資，是按成本減去其減值虧損(見附註1(j))後入賬，除非為旨在於可見未來出售而收購及持有，或其向投資者或合營方轉撥資金之能力因嚴苛長期限制下經營而被重大削減，於該情況下，該項投資於綜合資產負債表內按公平值列賬，並於公平值出現變動時於收益表內確認該等變動。

(e) 商譽

賬項綜合計算時所產生之正商譽，是指收購成本超過本集團佔所收購資產與負債之公平價值之數額。就受控附屬公司而言：

- 於二零零一年一月一日前所收購者，正商譽於儲備中撇銷，並按減值虧損削減及於綜合收益表中確認(見附註1(j))；及

- 於二零零一年一月一日或以後所收購者，正商譽會就其估計可使用期限，按直線法於綜合收益表中攤銷。正商譽按成本減去累計攤銷及任何減值虧損(見附註1(j))後，列入綜合資產負債表。

就收購聯營公司及共同控制公司而言，正商譽會就其估計可使用期限，按直線法於綜合收益表中攤銷。正商譽之成本減任何累計攤銷及任何減值虧損(見附註1(j))會列入於聯營公司或共同控制公司權益之賬面值內。

1 主要會計政策(續)

(e) 商譽(續)

因收購受控附屬公司、聯營公司及共同控制公司所產生之負商譽,指本集團所佔已收購之可識別資產及負債之公平值超出收購成本之款額。負商譽按下列方式列賬:

- 於二零零一年一月一日前所收購者,負商譽計入資本儲備;及

- 於二零零一年一月一日或以後所收購者,於收購計劃中已確定為預計未來虧損及開支,並可以可靠地計算但尚未獲確認之負商譽,乃於未來虧損及開支獲確認時,於綜合收益表中確認。任何餘下之負商譽但不超出所收購之非貨幣資產之公平值,乃按可予折舊／攤銷之非貨幣資產之加權平均可使用期限,於綜合收益表中確認。超過所收購之非貨幣資產之公平值之負商譽,會即時於綜合收益表中確認。

就任何仍未於綜合收益表中確認之負商譽而言:

- 有關受控附屬公司,該等負商譽會於綜合資產負債表中呈列,並於該資產負債表分類之正商譽一項,列作資產之減項;及

- 有關聯營公司及共同控制公司,該等負商譽會列入於聯營公司或共同控制公司之權益之賬面值。

於年內出售之受控附屬公司、聯營公司或共同控制公司,過往並無於綜合收益表中攤銷或過往已列作本集團儲備變動處理之購入商譽之相關款額,會計入出售時之溢利或虧損。

1 主要會計政策(續)

(f) 其他證券投資

除於附屬公司、聯營公司及共同控制公司之投資外，本集團及本公司之證券投資政策如下：

(i) 持續持有作長期既定目的之投資，列作投資證券。投資證券於資產負債表中按成本減減值撥備列賬。當公平值低於賬面值時，需作出減值撥備，惟有證據顯示該下調僅屬暫時性則除外，有關撥備需按個別投資基準釐定，並於收益表中確認為開支。

(ii) 當導致減值或撇銷之情況或事宜不再存在，及有可信證據顯示此新情況及事宜在可預見未來將會持續存在，按投資證券賬面值作出之撥備將會撥回。

(iii) 所有其他證券(不論持有作買賣或其他用途)是按公平值於資產負債表中列賬。公平值之變動會於產生時在收益表中確認。當收購證券主要是為了從短期之價格波動中賺取溢利時，該等證券會列作短期投資。

(iv) 出售證券投資時產生之溢利或虧損，是按估計出售所得款項淨額與投資之賬面值之差額釐定，並於產生時列入收益表。

(g) 固定資產

(i) 固定資產會按下列基礎列入資產負債表：

- 未屆滿租期超過二十年之投資物業，會於資產負債表中按公開市值列賬，並由外聘合資格估值師每年進行評估；

- 持作自用之土地及樓宇會於資產負債表中按其重估額，即於重估之日之公開市值減任何其後之累計折舊(見附註1(i))列賬。重估乃由合資格估值師定期進行，以確保該等資產之賬面值不會與於結算日採用之公平值所釐定之價值出現重大差異；及

- 設備及其他固定資產會於資產負債表中按成本減累計折舊(見附註1(i))及減值虧損(見附註1(j))列賬。

1 主要會計政策(續)

(g) 固定資產(續)

(ii) 因重估持有作自用之投資物業、土地及樓宇所產生之變動,一般計入儲備或於其中扣除。僅有之例外情況如下:

- 當虧絀超逾該資產,或僅就投資物業而言,投資物業組合於緊接重估前之儲備結餘,則該虧絀自收益表中扣除;及

- 當重估產生盈餘時,且該資產或僅就投資物業而言,投資物業組合之重估虧絀於過往已自收益表中扣除,則該盈餘會計入收益表,惟數額僅限於之前所扣除之虧絀。

(iii) 固定資產列賬後之支出,如可為企業帶來未來經濟效益(即超越現有資產原本所評估標準之表現),則計入資產之賬面值。所有其他日後支出則於產生時確認為期內開支。

(iv) 因棄用或出售固定資產所產生之盈虧,乃根據估計出售該資產所得款項淨額及賬面值之差額計算,並於棄用或出售當日於收益表中確認。於出售投資物業時,過往已計入投資物業重估儲備之盈餘或虧絀相關部份,亦會轉撥入年內之收益表中。就土地及樓宇而言,任何相關之重估盈餘會自重估儲備轉撥往收益儲備。

1 主要會計政策(續)

(h) 租賃資產

承租人承擔絕大部份與擁有權相關之風險及實益,該資產租賃列作融資租約。若出租人並無轉讓一切與擁有權相關之風險及實益,則該資產租賃列作經營租約。

(i) 以經營租賃持有供使用之資產

當本集團以經營租賃出租資產時,有關資產均按性質列入資產負債表,並在適當的情況下,按下文附註1(i)所載本集團之折舊政策計算折舊。減值虧損按照附註1(j)所述之會計政策入賬。經營租賃所產生之收入則根據下文附註1(p)(vii)所載本集團確認收入之政策確認。

(ii) 經營租約之開支

當本集團根據經營租約使用資產時,有關租約之繳付款額均於租期所涵蓋之會計期間內,按等額分期方式自收益表中扣除,惟另有一項基準更能反映由租賃資產所賺取之利益模式則除外。已收取之租賃優惠於收益表中確認,列作淨租金總額之一部份。或然租金會於產生之會計期間,自收益表中扣除。

(i) 攤銷及折舊

(i) 並無就未屆滿租期超過二十年之投資物業或永久業權土地作出折舊。

(ii) 折舊乃按其他固定資產之估計可使用期限,以下列方式沖銷其成本或估值:

- 租賃土地及樓宇按租約尚餘之年期以直線法折舊;
- 其他固定資產按其估計可使用期限以直線法折舊,詳情如下:

租賃物業裝修	按租約尚餘期限及五至六年之較短者為準
傢俬、裝置及設備	三至七年
通訊設備	六年
汽車	三至五年

1 主要會計政策(續)

(j) 資產減值

下列資產於每年之結算日均獲審閱,以確定是否有任何迹象顯示須作出減值及/或評估過往已作出之減值虧損撥備是否適當:

- 物業及設備(不包括按重估值列賬之物業);
- 於附屬公司、聯營公司及共同控制公司之投資(於附註1(c)及1(d)所述以公平值入賬者除外);及
- 商譽(不論最初是計入儲備或確認為資產)。

倘有跡象顯示須作出減值,則減值虧損按資產賬面值超過可收回款額之金額於收益表中確認。

(i) 計算可收回款額

資產之可收回款額乃以其售價或可使用價值之較高者為準。於評估使用價值時,估計未來現金流量會以除税前貼現率折算其現有價值,此貼現率應反映現有市場對金錢時間價值之評估及資產之特定風險。倘資產不能產生獨立現金流入,則可收回款額按該資產所屬能獨立產生現金流入之最小資產組合而釐定(即產生現金單位)。

(ii) 回沖減值虧損

就資產(不包括商譽)而言,倘用作釐定可收回款額之估計出現有利改變,則可回沖減值虧損。有關商譽之減值虧損,只有在預期導致損失之非經常性特別事項不會重複發生,及可收回款額之增加原因能清楚顯示與該特別事項之消失有關之情況下,方會作出回沖。

回沖減值虧損以資產假設於過往年度並無確認任何減值虧損而釐定之賬面值為限。回沖減值虧損會於確認回沖之年度計入收益表內。

1 主要會計政策(續)

(k) 存貨

存貨以成本及可變現淨值兩者之較低者列賬。

成本乃按先入先出基準計算,或(倘適用)以指定辨別基準,並包括所有採購成本及將存貨送往現址並達致現狀所產生之其他成本。

可變現淨值為日常業務過程中之估計售價減完成銷售所需之估計成本。

當存貨出售時,該等存貨之賬面值會於有關收益獲確認之期內確認為開支。任何存貨撇減至可變現淨值及所有存貨虧損,均於撇減或虧損產生之期間內確認為開支。因可變現淨值增加而產生之任何回沖存貨撇減額,均於回沖產生之期間內確認為減少存貨之開支。

(l) 現金等值

現金及現金等值包括銀行存款及現金、銀行及其他金融機構之活期存款,以及可隨時轉換為已知金額之短期高流性投資,其價值變動風險不大,並由購入起計三個月內到期。限期償還及構成本集團現金管理一部份之銀行透支亦被視為現金及現金等值,用作編製現金流量表。

(m) 僱員福利

(i) 薪金、年度花紅、有薪年假、假期及本集團非金錢福利之成本於本集團僱員提供相關服務之年度計提。如付款或結算金額予以遞延,而其影響屬重大,則按其現值列賬。

(ii) 根據香港《強制性公積金計劃條例》所規定之強制性公積金計劃及定額供款公積金計劃之供款,及根據有關國家規定而為海外僱員付出之退休金,均於產生時於收益表中確認為開支。

(iii) 當本集團授予僱員購股權以購買本公司股份,並無僱員福利成本或責任於授出日期確認。當僱員行使購股權時,股本將按所得款項而增加。

1 主要會計政策(續)

(n) 所得稅

(i) 本年度之所得稅項包括本期稅項及遞延稅項資產及負債之變動。除某些在股東權益內入賬的項目，其相關的稅項亦應記入股東權益外，其他本期稅項及遞延稅項資產及負債的變動則於綜合收益表本內確認。

(ii) 本期稅項是指預期就該年應課稅入息，按結算日已頒布或實質上已頒布的稅率計算的應付稅項，以及對過往年度應付稅項的調整。

(iii) 遞延稅項資產及負債是指由財務報表之資產及負債之賬面值及其課稅基礎值兩者間的差異而產生的暫時性可扣減或應課稅差額。遞延稅項資產還包括了尚未使用的稅務虧損及稅收抵免。

除若干有限的例外情況外，所有遞延稅項負債，以及所有預計可取得足夠應課稅盈利作扣減之遞延稅項資產，均予以確認。能支持確認因暫時性可扣減差額而引起的遞延稅項資產的預期應課稅盈利包括來自是年由暫時性應課稅差額轉回的應課稅盈利，惟有關的應課稅差額須關乎同一稅務機關向同一企業開徵，並且預期與暫時性可扣減差額於同一期間轉回，或與因遞延稅項資產所產生的稅項虧損可予撥回或結轉之期間轉回。在確定是年的暫時性應課稅差額是否支持確認因尚未使用的稅務虧損及抵免而產生的遞延稅項資產時，會採用相同的準則，即若應課稅差額乃關乎同一稅務機關及向同一企業開徵，並預期在稅務虧損或稅收抵免可撥回之期間轉回。

不能確認遞延稅項資產及負債的有限情況包括：不能扣稅的商譽；列為遞延收益的負商譽；首次確認而未有影響會計或稅務溢利的資產或負債(若非企業合併的一部份)；以及在投資附屬公司時產生之暫時差異。如為應課稅差異，本集團需能控制其轉回的時間以及預期在可見將來不會轉回。或如為可扣減差異，則預期在將來不會被轉回。

遞延稅項的數額是按資產及負債預期可能變現或結算的形式，就結賬日已頒布或實質上已頒布的稅率計算，遞延稅項資產及負債並不會調整至其貼現值。

1 主要會計政策(續)

(n) 所得税(續)

本集團於各結賬日評核遞延税項資產的賬面值，並在預期未能取得足夠應課税溢利作税務扣減之情況下作出減值調整。當本集團預期能取得足夠應課税溢利作税務扣減時，減值會被轉回。

由派發股息引起的額外所得税在有關股息的支付責任獲確立時確認。

(iv) 本期税項餘額及遞延税項餘額，以及其變動，均分別列載，並不互相抵銷。本期税項資產及負債和遞延税項的資產及負債不能互相抵銷，除非本公司或本集團擁有法律認可權力將本期税項資產沖銷本期税項負債，並附合以下條款：

- 就本期税項資產及負債而言，本公司或本集團預備支付其淨額，或同時間變現資產及結算負債；或

- 就遞延税項資產及負債而言，兩者需均由同一税務單位所徵收所得税項而產生，而且

  - 所得税項是向同一家應課税單位開徵的；或

  - 所得税項是向多家應課税單位開徵的，而集團預備，凡在日後預期結算重大遞延税項負債或變現重大遞延税項資產時，均以淨額形式支付以變現本期税項資產及結算本期税項負債，或同時結算遞延税項負債及變現遞延税項資產。

(o) 撥備及或然負債

當本公司或本集團有可能因過去事項引致法定或推定義務而須付出經濟利益以償責任，並能對此作可靠估計，便會就該等所涉時間及金額均不可確定之負債作出撥備。倘金錢時間值影響重大，則按履行責任所需開支之現值金額作撥備。

倘不大可能需要付出經濟利益，或不能對所涉及金額作可靠估計，則有關責任須披露為或然負債，除非經濟利益流失之可能性極微。視乎會否發生一項或多項未來事件才能確定產生之潛在責任，亦須披露為或然負債，除非經濟利益流出之可能性極微。

1 主要會計政策(續)

(p) 收益確認

倘經濟利益可能會流向本集團，及有關之收益及成本(倘適用)可準確計算，則收益會於收益表中確認，詳情如下：

(i) 批發及零售時裝及飾物

收益於貨品交付客人時，即客人接受貨品及所有權之相關風險及回報時予以確認。收益已扣減任何貿易折扣及銷售退貨。

(ii) 電訊服務

電訊服務包括提供電訊服務及推廣和分銷網絡卡。

提供電訊服務

來自電訊服務之收益，包括專利服務及網絡商業營運，乃按與國際電訊傳遞商同意之交易數據，於提供服務時確認，並以預計可收回之款額為限。

由若干國際電訊傳遞商收取之收益會受扣回機制所規限，據此，倘其後發放／轉駁電訊之國際電訊傳遞商未能分別向最終用戶／其他中間轉駁電訊傳遞商收取相關款額，則其或會追討收回已付之款額。於確認收益款額時，已計入實際及潛在回扣款項。

推廣和分銷網絡卡

推廣和分銷網絡卡之收益於提供服務以及本集團收取款項之權利確立時入賬。

(iii) 經營俱樂部

入會費於會籍申請獲接納及並無存在收取會費之重大不明朗因素時確認。年費按會籍之有關期間入賬。提供會所設施、飲食服務及其他服務之收益於送出貨物或提供服務時確認。

1 主要會計政策（續）

(p) 收益確認（續）

(iv) 顧問、管理及其他服務

提供顧問、管理及其他服務之收益於提供有關服務時，及本集團收取該款額之權利已獲確立時入賬。

(v) 股息

投資之股息收入於股東收取股息之權利獲確立時入賬。

(vi) 利息收入

銀行存款之利息收入乃按未償還本金及適用之利率，以時間比例計算。

(vii) 分租之租金收入

根據經營分租租約應收之租金收入，於租約期內之會計期間以同等分期數額於收益表入賬，惟除非以另一基準入賬更能代表從已出租資產所得之利益。已授予租戶之租賃獎勵視作為應收租金款項淨額之一部份於收益表入賬。或然租金於其產生之會計期間確認為收入。

(q) 外幣換算

年內之外幣交易均以交易日之滙率換算。以外幣為單位之貨幣性資產及負債均按結算日之滙率換算為港元。滙兑損益於收益表中列賬。

海外企業之業績按年內平均滙率換算；資產負債表項目則按結算日之滙率換算為港元。所得之滙兑差額則列作儲備變動。

出售海外企業時，有關海外企業之累計滙兑差額將計入出售時之溢利或虧損。

1 主要會計政策(續)

(r) 有關連人士

就本財務報表而言，若本集團能夠直接或間接控制另一方或重大影響該方之財務或經營決策，或相反地該方能夠直接或間接控制本集團或對本集團之財務及經營決策作出重要之影響，或本集團與另一方均受制於同一之監控或重大影響下，則該另一方即被視為關連人士。關連人士可為個別人士或公司。

(s) 分類呈報

分類乃指本集團可明顯區分之部份，包括按提供之產品及服務種類(業務分類)，或提供產品及服務之特定經濟環境(地區分類)劃分，個別分類均承擔及受惠於不同之風險及利益。

根據本集團之內部財務報表，本集團選擇業務分類資料為主要報告形式，而就本財務報表而言，地區分類資料則為次要報告形式。

分類收益、開支、業績、資產及負債，均包括直接劃分入該分類之項目或可合理劃分為該分類之項目。諸如分類資產可包括存貨、應收貿易款項、物業、廠房及設備。分類收益、開支、資產及負債，毋須先行扣除綜合賬目時須對銷之集團內分公司間結餘及交易，惟屬該集團企業同一分類之集團內分公司結餘及交易則除外。分類間之定價乃按給予其他集團外人士之相似條款而釐定。

分類資本開支乃指期內因收購預計可使用超過一段時間之分類資產(包括有形及無形資產)所產生之總成本。

未分配項目主要包括財務及公司資產、附息貸款、借款、公司及融資開支及少數股東權益。

2 營業額

本集團主要業務為批發及零售時裝及飾物、提供電訊服務(包括推廣和分銷網絡卡)、經營俱樂部、投資及財務管理。各項重要收益(已計入營業額中)如下：

	二零零三年 *千元*	二零零二年 *千元*
批發及零售時裝及飾物	**52,636**	—
電訊服務*	**50,606**	117,735
經營俱樂部	**20,647**	24,351
上市證券投資股息收入	**4,162**	40,696
非上市證券投資股息收入	**3,409**	—
利息收入	**7,140**	10,577
	138,600	193,359

* 一筆從最終轉駁電訊公司收回之款項25,572,000元，屬於過往年度所賺取之傳送量收益，已反映於提供電訊服務業務截至二零零三年十二月三十一日止年度之營業額中。由於未知能否收取該款項，因此並未於過往期間確認為收益。

3 其他收益及其他虧損淨額

	二零零三年 *千元*	二零零二年 *千元*
其他收益		
顧問服務費用	**1,015**	1,043
分租租金收入	**1,244**	—
管理費	**876**	—
豁免償還其他貸款之收益	**600**	—
其他	**761**	496
	4,496	1,539
其他虧損淨額		
證券投資之已變現及未變現虧損淨額	**(17,707)**	(90,057)
出售固定資產之虧損淨額	**(258)**	(56)
	(17,965)	(90,113)

4 經常業務除稅前虧損

經常業務除稅前虧損已扣除／(計入)下列各項：

	二零零三年 千元	二零零二年 千元
(a) 融資成本：		
銀行貸款及透支之利息	**969**	1,253
(b) 員工成本(包括董事酬金)：		
定額供款計劃之供款	**1,342**	1,060
薪金、工資及其他福利	**48,034**	43,346
	49,376	44,406
(c) 其他項目：		
已售存貨成本	**31,253**	3,982
折舊	**11,664**	13,077
核數師酬金	**2,025**	1,256
商譽攤銷	**267**	—
滙兑收益	**(671)**	(873)
重估土地及樓宇(虧絀撥回)／虧絀	**(9,699)**	15,038
土地及樓宇之經營租約租金		
－最低租金支出	**9,419**	4,354
－或然租金	**3,046**	—
聯營公司減值及未能收回聯營公司欠款之撥備撥回	**(171)**	(306)
固定資產之減值虧損	**3,600**	—
分租土地及樓宇之經營租約之租金收入減支出 (包括或然租金215,000元(二零零二年：零元))	**572**	—
(d) 包括於應佔聯營公司溢利減虧損：		
－商譽攤銷	**1,815**	1,815
－商譽減值虧損	**14,519**	—

5 於綜合收益表之所得稅

(a) 於綜合收益表之稅項包括：

	二零零三年 *千元*	二零零二年 *千元*
本年度稅項－香港利得稅撥備		
年內稅項	**3**	3
過往年度不足撥備	**—**	1
	3	4
本年度稅項－海外		
年內稅項	**115**	307
過往年度(超額)／不足撥備	**(7)**	1
	108	308
遞延稅項 ***(附註29(b))***	**—**	(7)
應佔聯營公司稅項	**—**	29
	111	334

於二零零三年三月，香港政府宣佈利得稅率由16%增加至17.5%，乃適用於本集團於香港經營之業務。此項增加已於編製本集團二零零三年財務報表時予以考慮。二零零三年香港利得稅之撥備乃按年內之估計應課稅溢利之17.5%(二零零二年：16%)計算。海外稅項乃按於有關司法權區適用之現行稅率計算。

5 於綜合收益表之所得税(續)

(b) 按適用税率計算之税項開支與會計虧損之對賬如下：

	二零零三年 千元	二零零二年 千元
除税前虧損	**(32,440)**	(119,101)
除税前虧損之名義税項，按有關司法權區適用税率計算	**(6,897)**	(19,885)
不能扣減費用之税務影響	**20,262**	51,095
毋須課税收益之税務影響	**(17,406)**	(43,843)
尚未確認之未動用税項虧損之税務影響	**6,933**	13,050
本年度運用過往年度税項虧損之税務影響	**(2,774)**	(85)
過往年度之(超額)／不足撥備	**(7)**	2
實際税項支出	**111**	334

6 董事酬金

根據香港《公司條例》第161節規定披露之董事酬金如下：

	二零零三年 千元	二零零二年 千元
袍金	**140**	140
已付執行董事之其他酬金：		
－薪金及其他酬金	**5,747**	7,166
－退休計劃供款	**36**	46
	5,923	7,352

於董事酬金中包括年內已付獨立非執行董事之袍金40,000元(二零零二年：40,000元)。

董事酬金介乎下列範圍：

	二零零三年 董事數目	二零零二年 董事數目
零元 - 1,000,000元	**5**	4
1,000,001元 - 1,500,000元	**—**	1
1,500,001元 - 2,000,000元	**1**	1
3,500,001元 - 4,000,000元	**1**	1

7 最高酬金之個別人士

於五名最高薪酬之個別人士中，其中兩名(二零零二年：三名)為董事，其酬金已於附註6披露。其餘三名(二零零二年：兩名)個別人士之酬金總額如下：

	二零零三年 千元	二零零二年 千元
薪金及其他酬金	**3,274**	2,429
退休計劃供款	**34**	24
	3,308	2,453

三名(二零零二年：兩名)最高薪酬之個別人士之酬金介乎下列範圍：

	二零零三年 人數	二零零二年 人數
500,001元 - 1,000,000元	**2**	—
1,000,001元 - 1,500,000元	**1**	2

8 股東應佔虧損

股東應佔綜合虧損包括已於本公司財務報表中處理之虧損35,238,000元(二零零二年：119,072,000元)。

9 每股虧損

(a) 每股基本虧損

每股基本虧損乃根據年內股東應佔虧損34,069,000元(二零零二年：119,435,000元)及兩年內已發行普通股1,650,658,000股計算。

(b) 每股攤薄虧損

由於悉數行使尚未行使之購股權將會對每股虧損造成反攤薄效應，故此截至二零零三年及二零零二年十二月三十一日止年度之每股攤薄虧損與每股基本虧損相同。

10 會計政策之變更

於往年度，遞延税項負債乃以負債法，就會計及税務處理收益及支出而產生之所有重大時差，按可能於可預見未來變現之税項影響作出撥備。遞延税項資產僅在毫無疑問可實現時予以確認。由二零零三年一月一日起，為符合香港會計師公會發出之《會計實務準則》第12號(經修訂)之規定，本集團採納了新遞延税項會計政策（載於附註1(n)）。採納新會計政策對本集團本年度及以往年度之業績及結算日之資產淨值並無重大影響。

11 分類呈報

分類資料乃根據本集團之業務及地區分類呈列。由於業務分類資料更適合本集團內部財務呈報，因此業務分類資料被揀選為主要呈報形式。

業務分類

本集團之主要業務類別如下：

批發及零售時裝及飾物： 買賣時裝及飾物

電訊服務： 提供電訊服務以及推廣和分銷網絡卡

經營俱樂部： 提供康樂設施及飲食服務

投資及財務管理： 持有及買賣投資以獲短期及長期投資回報及財務管理

電子商貿技術： 提供電子商貿技術

11 分類呈報(續)

業務分類(續)

	批發及零售時裝及飾物		電訊服務		經營俱樂部		投資及財務管理		電子商貿技術		綜合總額	
	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年	二零零三年	二零零二年
	千元	千元	千元	千元	千元	千元	千元	千元	千元	千元	千元	千元
源自外來客戶之營業額	52,636	–	50,606	117,735	20,647	24,351	14,711	51,273	–	–	138,600	193,359
其他收益	2,245	–	1,062	1,043	446	439	743	57	–	–	4,496	1,539
分類收益	54,881	–	51,668	118,778	21,093	24,790	15,454	51,330	–	–	143,096	194,898
分類業績	3,745	–	4,922	(2,341)	(8,357)	(9,138)	(19,596)	(56,120)	–	(428)	(19,286)	(68,027)
其他集團開支											(2,412)	(2,991)
重估土地及樓宇虧絀撥回/(虧絀)											9,699	(15,038)
經營虧損											(11,999)	(86,056)
融資成本											(969)	(1,253)
應佔聯營公司溢利減虧損	–	–	–	–	(338)	–	(19,134)	(1,792)	–	–	(19,472)	(1,792)
商譽減值虧損											–	(30,000)
所得稅											(111)	(334)
少數股東權益											(1,518)	–
股東應佔虧損											(34,069)	(119,435)
年內折舊及攤銷	678	–	5,338	6,698	5,417	5,806	498	573	–	–	11,931	13,077
年內減值虧損	–	–	3,600	–	–	–	–	–	–	–	3,600	–
重大非現金開支(不包括折舊及攤銷)	–	–	262	12	–	–	32,800	92,053	–	–	33,062	92,065
分類資產	96,986	–	18,116	67,914	160,981	157,524	819,830	841,087	–	128	1,095,913	1,066,653
於聯營及共同控制公司之投資	2,127	–	–	–	5,886	–	9,140	29,121	–	–	17,153	29,121
未分配資產											3,931	3,600
資產總額											1,116,997	1,099,374
分類負債	45,253	–	64,856	76,369	20,799	22,899	2,478	3,348	–	–	133,386	102,616
未分配負債											72,300	52,244
負債總額											205,686	154,860
年內之資本開支:												
－有關投資	–	–	754	–	6,224	–	–	63,222	–	–	6,978	63,222
－有關固定資產	3,653	–	446	166	108	518	22	–	–	–	4,229	684
	3,653	–	1,200	166	6,332	518	22	63,222	–	–	11,207	63,906

11 分類呈報（續）

地區分類

本集團之業務乃於全球經營，惟集中於六個主要經濟環境經營業務。

按地區分類基礎呈報之資料，分類收益主要為按客戶所處地區而分類。分類資產及資本開支為根據資產所處地區而分類。

	源自外來客戶之收益		分類資產	
	二零零三年	二零零二年	二零零三年	二零零二年
	千元	千元	千元	千元
香港	**82,443**	72,865	**941,723**	887,482
中國（香港除外）	**2,836**	4,042	**79,574**	85,825
日本	**922**	29,128	**—**	—
其他亞太地區	**3,271**	6,759	**35,104**	41,110
歐洲	**13,396**	50,813	**2,563**	431
北美洲	**35,689**	24,414	**58,033**	84,526
其他	**43**	5,338	**—**	—
	138,600	193,359	**1,116,997**	1,099,374

	投資之資本開支		固定資產之資本開支	
	二零零三年	二零零二年	二零零三年	二零零二年
	千元	千元	千元	千元
香港	**—**	29,564	**3,783**	184
中國（香港除外）	**6,978**	—	**163**	360
日本	**—**	—	**—**	—
其他亞太地區	**—**	29,767	**283**	121
歐洲	**—**	—	**—**	19
北美洲	**—**	3,891	**—**	—
其他	**—**	—	**—**	—
	6,978	63,222	**4,229**	684

12 固定資產

(a) 本集團

	土地及樓宇	租賃物業裝修	傢俬、裝置及設備	通訊設備	汽車	小計	投資物業	總額
	千元	千元	千元	千元	千元	千元	千元	千元
成本或估值：								
於二零零三年一月一日	150,000	2,236	16,356	38,948	2,513	210,053	3,600	213,653
滙兑調整	—	—	1,655	1,186	41	2,882	—	2,882
添置：								
一透過收購附屬公司	4,300	—	42,132	—	1,908	48,340	—	48,340
一其他	—	—	4,093	173	—	4,266	—	4,266
重估盈餘	9,754	—	—	—	—	9,754	—	9,754
減：累計折舊撇銷	(4,754)	—	—	—	—	(4,754)	—	(4,754)
出售	—	(565)	(14,443)	(3,172)	—	(18,180)	—	(18,180)
於二零零三年十二月三十一日	**159,300**	**1,671**	**49,793**	**37,135**	**4,462**	**252,361**	**3,600**	**255,961**
代表：								
成本	—	1,671	49,793	37,135	4,462	93,061	—	93,061
於二零零三年十二月三十一日之估值	159,300	—	—	—	—	159,300	3,600	162,900
	159,300	**1,671**	**49,793**	**37,135**	**4,462**	**252,361**	**3,600**	**255,961**
累計折舊：								
於二零零三年一月一日	—	823	13,895	31,820	2,150	48,688	—	48,688
滙兑調整	—	—	1,198	1,054	49	2,301	—	2,301
本年計提	4,754	535	2,217	3,856	302	11,664	—	11,664
收購附屬公司	—	—	36,285	—	1,775	38,060	—	38,060
減值虧損	—	—	93	3,507	—	3,600	—	3,600
重估撥回	(4,754)	—	—	—	—	(4,754)	—	(4,754)
出售撥回	—	(383)	(14,430)	(3,102)	—	(17,915)	—	(17,915)
於二零零三年十二月三十一日	—	**975**	**39,258**	**37,135**	**4,276**	**81,644**	—	**81,644**
賬面淨值：								
於二零零三年十二月三十一日	**159,300**	**696**	**10,535**	—	**186**	**170,717**	**3,600**	**174,317**
於二零零二年十二月三十一日	150,000	1,413	2,461	7,128	363	161,365	3,600	164,965

12 固定資產(續)

(a) 本集團(續)

減值虧損

於二零零三年，本集團重組電訊業務，導致通訊設備及若干傢俬及設備停止使用。因此，根據該等資產各自為數零元之估計售價淨額，其賬面值獲撇減3,600,000元(包括於其他經營費用中)。

(b) 本公司

	土地及樓宇	傢俬、裝置及設備	小計	投資物業	總額
	千元	*千元*	*千元*	*千元*	*千元*
成本或估值：					
於二零零三年一月一日	100,000	3	100,003	3,600	103,603
重估盈餘	7,198	—	7,198	—	7,198
減：累計折舊撇銷	(2,198)	—	(2,198)	—	(2,198)
於二零零三年十二月三十一日	**105,000**	**3**	**105,003**	**3,600**	**108,603**
代表：					
成本	—	3	3	—	3
於二零零三年十二月三十一日之估值	105,000	—	105,000	3,600	108,600
	105,000	**3**	**105,003**	**3,600**	**108,603**
累計折舊：					
於二零零三年一月一日	—	2	2	—	2
本年計提	2,198	—	2,198	—	2,198
重估撥回	(2,198)	—	(2,198)	—	(2,198)
於二零零三年十二月三十一日	**—**	**2**	**2**	**—**	**2**
賬面淨值：					
於二零零三年十二月三十一日	**105,000**	**1**	**105,001**	**3,600**	**108,601**
於二零零二年十二月三十一日	100,000	1	100,001	3,600	103,601

12 固定資產(續)

(c) 物業之賬面淨值分析如下:

	本集團		本公司	
	二零零三年	二零零二年	二零零三年	二零零二年
	千元	千元	千元	千元
於香港之中期租約	**112,900**	103,600	**108,600**	103,600
於中華人民共和國之中期租約	**50,000**	50,000	**—**	—
	162,900	153,600	**108,600**	103,600

(d) 本集團及本公司之投資物業,由獨立專業估值師行戴德梁行有限公司於二零零三年十二月三十一日按公開市場價值重估。於本年度及過往年度,並無投資物業之重估盈餘或虧絀撥入收益表中計算。

(e) 本集團及本公司持有作自用之土地及樓宇,由獨立專業估值師行戴德梁行有限公司及威格斯資產評估顧問有限公司於二零零三年十二月三十一日按公開市場價值重估。本集團之重估盈餘9,754,000元(二零零二年:零元)當中,9,699,000元(二零零二年:15,038,000元重估虧拙淨額)已計入(二零零二年:扣除)綜合收益表並包括於其他經營費用當中。餘下55,000元之重估盈餘,扣除22,000元之少數股東權益所佔部份後,餘額33,000元(二零零二年:零元)已轉撥往重估儲備。本公司之重估盈餘7,198,000元(二零零二年:17,419,000元虧絀)已計入(二零零二年:扣除)收益表。

倘以上土地及樓宇按成本減累計折舊列賬,本集團及本公司於二零零三年十二月三十一日持有作自用之土地及樓宇之賬面值,分別為133,042,000元(二零零二年:136,324,000元)及33,713,000元(二零零二年:34,488,000元)。

13 商譽

	本集團
	千元
成本：	
於二零零三年一月一日	—
因收購附屬公司而增加 *(附註32)*	7,051
因收購業務而增加	1,883
於二零零三年十二月三十一日	**8,934**
累計攤銷：	
於二零零三年一月一日	—
本年度攤銷	267
於二零零三年十二月三十一日	**267**
賬面值：	
於二零零三年十二月三十一日	**8,667**
於二零零二年十二月三十一日	—

本年度計提之攤銷已列入綜合收益表之其他經營費用。

14 於附屬公司之權益

	本公司	
	二零零三年	二零零二年
	千元	*千元*
非上市股份，按成本值	**12,700**	12,700
應收附屬公司之款項	**1,139,989**	1,070,758
	1,152,689	1,083,458
減：減值虧損	**(978,146)**	(914,352)
	174,543	169,106

主要附屬公司之詳情載於第66及第67頁。

15 於聯營公司之權益

	本集團		本公司	
	二零零三年	二零零二年	二零零三年	二零零二年
	千元	*千元*	*千元*	*千元*
非上市股份，按成本值	**—**	—	**1**	1
應佔資產淨值	**18,686**	13,473	**—**	—
商譽	**14,519**	16,334	**—**	—
給予一間聯營公司之貸款	**2,730**	—	**—**	—
應收聯營公司之款項	**8,609**	9,627	**555**	1,402
	44,544	39,434	**556**	1,403
減：減值虧損	**(27,391)**	(10,313)	**—**	—
	17,153	29,121	**556**	1,403

於二零零三年十二月三十一日，本集團持有紀梵希中國有限公司(「紀梵希中國」) 29.4%實際權益。紀梵希中國於香港註冊成立，主要從事時裝及飾物買賣。

本集團於紀梵希中國之權益乃透過本集團於二零零三年十月十二日收購附屬公司而持有，並將於日後按約2,127,000元之代價出售，此代價乃根據一家附屬公司與紀梵希中國之主要股東訂立之一份股東協議所釐定。因此，該項投資並非以權益會計法入賬，而按二零零三年十二月三十一日之公平值列賬。

給予一家聯營公司之貸款為無抵押、按年息2.5厘計息且無固定還款期。

主要聯營公司之詳情載於第68頁。

16 於共同控制公司之權益

	本集團	
	二零零三年	二零零二年
	千元	千元
應佔負資產淨額	**(17,913)**	(17,913)
應收共同控制公司之款項	**36,141**	36,141
	18,228	18,228
減：減值虧損	**(18,228)**	(18,228)
	—	—

主要共同控制公司之詳情載於第68頁。

17 其他非流動金融資產

	本集團	
	二零零三年	二零零二年
	千元	千元
投資證券		
於香港以外地區上市之股本證券	**2,236**	2,236
非上市股本證券	**21,660**	54,460
	23,896	56,696
其他證券		
於香港以外地區上市之股本證券	**33,420**	25,066
非上市股本證券	**34,581**	26,801
	68,001	51,867
	91,897	108,563
上市證券之市值	**38,312**	34,295

18 短期投資

	本集團		本公司	
	二零零三年	二零零二年	二零零三年	二零零二年
	千元	*千元*	*千元*	*千元*
持有作買賣用途之證券(按市值)				
於香港上市之股本證券	**108,821**	102,082	**106,328**	100,044

持有作買賣用途之證券包括中華汽車有限公司(於香港註冊成立)每股面值2元之普通股，並載列如下：

	本集團		本公司	
	二零零三年	二零零二年	二零零三年	二零零二年
	千元	*千元*	*千元*	*千元*
中華汽車有限公司普通股之市值	**100,874**	97,553	**100,272**	96,970
所有權之百分比	**4.5%**	4.5%	**4.5%**	4.5%

19 存貨

	本集團	
	二零零三年	二零零二年
	千元	*千元*
持有作轉售商品		
一批發及零售時裝及飾物	**29,108**	—
一電訊服務	**908**	—
食物及飲品		
一經營俱樂部	**325**	368
	30,341	368

存貨包括已扣除一般撥備，並按成本及估計可變現淨值兩者之較低者列賬之持有作轉售商品，為數29,108,000元(二零零二年：零元)。

20 應收賬款及其他應收款項

	本集團		本公司	
	二零零三年	二零零二年	二零零三年	二零零二年
	千元	千元	千元	千元
應收賬款	**13,474**	13,647	**—**	—
按金、預繳款項及其他應收款項	**34,709**	59,516	**1,733**	31,527
	48,183	73,163	**1,733**	31,527

按金、預繳款項及其他應收款項包括一筆借予第三者為數13,180,000元(二零零二年：14,448,000元)之短期貸款。於二零零二年十二月三十一日，因收購兩家公司股本權益而支付之按金為37,344,000元。於二零零三年，7,780,000元已於收購完成後重新分類為其他非流動金融資產，而餘額29,564,000元則退回本集團。

按金、預繳款項及其他應收款項包括總額2,602,000元(二零零二年：75,000元)預期一年後收回之款額。

應收賬款包括應收賬款(扣除呆壞賬撥備)，其賬齡分析如下：

	本集團	
	二零零三年	二零零二年
	千元	千元
0 - 1個月	**6,171**	3,065
2 - 3個月	**2,002**	4,394
3個月以上	**5,301**	6,188
	13,474	13,647

本集團與貿易客戶維持一套既定信貸政策，按業務給予不同信貸期。在給予信貸期時，會考慮個別客戶之財務能力及與其之經商年期。主要應收款項均定期經評估。

21 已抵押存款

本公司將為數6,110,000美元（二零零二年：6,110,000美元）之定期存款抵押予銀行，作為6,110,000美元（二零零二年：6,110,000美元）短期貸款及其他一般銀行融資之抵押。

22 現金及現金等值

	本集團		本公司	
	二零零三年	二零零二年	二零零三年	二零零二年
	千元	千元	千元	千元
於銀行及其他金融機構之定期存款	**552,642**	538,137	**552,642**	538,137
銀行存款及現金	**34,880**	35,439	**3,230**	9,797
	587,522	573,576	**555,872**	547,934

23 應付賬款及其他應付款項

所有應付賬款及其他應付款項均於一個月內到期或於接獲通知時償還。

24 銀行貸款－已抵押

	本集團	
	二零零三年	二零零二年
	千元	千元
銀行貸款	**46,680**	46,680

銀行貸款6,000,000美元乃以定期存款作抵押，並須於接獲通知時償還。

於二零零三年十二月三十一日後，本集團已悉數償還銀行貸款，詳情載於附註36。

25 債券

債券持有人可以成為顯達鄉村俱樂部(「俱樂部」)之會員，在債券未贖回期間及符合俱樂部規章及細則之條件下，可享用俱樂部設施而免交月費。於二零零三年十二月三十一日，本集團之債券於下列期間贖回：

	二零零三年 *千元*	二零零二年 *千元*
一年內	**900**	4,540
於第二年	**954**	480
於第三年至第五年	**8,190**	6,744
	9,144	7,224
	10,044	11,764

所有可贖回債券均為免息，並可在本集團同意下於期滿時續期。

26 其他貸款－無抵押

應付一間附屬公司一名少數股東之貸款，該貸款為無抵押、免息及須在接獲通知時償還。

27 僱員退休福利

(a) 定額供款公積金計劃(「公積金計劃」)

公積金計劃由獨立受託人管理。根據公積金計劃，本集團與僱員分別按僱員之基本薪金之5%為該計劃每月作出供款，任何被放棄之供款及應計利息均用作減低僱主供款。截至二零零三年十二月三十一日止年度，本集團之公積金供款淨額為302,000元(二零零二年：201,000元)，於收益表內支銷。此供款淨額已扣除於本年度內被放棄之僱主供款總額為數42,000元(二零零二年：零元)。

(b) 強制性公積金計劃(「強積金計劃」)

強積金計劃於二零零零年十二月根據《香港強制性公積金條例》成立。所有新聘請之香港僱員將參加強積金計劃。根據強積金計劃，本集團及僱員須分別按每個僱員有關收入(上限為20,000元)之5%作出供款。截至二零零三年十二月三十一日止年度，本集團之強制性公積金供款為972,000元(二零零二年：728,000元)，於收益表內支銷。

28 購股權計劃

為符合上市規則之經修訂第17章之規定，本公司於二零零二年六月十四日舉行之股東特別大會上，本公司股東正式批准終止於一九九七年十二月三十日採納之購股權計劃(「舊計劃」)，並採納一項新購股權計劃(「新計劃」)。新計劃之主要條款概要已以通函於二零零二年五月二十八日寄發予本公司股東。所有新購股權將根據新計劃之條款及條件授出。迄今，並無根據新計劃授出購股權。

所有根據舊計劃授出之尚未行使購股權仍然有效，並可根據該舊計劃之條文行使。

(a) 購股權變動

	二零零三年 數目	二零零二年 數目
於一月一日	**3,638,000**	9,256,000
失效	**(2,318,000)**	(5,618,000)
於十二月三十一日	**1,320,000**	3,638,000
於十二月三十一日已歸屬於持有人之購股權	**1,320,000**	3,638,000

28 購股權計劃（續）

(b) 於結算日未到期及尚未行使購股權之年期

授出日期	行使價	二零零三年 數目	二零零二年 數目
一九九九年十月十一日	1.528元	**636,000**	636,000
一九九九年十月二十二日	1.530元	**300,000**	300,000
一九九九年十二月一日	1.804元	**96,000**	144,000
二零零零年三月二十七日	1.900元	—	1,950,000
二零零零年八月一日	0.630元	**288,000**	408,000
二零零零年九月十八日	0.670元	—	200,000
		1,320,000	3,638,000

此等購股權可於二零零七年十二月二十九日前行使。

按目前本公司之股本架構，悉數行使剩餘之購股權，將導致發行1,320,000股每股0.01元之額外普通股，總代價約為1,785,000元。

29 資產負債表內之所得稅

(a) 綜合資產負債表內之本年度稅項：

	二零零三年 千元	二零零二年 千元
(i) 可退回稅項	**331**	—
(ii) 應付稅項		
本年度香港利得稅撥備	**3**	3
本年度海外稅項撥備	**115**	307
已付香港利得稅	**(3)**	(1)
已付海外稅項	**(74)**	(275)
過往年度稅項撥備結餘	**5,455**	5,440
	5,496	5,474

29. 資產負債表內之所得稅(續)

(b) 已確認遞延稅項資產及負債

(i) 本集團

於綜合資產負債表內已確認之遞延稅項(資產)／負債項目以及於年內之變動如下：

	折舊免稅額超出相關折舊	稅務虧損	總額
	千元	千元	千元
遞延稅項產生自：			
於二零零二年一月一日			
一如前呈報	175	(80)	95
一前期調整 *(附註10)*	2,361	(2,361)	—
一重列	2,536	(2,441)	95
滙兌差額	1	—	1
(計入收益表)／自收益表扣除	(345)	338	(7)
於二零零二年十二月三十一日(重列)	2,192	(2,103)	89
於二零零三年一月一日			
一如前呈報	89	—	89
一前期調整 *(附註10)*	2,103	(2103)	—
一重列	2,192	(2,103)	89
滙兌差額	28	—	28
(計入收益表)／自收益表扣除	(455)	455	—
於二零零三年十二月三十一日	**1,765**	**(1,648)**	**117**

29. 資產負債表內之所得稅(續)

(b) 已確認遞延稅項資產及負債(續)

(ii) 本公司

於資產負債表內已確認之遞延稅項(資產)/負債項目以及於年內之變動如下:

	折舊免稅額超出相關折舊	稅務虧損	總額
	千元	*千元*	*千元*
遞延稅項產生自:			
於二零零二年一月一日			
一如前呈報	—	—	—
一前期調整 *(附註10)*	1,053	(1,053)	—
一重列	1,053	(1,053)	—
自收益表扣除/(計入收益表)	102	(102)	—
於二零零二年十二月三十一日(重列)	1,155	(1,155)	—
於二零零三年一月一日			
一如前呈報	—	—	—
一前期調整 *(附註10)*	1,155	1,155	—
一重列	1,155	(1,155)	—
自收益表扣除/(計入收益表)	217	(217)	—
於二零零三年十二月三十一日	**1,372**	**(1,372)**	**—**

	本集團		本公司	
	二零零三年	二零零二年	二零零三年	二零零二年
	千元	*千元*	*千元*	*千元*
於資產負債表確認之遞延稅項負債淨額	**117**	89	**—**	—

29. 資產負債表內之所得稅(續)

(c) 未確認遞延稅項資產

未就以下項目確認之遞延稅項資產：

	本集團		本公司	
	二零零三年	二零零二年	二零零三年	二零零二年
	千元	*千元*	*千元*	*千元*
		(重列)		*(重列)*
可扣減之暫時差異	**(1,438)**	(352)	—	—
稅務虧損	**(58,048)**	(44,963)	**(19,805)**	(21,956)
	(59,486)	(45,315)	**(19,805)**	(21,956)

根據現行稅務法例，可扣減之暫時差異及稅務虧損並無過期。

30 股本

	二零零三年		二零零二年	
	股份數目		股份數目	
	千股	*千元*	*千股*	*千元*
法定：				
每股面值0.01元之普通股	**100,000,000**	**1,000,000**	100,000,000	1,000,000
已發行及繳足：				
於一月一日	**1,650,658**	**16,507**	1,650,658	825,329
股本削減 *(附註30(a)及附註31)*	—	—	—	(808,822)
於十二月三十一日	**1,650,658**	**16,507**	1,650,658	16,507

30 股本（續）

於二零零二年，股東於二零零二年七月十一日之股東特別大會批准一項股本重組計劃，並其後獲香港特別行政區高等法院（「法院」）於二零零二年八月六日頒命確認。股本重組計劃之詳情如下：

(a) 本公司之法定股本由1,000,000,000元（分為2,000,000,000股每股面值0.50元之普通股）減至20,000,000元（分為2,000,000,000股每股面值0.01元之普通股）。該項削減是透過註銷於二零零二年八月六日（即法院聆訊呈請日期）之已發行普通股1,650,658,676股每股中之已繳足股本0.49元，及削減本公司所有已發行及未發行普通股之面值，由每股普通股0.50元減至0.01元；及

(b) 於該削減股本生效後：

  (i) 本公司藉增設額外98,000,000,000股每股面值0.01元之普通股，使法定股本增加至其原本金額1,000,000,000元；及

  (ii) 增設一項相等於上述削減股本之特殊儲備（誠如上文(a)所詳述），即808,822,751元。該儲備不得視為已變現溢利及倘本公司仍為一間上市公司，須視為不可分派儲備。然而，特殊儲備之金額可藉因發行股份以換取現金或其他新代價，或在將可分派儲備資本化所產生之本公司已發行股本或股份溢價之任何增加總額而減少。

31 儲備

(a) 本集團

	股份溢價	資本贖回儲備	特殊儲備	滙兑儲備	商譽儲備	重估儲備	累計虧損	總額
	千元	千元	千元	千元	千元	千元	千元	千元
於二零零二年一月一日	1,189,721	478	—	790	(30,000)	—	(952,754)	208,235
滙兑差額	—	—	—	385	—	—	—	385
股本削減 *(附註30)*	—	—	808,822	—	—	—	—	808,822
商譽減值虧損	—	—	—	—	30,000	—	—	30,000
本年度虧損	—	—	—	—	—	—	(119,435)	(119,435)
於二零零二年十二月三十一日	1,189,721	478	808,822	1,175	—	—	(1,072,189)	928,007
於二零零三年一月一日	1,189,721	478	808,822	1,175	—	—	(1,072,189)	928,007
滙兑差額	—	—	—	833	—	—	—	833
重估盈餘	—	—	—	—	—	33	—	33
本年度虧損	—	—	—	—	—	—	(34,069)	(34,069)
於二零零三年十二月三十一日	**1,189,721**	**478**	**808,822**	**2,008**	**—**	**33**	**(1,106,258)**	**894,804**

本集團之累計虧損,包括聯營公司保留之溢利227,000元(二零零二年:溢利328,000元)。

(b) 本公司

	股份溢價	特殊儲備	資本贖回儲備	累計虧損	總額
	千元	千元	千元	千元	千元
於二零零二年一月一日	1,189,721	—	478	(952,164)	238,035
股本削減 *(附註30)*	—	808,822	—	—	808,822
本年度虧損	—	—	—	(119,072)	(119,072)
於二零零二年十二月三十一日	1,189,721	808,822	478	(1,071,236)	927,785
於二零零三年一月一日	1,189,721	808,822	478	(1,071,236)	927,785
本年度虧損	—	—	—	(35,238)	(35,238)
於二零零三年十二月三十一日	**1,189,721**	**808,822**	**478**	**(1,106,474)**	**892,547**

32. 收購附屬公司

於二零零三年十月十二日，本集團以現金33,000,000元收購Kenmure Limited及其附屬公司60%權益。

	二零零三年 *千元*
收購之資產淨值	
固定資產	**10,280**
於聯營公司之權益	**2,127**
存貨	**41,000**
應收賬款及其他應收款項	**18,874**
應收聯營公司款項	**1,113**
可退回税項	**331**
現金及現金等值	**42,253**
應付賬款及其他應付款項	**(67,516)**
銀行貸款	**(2,948)**
應付聯營公司款項	**(2,265)**
少數股東權益	**(17,300)**
確認資產及負債淨值	**25,949**
於綜合賬目時產生之商譽 *(附註13)*	**7,051**
已支付現金收購總額	**33,000**

收購附屬公司之現金流入淨額分析如下：

現金代價	**(33,000)**
收購附屬公司之現金及現金等值	**42,253**
收購附屬公司之現金流入淨額	**9,253**

33 承擔

(a) 經營租約

(i) 經營租約承擔

於二零零三年十二月三十一日，不可撤銷之經營租約之未來最低租金支出總額如下：

	本集團		本公司	
	二零零三年	二零零二年	二零零三年	二零零二年
	千元	*千元*	*千元*	*千元*
一年內	**23,672**	1,312	**1,986**	880
一年後至五年內	**25,946**	87	**609**	—
	49,618	1,399	**2,595**	880

本集團以經營租約租賃多項物業。該等租賃之年期一般為一至五年，其中部份於租賃期滿時有權以重新商討之條款續訂租約。若干租約包括按租戶銷售收入不同百分比計算之或然租金。

(ii) 未來經營租約租金收入

於二零零三年十二月三十一日，本集團根據不可撤銷之經營租約，未來最低之應收分租租金為5,339,000元(二零零二年：零元)。

(b) 收購股本權益

於二零零二年，本公司一全資附屬公司與若干第三方訂立一份協議，按其中載列之條款和條件，於上海組成一間俱樂部及娛樂業務管理公司(「上海公司」)。於二零零三年，該附屬公司認購上海公司20%股份，代價為1,600,000美元。於二零零三年十二月三十一日，該附屬公司承諾於二零零五年四月七日之前支付餘額800,000美元。

(c) 其他承擔

於二零零三年十二月三十一日，根據一份由本公司代表顯達鄉村俱樂部有限公司與一中國合營企業夥伴訂立一項關於上海顯達鄉村俱樂部有限公司(「上海顯達」)之合作經營企業協議及於二零零二年九月二日簽訂之補充協議，本公司承諾由二零零一年至二零零八年及由二零零九年至二零二二年，向中國合營企業夥伴支付上海顯達每年應分派予該中國合營企業夥伴溢利，分別少於人民幣1,650,000元及268,000美元之任何不足數額。年內，上海顯達之經營乃分包予本集團擁有20%權益之上海公司。根據於二零零三年六月十六日簽訂之承包經營合同，上海公司已承諾於二零零三年七月一日至二零一六年六月三十日之分包期間，支付任何該等應付中國合營企業夥伴之款項。除已於本財務報表內之撥備，於二零零三年十二月三十一日，本公司直至二零二二年十二月二十七日應付中國合營企業夥伴之最高金額為36,966,000元，而其中23,413,000元預期由上海公司承擔。

34 或然負債

於二零零三年十二月三十一日，本集團之或然負債涉及以下各項：

(a) 於二零零二年三月，一間附屬公司之其中一家電訊內容供應商透過其律師，向該附屬公司申索賠償1,500,000美元(因該附屬公司對該內容供應商所提供之服務所採用結算率有變而產生)。該申索人亦爭議過去所提供之傳送量，並聲稱少收最少2,736,125美元。

管理層已研究該等指稱，並就該附屬公司之法律權利和責任尋求法律意見。獲取意見後，該附屬公司已能夠反駁大部份指稱，並作出6,214,708美元之反申償，向該內容供應商要求退回墊款總額，包括壞賬及在調節傳送量及其他相關項目時產生之差額。

管理層認為，產生任何虧損之機會不大，因此並無於財務報表內就該等索償作任何撥備。

(b) 於截至二零零三年十二月三十一日止年度內，本公司簽立公司擔保，作為若干附屬公司獲授6,110,000美元(二零零二年：6,110,000美元)之一般銀行信貸及一間附屬公司應付租金101,000元(二零零二年：264,000元)之部份抵押。

35 重大關連人士交易

(a) 年內，本公司向一間聯營公司收取利息收入42,000元(二零零二年：138,000元)。

(b) 於二零零三年五月二十八日，本公司與一家由本公司一名主要股東控制之公司重續租賃協議。於截至二零零三年十二月三十一日止年度內，根據已屆滿及重續之協議，應付之租金支出為2,166,000元(二零零二年：2,843,000元)。該租約之條款乃按公平原則磋商基準釐定。

(c) 年內，本集團向一家公司支付顧問費312,000元(二零零二年：零元)，本集團一附屬公司之一名董事之配偶擁有該公司之控股權益。

(d) 本集團與一家聯營公司簽訂協議，分租一間店舖及提供店舖管理服務，並已分別收取分租租金及管理收入664,000元(二零零二年：零元)及420,000元(二零零二年：零元)。

36 結算日後事項

於二零零三年十二月三十一日後，本集團一家附屬公司悉數償還銀行貸款46,680,000元(6,000,000美元)。因此，為取得該銀行貸款而抵押之本公司固定存款，已減低相等之款額。

37 比較數字

年內，董事已重新評估一項投資證券之投資目標，該投資證券主要經營電訊業務，及於二零零二年被分類為電訊服務分類項下。由於本集團之投資目標為投資控股性質，故董事認為披露該項投資於投資及財務管理分類項下更為合適。

因此，上年度款額達54,460,000元之投資證券，已由電訊服務分類被重新分類為投資及財務管理分類，以與本年度之呈報一致。

集團架構

(a) 於二零零三年十二月三十一日之主要附屬公司詳情如下：

公司名稱	註冊成立／營運地點*	已發行繳足股本	所有權之百分比 本集團之實際權益	 本公司所持權益	 附屬公司所持權益	主要業務
Asia Pacific Telecommunications Limited	香港	普通股 2,000港元	100%	—	100%	提供電訊服務
姿寶貿易有限公司	香港	普通股 4,500,000港元	60%	—	60%	零售及批發時裝及飾物
e-New Media Technology Limited	英屬處女群島／香港	普通股 1美元	100%	100%	—	投資控股
e-Media (Asia) Limited	開曼群島／香港	普通股 1美元	100%	100%	—	投資控股
e-Media Telecom Limited	英屬處女群島／香港	普通股 1美元	100%	—	100%	投資控股
ENM Investments Limited	開曼群島／香港	普通股 1美元	100%	100%	—	投資控股
顯達鄉村俱樂部有限公司	香港	普通股 10,000,000港元	100%	100%	—	俱樂部管理
Jackpot International Business Inc.	英屬處女群島／香港	普通股 1美元	100%	—	100%	投資控股
Kenmure Limited	香港	普通股 55,000,000港元	60%	—	60%	投資控股
獅龍有限公司	英屬處女群島／香港	普通股 1美元	100%	—	100%	投資控股
New Media Corporation	開曼群島／香港	普通股 2,227,280美元	100%	—	100%	投資控股
安寧聲訊股份有限公司	台灣	普通股 2,000,000新台幣	100%	—	100%	提供電訊服務

* 若不同於註冊成立地點

(a) 於二零零三年十二月三十一日之主要附屬公司詳情如下：(續)

			所有權之百分比			
公司名稱	註冊成立／營運地點*	已發行繳足股本	本集團之實際權益	本公司所持權益	附屬公司所持權益	主要業務
Powerbridge Limited	英屬處女群島／香港	普通股 600,000美元	75%	—	75%	投資控股
Richtime Management Limited	英屬處女群島／香港	普通股 1美元	100%	—	100%	投資控股
上海安電通信科技發展有限公司	中華人民共和國（外商獨資企業）	500,000美元	75%	—	75%	推廣及分銷網絡卡
上海顯達鄉村俱樂部有限公司	中華人民共和國（中外合作經營企業）	7,200,000美元	80%	—	80%	俱樂部管理
詩韻有限公司	香港	普通股 104,500,000港元	60%	—	60%	零售及批發時裝及飾物
Ventures Triumph Limited	英屬處女群島／香港	普通股 1美元	100%	—	100%	投資控股
Voice Information Systems Limited	香港	普通股「A」股 3,000,000港元 普通股「B」股 2,000,000港元	100%	—	100%	提供電訊服務
華智國際有限公司	英屬處女群島／香港	普通股 1美元	100%	—	100%	投資控股

* 若不同於註冊成立地點

(b) 於二零零三年十二月三十一日之主要聯營公司詳情如下：

公司名稱	註冊成立地點	由集團持有之應佔股本權益	主要業務
北京慧點科技開發有限公司	中華人民共和國	20%	軟件開發商及解決方案項目供應商
紀梵希中國有限公司	香港	29%	買賣時裝及飾物
海圭股份有限公司	開曼群島	25%	以互聯網為基礎之寬頻及無線增值服務供應商
上海麗致育樂經營管理有限公司	中華人民共和國	20%	俱樂部管理
Ventile Investments Limited	英屬處女群島	35%	提供融資服務
V.S. Limited	香港	21%	零售時裝及飾物

(c) 於二零零三年十二月三十一日之主要共同控制公司詳情如下：

公司名稱	註冊成立地點	由集團持有之應佔股本權益	主要業務
e-Brilliant Company Limited	開曼群島	50%	投資控股
e-Brilliant Pte Limited	新加坡	50%	清盤中

五年概要

（以港元呈列）

業績

	截至一九九九年十二月三十一日止九個月 千元	截至二零零零年十二月三十一日止年度 千元	截至二零零一年十二月三十一日止年度 千元	截至二零零二年十二月三十一日止年度 千元	**截至二零零三年十二月三十一日止年度 千元**
營業額	223,176	878,169	419,450	193,359	**138,600**
經營虧損	(248)	(190,604)	(187,810)	(86,056)	**(11,999)**
融資成本	(6,473)	(11,408)	(5,486)	(1,253)	**(969)**
應佔聯營公司業績	6	(452)	405	(1,792)	**(19,472)**
應佔共同控制公司業績	—	(11,541)	(6,427)	—	**—**
商譽減值虧損 *(附註1)*	—	(473,061)	—	(30,000)	**—**
經常業務除稅前虧損	(6,715)	(687,066)	(199,318)	(119,101)	**(32,440)**
所得稅	(1,442)	236	1,622	(334)	**(111)**
少數股東權益	2,721	9,209	—	—	**(1,518)**
股東應佔虧損	(5,436)	(677,621)	(197,696)	(119,435)	**(34,069)**

(以港元呈列)

資產及負債

	一九九九年十二月三十一日 千元	二零零零年十二月三十一日 千元	二零零一年十二月三十一日 千元	二零零二年十二月三十一日 千元	二零零三年十二月三十一日 千元
非流動資產	724,423	469,519	304,483	302,649	**292,034**
流動資產淨值	208,973	779,562	735,726	649,178	**648,544**
總資產減流動負債	933,396	1,249,081	1,040,209	951,827	**940,578**
非流動負債	(187,482)	(17,582)	(6,645)	(7,313)	**(9,261)**
少數股東權益	(37,772)	—	—	—	**(20,006)**
	708,142	1,231,499	1,033,564	944,514	**911,311**
股本	624,480	825,329	825,329	16,507	**16,507**
儲備	83,662	406,170	208,235	928,007	**894,804**
	708,142	1,231,499	1,033,564	944,514	**911,311**

附註:

(1) 根據《會計實務準則》第31號「資產減值」之規定，董事已評估本集團資產之公平價值，包括之前已於儲備中撇銷之商譽，並已根據《會計實務準則》第30號「企業合併」之過渡性條文，將有關因收購附屬公司而產生之商譽減值重列二零零零年業績內。

(2) 根據經修訂(二零零一年十二月)之香港《會計實務準則》第11號「外幣換算」，本集團於二零零二年更改換算海外企業業績之會計政策。由於此會計政策變動之影響並不重大，因此並無調整由一九九九年至二零零一年之數字作比較用途。

(3) 根據香港《會計實務準則》第12號(經修訂)「所得稅」，本集團於二零零三年就遞延稅項採納新會計政策，詳情載於財務報表附註10。由於此會計政策變動之影響並不重大，因此並無調整截至一九九九年十二月三十一日止九個月及由二零零零年至二零零二年年度之數字作比較用途。

股東週年大會通告

茲通告本公司於二零零四年六月三日星期四上午十時正，假座香港新界荃灣老圍顯達路十號顯達鄉村俱樂部舉行股東週年大會，藉以討論下列事項：

一、 省覽及考慮截至二零零三年十二月三十一日止年度之經審核財務報表、董事會報告及核數師報告。

二、 重選退任董事及授權董事會釐定董事酬金。

三、 重新委任核數師及授權董事會釐定其酬金。

四、 作為特別事項，考慮及酌情通過(不論會否作出修訂)下列決議案為普通決議案：

「**動議**：

(a) 在本決議案(c)段之規限下及依據《公司條例》第57B條，一般性及無條件批准本公司董事於有關期間內行使本公司一切權力，以配發、發行及處理本公司股本之額外股份，以及作出或授予或須行使該權力之售股建議、協議及購股權；

(b) 本決議案(a)段之批准乃授權本公司董事於有關期間內作出或授予或須於有關期間結束後行使該等權力之售股建議、協議及購股權；

(c) 本公司董事根據本決議案(a)段之批准所配發或有條件或無條件同意配發(不論是否根據購股權或以其他方式進行)之股本面值總額，除根據(i)供股或(ii)根據本公司之購股權計劃而行使之購股權外，不得超過於本決議案獲通過當日本公司已發行股本總面值百分之二十，而上述批准亦須受此相應限制；及

(d) 就本決議案而言：

「有關期間」指由本決議案通過之日起至下列任何較早之日期止之期間：

(i) 本公司下屆股東週年大會結束時；

(ii) 《公司條例》規定本公司須舉行下屆股東週年大會期限屆滿之日；及

(iii) 本公司股東於股東大會上通過普通決議案撤銷或修訂本決議案授予之權力之日。

「供股」指在本公司董事所訂定之期間內，向載列於某一指定記錄日期之股東名冊內之股份持有人，按照其當時之持股比例所提出配售新股之建議（惟本公司董事有權就零碎股份或因本港以外任何地域之法律或任何認可管制機構或證券交易所之規定所引致之任何限制或責任而必須或權宜取消若干股東在此方面之權利或作出其他安排）。」

五、 作為特別事項，考慮並酌情通過（不論會否作出修訂）下列決議案為特別決議案：

「**動議**對本公司現有之組織章程細則作出如下修改：

(a) 章程細則第2條

(i) 刪除「聯繫人」之定義全文，並以下列新定義及其頁邊附註取代：

聯繫人。	「聯繫人」與載於上市規則所賦予之涵義相同；

(ii) 刪除「結算所」之定義全文，並以下列新定義及其頁邊附註取代：

結算所。	「結算所」乃指本公司股份上市或掛牌之該等司法權區之管轄法例所認可之結算所；

(iii) 於緊隨「元」之定義及其頁邊附註後加入以下定義：

電子通訊。	「電子通訊」乃指透過任何媒介以任何電子傳送方式發送之通訊；
有權利人士。	「有權利人士」與載於公司條例就「有權利人士」所界定之涵義相同；

(iv) 於緊隨「香港政府」之定義及其頁邊附註後加入以下定義：

上市規則。	「上市規則」乃指香港聯合交易所有限公司證券上市規則及不時修訂之條文；

(v) 刪除「報章」之定義全文，並以下列新定義及其頁邊附註取代：

報章。	「報章」乃指一般在香港出版及流通之日報，並須為政務司司長為施行公司條例第71A條而發出並在憲報刊登的報章名單；

(vi) 於緊隨「股東登記冊」之定義及其頁邊附註後加入以下定義：

有關財務文件。	「有關財務文件」與載於公司條例就「有關財務文件」所界定之涵義相同；

(vii) 於緊隨「股東」或「成員」之定義及其頁邊附註後加入以下定義：

財務摘要報告。	「財務摘要報告」與載於公司條例就「財務摘要報告」所界定之涵義相同；

(viii) 刪除「書面」或「印刷」之定義全文，並以下列新定義及其頁邊附註取代：

書面。 印刷。	「書面」或「印刷」應指書寫、印刷、平版印刷、照相印刷、打字或以其他形式製作，包括任何代表文字或數字之可見形式，或根據其他有關法律、規則及規定所允許之任何代替書寫之可見形式（包括電子通訊），或部分採用一種可見形式而部分採用另一種可見形式；

(ix) 於緊隨「該條例與本章程細則按相同定義」之定義及其頁邊附註後加入以下定義：

簽立文件。 文件。	凡提述簽立文件，即包括經人手簽署或經蓋印或根據公司條例及其他適用法例、規則及規例允許之情況下以電子簽署或其他方式簽立文件。凡提述文件，根據任何其他適用法例、規則及規例允許之情況下，即包括以可見形式（不論是否以實物存在）提供之任何資料。

(b) 章程細則第3(a)條

於章程細則第3(a)條末端加上「根據於二零零二年七月十一日通過之特別決議案，本公司每股普通股之面值已削減至0.01港元。」一句；

(c) 章程細則第15條

於章程細則第15條第二行「收取」後加上「根據公司條例及/或上市規則規定之指定期間內」及刪除章程細則第15條第二及第三行「或提交轉讓書後（或在股份發行條件所訂明之其他期間內）」；

(d) 章程細則第42條

於章程細則第42條第三行「已發出」後加上「根據公司條例及/或上市規則規定之指定期間內」及刪除章程細則第42條第三行及最後一行「免費」；

(e) 章程細則第73條

(i) 於章程細則第73條第一段第二行「除非」前加上「除非根據上市規則或任何其他適用法例、規則或規例規定可能不時須以投票方式作出表決或」；

(ii) 於章程細則第73條第二段開端「除非」後加入「根據上市規則或任何其他適用法例、規則或規例規定須以投票方式作出表決或除非」；

(f) 章程細則第82條

加上以下新段及其頁邊附註作為章程細則第82 (c)條：

違反上市規則之投票。

(c) 倘本公司實際知悉任何股東根據上市規則須就任何特定決議案放棄投票或僅限於投贊成票或僅限於投反對票，該等股東或其代表所投而與該項要求或限制相違背之投票均不計算在內。

(g) 章程細則第93條

緊隨章程細則第93(d)條後加上以下新段：

(e) 候補董事被視為授出委任之董事之代理人。委任候補董事之董事須因其候補董事以候補董事身份行事時所犯的任何侵權行為，承擔法律責任。

(h) 章程細則第100條

(i) 刪除章程細則第100(h)條之全文，並以下文取代：

(h) 除章程細則另有規定者外，董事就其所知悉不得就有關批准其或其任何聯繫人擁有重大利益之任何合約或安排或任何其他建議之董事會決議作出投票（亦不得獲計入法定人數），惟本限制不適用於以下任何事項，即：

(i) 就該名董事或其任何聯繫人在本公司或其任何附屬公司之要求下，或為了本公司或其任何附屬公司的利益而借出的款項或者產生或承擔的債務，而向該董事或其聯繫人提供擔保或賠償保證之任何合約或安排或建議；

(ii) 就本公司或其任何附屬公司之債項或責任，董事或其聯繫人本身須根據一項擔保或賠償保證或提供擔保而單獨或共同承擔全部或部分責任，而向第三者提供任何擔保或賠償保證之任何合約或安排或建議；

(iii) 任何有關提呈發售本公司或本公司所創辦或擁有權益之任何其他公司股份或債權證或其他證券以供認購或購買，而董事或其聯繫人將會參與發售建議之包銷或分包銷之合約或安排；

(iv) 任何有關董事或其聯繫人僅因其於本公司之股份或債權證或其他證券中擁有權益而與本公司或其任何附屬公司之股份或債權證或其他證券的其他持有人以同一方式擁有權益之合約或安排；

(v) 任何有關董事或其聯繫人直接或間接（不論以高級職員或行政人員或股東身份）於任何其他公司擁有權益，惟該董事及／或其聯繫人合計不得實益擁有該公司任何類別已發行股份或投票權之5%或以上（或透過其或其任何聯繫人藉以獲得有關權益之第三間公司）之合約或安排；

(vi) 任何有關採納、修改或執行與本公司或其任何附屬公司之董事、其聯繫人及僱員均有關之退休金或退休、身故或傷殘福利計劃之建議或安排，而該等計劃或基金並無給予任何董事或其聯繫人任何該基金或計劃有關之僱員未獲賦予之任何特權或優惠；或

(vii) 任何有關採納、修訂或執行之任何僱員購股權計劃或任何股份獎勵計劃或購股權計劃而董事或其聯繫人可能獲益之合約或安排。

(ii) 刪除章程細則第100(i)條之全文，並以下文取代：

(i) 倘若及只要(僅限於倘若及只要)董事及／或其聯繫人直接或間接持有或實益擁有(或其或其任何聯繫人藉以獲得有關權益之任何第三間公司)一家公司任何類別權益股本或該公司所授予股東之投票權5%或以上權益，則該公司將被視作董事及／或其聯繫人擁有5%或以上權益之公司。就本段而言，不應計及董事或其聯繫人作為被動受託人或保管受託人所持有但並無擁有實益權益之任何股份，及倘若及只要其他人士有權收取有關收入而董事及／或其聯繫擁有復歸或剩餘權益之信託所涉及之股份，及董事及／或其聯繫人僅作為單位持有人而擁有權益之法定單位信託計劃所涉及之股份以及並無附帶股東大會投票權且嚴格規限股息及股本回報權之任何股份。

(iii) 分別刪除章程細則第100(j)條第一行及第二行「連同其任何聯繫人」、「於」及「該名董事」，並分別以「及／或其聯繫人」、「於」及「該名董事及／或其聯繫人」取代；

(iv) 分別於章程細則第100(k)條第二行及第八行「(大會主席除外)」及「董事權益」後加上「及／或其聯繫人」；

(v) 刪除章程細則第100(l)條之全文；

(vi) 將章程細則第100(m)條重新編號為章程細則第100(l)條；

(i) 章程細則第105條

刪除章程細則第105條之全文，並以下文取代：

推薦董事候選人士時必須給予之通知書。

105. 除退任董事外，任何人如未獲董事推薦，均無資格在任何股東大會上膺選出任董事職位，除非本公司在股東大會日期前至少7日已收到一份書面通知書，其內表明他擬提議推選該人士出任董事之職，及一份由該人士所簽署之表示願意接受膺選之書面通知。而該通知書之遞交期限不得早於有關選舉指定大會通告寄發日期前開始，且不得遲於該股東大會日期前七日之日結束。

(j) 章程細則第107條

刪除章程細則第107條第一行及頁邊附註之「特別決議案」及以「普通決議案」取代；

(k) 章程細則第163條

刪除章程細則第163條之全文，並以下列章程細則及其頁邊附註取代：

有關財務文件及財務摘要報告。

163. (a) 董事會須不時遵照公司條例之規定，安排編製及於股東週年大會上呈報有關財務文件。

(b) 在不抵觸本章程細則(c)段之前提下，本公司須根據公司條例及其他適用法例、規則及規例，最遲於本公司之有關股東大會舉行日期前二十一天(或公司條例及其他適用法例、規則及規例容許之其他時間)，向每位有權利人士

送交或寄發一份本公司有關財務文件或一份以該財務報表為藍本編製而成之財務摘要報告，惟本章程細則並不規定向本公司任何股份或債權證之一位以上聯名持有人或向無權收取本公司股東大會通告之股東或債權證持有人或本公司並不知悉其地址之任何股東或債權證持有人寄發此等文件，但並無收取此等文件之本公司股東或債權證持有人，有權向本公司辦事處免費索取該等文件。

(c) 任何有權利人士(「同意人士」)如根據公司條例及其他適用法例、規則及規例，同意進入本公司電腦網絡(於章程細則第168(v)條有所陳述)瀏覽本公司有關財務文件及／或財務摘要報告，或根據公司條例、其他適用之法例、規則及規例之規定並在其容許之範圍之內，以任何其他方式(包括任何其他電子通訊方式)閱覽，以代替由本公司向其寄送該等文件或報告(按情況而定)，則本公司根據公司條例及其他適用法例、規則及規例之規定，於根據公司條例及其他適用法例、規則及規例規定之期間(該期間最遲由本公司舉行有關股東大會之前二十一天開始，直至該大會舉行當日)，或於公司條例及其他適用法例、規則及規例容許之其他時限或時間內，在上文所述之本公司電腦網絡內或以其他方式刊登或提供有關財務文件及／或財務摘要報告，即被視為本公司已履行本章程細則(b)段所訂明之責任向同意人士寄發有關財務文件或財務摘要報告。

(I) 章程細則第167、168、169及170條

刪除章程細則第167、168、169及170條之全文，並以下列新細則及其頁邊附註取代：

登記地址通知書。

167. 各有權利人士須向本公司登記一個在香港或其他地方之地址，供本公司寄發通告之用，如任何股東未有登記，則本公司會以下文所述任何方式，寄往最後記錄所載之營業地址或住址，或如無記錄，則本公司會把通告張貼於本公司之註冊辦事處一天或刊登於本公司之網站，或以任何其他電子方式向該等股東發出通告。倘為股份之聯名持有人，所有通告將給予於股東名冊上名列首位之聯名持有人，而有關通告發送後，將被視為已向聯名持有人給予充分通知。

送達通知書。

168. 任何根據公司條例、其他適用法例、規則及規例規定發出或發行之通告或文件或本公司文件（包括上市規則所界定之任何「公司通訊」），可透過下列任何一種途徑，向任何有權利人士送達或送交：

(i) 親自遞交；

(ii) 以預付郵資之信封或封套寄予該人士之登記地址；

(iii) 於最少一份英文報章（以英文）及在最少一份中文報章（以中文）（在各情況下，該等報章須為就公司條例而言及其他適用法例、規則及規例就此所指定或容許之日報，並且在香港廣泛流通）及於董事認為適當之期間，並根據公司條例及其他適用法例、規則及規例之規定，並在其容許之範圍內刊登廣告；

(iv) 根據公司條例及其他適用法例、規則及規例之規定並在其容許之範圍內，由本公司以電子通訊方式，把通告或文件寄送或傳送至該位人士所予本公司之任何電訊或傳真之號碼或電子號碼或電郵地址或電腦網絡或網站；

(v) 遵照公司條例、其他適用之法例、規則及規例，在本公司電腦網絡刊登及發送予該等人士，表明所提供之該等通告或其他文件乃根據公司條例、其他適用之法例、規則及規例之規定並在其容許之範圍之內刊登(「刊登通知」)。刊登通知可按本章程細則第(i)至(iv)或(vi)段所訂明之各種方式發送予該等人士；或

(vi) 根據公司條例、其他適用之法例、規則及規例之規定並在其容許之範圍之內，以郵寄方式或以任何其他方式提供予該等人士。

通知書何時被視作送達。

169. (a) 由本公司或由其代表本公司發出或發行之任何通告或其他文件(包括上市規則所界定之任何「公司通訊」)：

(i) 倘採用親自送達或送交方式，於親自送達或送交之時將被視為已送達或送交；在證明該等送達或送交時，由本公司秘書(或本公司其他行政人員或由董事會委任之其他人士)簽署證明上述通告或文件已按上述方式送達或送交之證明書，即可作為最終證明；

(ii) 倘採用郵遞送達或送交方式，於一香港郵局寄出載有上述通告或文件之信封或封套翌日將被視為已送達或送交；在證明該等送達或送交時，只須證明該等載有上述通告或文件之信封或封套已妥為預付郵資、載有正確地址並已投入郵局即可。由秘書(或本公司其他行政人員或由董事會委任之其他人士)簽署證明該等載有上述通告或文件之信封或封套已按上述方式預付郵資、載有正確地址並已投入郵局之證明書，即可作為最終證明；

(iii) 倘根據章程細則第168(iv)條採用電子傳送方式寄發或傳送，或採用章程細則第168(vi)條訂明之該等方法，於作出有關寄發或傳送之時將被視為已送達或送交上述通告或文件。根據章程細則第168(v)條在本公司電腦網絡公佈之通告或文件，於向有權利之人發出刊登通知翌日將被視為已送達或送交。在證明有關送達或送交時，由秘書(或本公司其他行政人員或由董事會委任之其他人士)簽署證明作出該等送達、送交、寄發、傳送或公佈之時間等事實之證明書，即可作為最終證明(此乃假設寄件者並無收到任何通知表示電子通訊未能寄予收件者)；倘任何導致未能傳送之原因在寄件者控制範圍以外，則不得因此使通告或文件之送達或送交變為無效；及

(iv) 倘根據章程細則第168(iii)條採用報章廣告方式送達，於該等通告或文件首度刊發當日將被視為已送達。

語言選擇。

(b) 在公司條例及任何其他適用之法例、規則及規例之規限下，本公司可發出任何純英文版本、純中文版本或中英雙語版本之通告或其他文件(包括但不限於章程細則第163條所述之文件及上市規則所界定之「公司通訊」)。任何人士凡根據公司條例、其他適用之法例、規則及規例而同意收取本公司發出之純英文版本或純中文版本(但並非中英雙語版本)之通告或其他文件(包括但不限於章程細則第163條所述之文件及上市規則所界定之「公司通訊」)，則本公司僅須向該人士送達或送交該等通告或其他文件之已選定之版本，除非並直至該等人士就其根據公司條例、其他適用之法例、規則及規例而已作出或被視為作出之同意，向本公司提交撤銷或修正通知。此舉僅對提交該等撤銷或修正通知之後將行送達或送交予該等人士之任何通告或文件具有效力。

向有權因一名股東身故、精神不健全或破產而承繼股份之人士發出通知書。

170. 倘股東身故、精神不健全或破產，則本公司或代表本公司可按章程細則第168條所述之任何方式送達有權繼承該等股東的股份之人士，猶如股東並未身故、精神不健全或破產。

(m) 章程細則第172條

刪除章程細則第172條第一行及第二行「以郵遞方式按任何股東的登記地址送達或寄發或存放於該登記地址的」，並以「以章程細則第168條所述之方式送達或寄發予各股東」取代；

(n) 章程細則第173條

刪除章程細則第173條「書寫或機印」，並以「書寫、印刷或電子方式」取代；

(o) 章程細則第178條

刪除章程細則第178(a)條第四行「條例第165條的規定第(c)段所述的」，並以「公司條例第165條第(2)段之」取代；及

(p) 新章程細則第179條

緊隨章程細則第178條後加上以下新章程細則及其頁邊附註：

高級人員或核數師之責任保險。

179. 本公司有權為本公司之任何高級人員，或其僱用作為核數師之人士購買並持有保險：

(a) 就彼等可能觸犯任何與本公司或關連公司有關之疏忽、失責、違反職責或違反信託約定（詐騙除外）而招致對本公司、關連公司或任何其他人士負上責任而購置保險；及

(b) 就彼等可能觸犯任何與本公司或關連公司有關之疏忽、失責、違反職責或違反信託約定（詐騙除外）而對其採取之任何訴訟抗辯所涉及之任何責任而購置保險。

就章程細則第179條而言，「關連公司」指本公司之任何附屬公司或控股公司，或本公司控股公司之附屬公司。」

承董事會命
公司秘書
鄭佩敏

香港，二零零四年四月二十一日

附註：

1. 凡有權出席上述大會及投票之股東，均有權委任一名或多名代表出席，並於表決時代其投票。所有委任代表毋須為本公司股東。

2. 代表委任表格連同委任人簽署之授權書或其他授權文件(如有)，或經由公證人證明之授權書或授權文件副本，最遲須於大會指定舉行時間四十八小時前送達本公司註冊辦事處香港九龍尖沙咀東部麼地道77號華懋廣場15樓1502室，委任方為有效。